



2020
Notice of Annual Meeting and Proxy Statement

Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033 U.S.A.



Creating Long-Term Value for Patients and Shareholders

Making Progress on Our Strategic Priorities

Unlocking the Commercial Potential of Our Portfolio[1]

+13% total sales growth in 2019

Global pharmaceutical sales grew +14%

Sales highlights across our key growth pillars include:

- KEYTRUDA sales reached $11.1B, +58%
- GARDASIL sales of $3.8B, +21%
- BRIDION sales of $1.1B, +26%
- Animal Health sales of $4.4B, + 9%

Balanced Approach to Capital Allocation

~$19B committed to capital investments between 2019 and 2023

Capital allocation strategy allows Merck to invest in our business and create value for shareholders. In order of priority:

- Research & Development
- Capital Investments
- Dividend
- Business Development
- Share Repurchase

Focusing on Strategic Business Development to Fuel Innovation

~80 transactions completed in 2019, spanning acquisitions, licensing and technology deals, as well as clinical collaborations

Merck has a strong track record of bolt-on acquisitions and strategic collaborations. In 2019, Merck spent ~$8B on business development transactions, including the ArQule acquisition (closed in 1Q2020).

MK-6482, the HIF-2α inhibitor acquired in the 2019 Peloton acquisition, is in Phase 3, and MK-1026, the BTK inhibitor acquired in the ArQule acquisition, is in Phase 3 (as of 1Q2020).

Advancing the Pipeline for Scientific Breakthroughs[4]

>300 new KEYTRUDA indications and line extensions worldwide

Oncology:

- KEYTRUDA received 9 new approvals in the U.S., 5 in Europe, 3 in China and 3 in Japan
- Lynparza[2] received approvals in pancreatic cancer in the U.S. and in ovarian and breast cancer in other major markets
- The first combination of KEYTRUDA and Lenvima[3] received approval in endometrial carcinoma simultaneously in the U.S., Canada and Australia

Vaccines:

- V114, our pneumococcal conjugate vaccine candidate, received Breakthrough Therapy Designation from the FDA in both adult and pediatric settings
- ERVEBO, our Ebola vaccine, received approval in the U.S. and conditional approval in the EU

Hospital, Specialty and Other:

- DELSTRIGO and PIFELTRO approved in U.S. for certain HIV patients who are on a stable antiretroviral regimen
- RECARBRIO approved in U.S. for certain bacterial infections
- ZERBAXA approved in U.S. for certain types of pneumonia
- Results presented for Phase 3 VICTORIA trial studying vericiguat in patients with worsening heart failure with reduced ejection fraction
- Top-line data announced from two Phase 3 trials studying gefapixant, our P2X3 antagonist, in chronic cough
- Data presented at IAS and the European AIDS conference on Islatravir, a novel HIV asset currently in four Phase 3 trials in combination with doravirine

1. Growth rates exclude the impact of foreign exchange
2. In collaboration with AstraZeneca
3. In collaboration with Eisai
4. As of 1Q2020

Notice of Annual Meeting of Shareholders

To the Merck Shareholders: You are invited to the Annual Meeting of Shareholders of Merck & Co., Inc. on

Tuesday, May 26, 2020, at 9:00 a.m., at the Bridgewater Marriott, located at
700 Commons Way, Bridgewater, New Jersey 08807.

We will broadcast the Annual Meeting as a live webcast at *https://investors.merck.com/events-and-presentations.*

Due to the emerging public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Annual Meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance and will set forth details on how to participate in a press release available at *merck.com*.

The purposes of the meeting are to:	
• Elect the 13 Director nominees named in the proxy statement;	• Consider and act upon a shareholder proposal concerning a shareholder right to act by written consent, if properly presented at the meeting;
• Consider and act upon a proposal to approve, by non-binding advisory vote, the compensation of our Named Executive Officers;	• Consider and act upon a shareholder proposal regarding allocation of corporate tax savings, if properly presented at the meeting; and
• Consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2020;	• Transact such other business as may properly come before the meeting.

Vote Right Away - Advance voting methods and deadlines

We encourage all shareholders of record to read this proxy statement with care and vote right away using any of the following methods, even if they intend to attend the Annual Meeting in person. Given the possibility that our Annual Meeting may be held solely by means of remote communication, it is even more important to vote right away. In all cases, have your proxy card or voting instruction form in hand and follow the instructions.

BY INTERNET*	BY PHONE*	BY QR CODE	BY MAIL**
			
www.proxyvote.com	In the U.S. or Canada dial toll-free 1-800-690-6903	Scan this QR code to vote with your mobile device *(may require free app)*	Cast your ballot, sign your proxy card and send in our prepaid envelope

Only shareholders listed on the Company's records at the close of business on March 27, 2020 are entitled to vote.

Merck began distributing its Notice of Internet Availability of Proxy Materials, proxy statement, the 2019 Annual Report on Form 10-K and proxy card/voting instruction form, as applicable, to shareholders and to employee benefit and stock purchase plan participants on April 6, 2020.

By order of the Board of Directors,

Jennifer Zachary

Jennifer Zachary
Executive Vice President, General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON May 26, 2020: The Notice of Annual Meeting of Shareholders, proxy statement and the 2019 Annual Report on Form 10-K are available free of charge at *www.proxyvote.com*.

* The telephone and internet voting facilities will close at 11:59 p.m. Eastern Time on May 25, 2020.

** You will need the 16-digit control number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

If your shares are held in a stock brokerage account or by a bank or other nominee, your ability to vote by telephone or over the internet depends on your broker's voting process. Please follow the directions provided to you by your broker, bank or nominee.

Dear Merck Shareholders,

It is my pleasure to invite you to the 2020 Annual Meeting of Shareholders of Merck & Co., Inc. ("Merck," known as "MSD" outside the United States and Canada).

The attached Notice of Annual Meeting of Shareholders and proxy statement will serve as your guide to the business to be conducted and provide details regarding the meeting.

"Our steadfast commitment to scientific discovery, combined with our focus on our growth pillars across our human and animal health businesses, enabled Merck to achieve exceptional results in 2019. We believe it is important to optimize the value patients and customers can derive from our entire portfolio of products, and this belief, combined with our financial strength, led to our decision to create a new publicly held company, Organon & Co."

For nearly 130 years, the people of Merck have dedicated themselves to our company's mission of saving and improving lives. Propelled forward by this mission, we aspire to be the premier research-intensive biopharmaceutical company. Our dedication to our mission has resulted in important new medicines and vaccines that are helping to address global health crises like AIDS, Ebola virus outbreaks, antibiotic-resistant bacterial infections, and preventable maternal mortality. Today we are dealing with a new crisis—the COVID-19 pandemic that is moving around the world with unprecedented speed. We are focused on protecting the safety of our employees and their families, sustaining the supply of our medicines and vaccines, and supporting our patients in clinical trials.

We have also convened a team of top scientists to assess the value that our vast array of antiviral assets and our vaccine know-how may have in the prevention or treatment of COVID-19. As we know from our experience with ERVEBO – our recently approved vaccine for preventing Ebola virus infection – the road to a new medicine or vaccine is never fast and never easy. But we also know that the world needs new medicines and vaccines – not only for the immense challenges of this pandemic, but also for the other great health challenges of our time.

Our steadfast commitment to scientific discovery, combined with our focus on our growth pillars across our human and animal health businesses, enabled Merck to achieve exceptional results in 2019. We believe it is important to optimize the value patients and customers can derive from our entire portfolio of products, and this belief, combined with our financial strength, led to our decision to create a new publicly held company, Organon & Co. ("Organon"). With its strategic intent of becoming a leader in women's health, Organon will be a strong, independent company from the beginning, poised to reach more patients through its broad portfolio of trusted and medically important legacy products and a rapidly expanding biosimilars business. Creating Organon will help ensure that these products achieve their full potential and enable Merck to focus more fully on our key pillars and on investing in the next generation of biomedical breakthroughs.

KEYTRUDA, our market-leading anti-PD-1 therapy, is an example of how our focus on breakthrough innovation leads to value creation. In the five years KEYTRUDA has been on the market, it has been approved in 23 indications across 14 tumor types and is now established as a foundational immuno-oncology treatment. These approvals were the result of a broad clinical development program that consists currently of more than 1,150 clinical trials, including more than 800 trials that combine KEYTRUDA with other cancer treatments. Beyond KEYTRUDA, our success with Lynparza, a cancer therapy on which we collaborate with AstraZeneca, and Lenvima, a cancer therapy on which we collaborate with Eisai, as well as our early pipeline of more than 20 investigational candidates, support our belief that we will be a leader in cancer care for many years to come.

Building on our rich legacy in vaccine research, we also have a broad vaccine pipeline addressing areas of significant unmet medical need. Notably, our Ebola virus vaccine, ERVEBO, gained approval in the United States and conditional approval in the European Union in 2019 – a testament to the relentless efforts of a broad and diverse team of people and organizations coming together to cooperate across the global biopharmaceutical ecosystem. To date, investigational doses of our Ebola vaccine have been administered to more than 300,000 people in the Democratic Republic of Congo, as part of efforts to contain the second deadliest outbreak of this virus in history.

Additionally, we are seeing continued growth with GARDASIL and GARDASIL 9, driven by increasing worldwide awareness of its role as a vaccine for the prevention of certain HPV-related cancers. We anticipate continued strong growth globally, especially as additional supply comes online, driven by higher vaccination rates and expansion into new geographies, like China, as well as gender-neutral vaccination programs.

Our portfolio of hospital products, including BRIDION and ZERBAXA, which was recently approved for the treatment of certain types of pneumonia, also continues to perform well. We have recently advanced, as part of a combination, islatravir, our novel investigational therapy for HIV, into phase three clinical trials.

In addition, our Animal Health business continues to deliver strong results. In 2019, we completed the acquisition of Antelliq, broadening our Animal Health offerings with digital technologies for both livestock and companion animals, one of the fastest growing segments in the industry.

These examples demonstrate how our research-focused strategy is the right one to continue providing value to shareholders, patients and society. While the biopharmaceutical industry faces some challenging headwinds, it is our responsibility as guardians of this company's legacy to ensure we continue to deliver innovation that will enhance our pipeline and help patients.

We will continue our efforts to streamline our operating model and make it more efficient in order to foster the investments in innovation that are necessary to produce sustainable value for patients and you, our shareholders.

We hope you will participate in the Annual Meeting, either by attending and voting in person or by voting through other acceptable means as described in this proxy statement as promptly as possible. Your participation is important, so please exercise your right to vote.



Sincerely,

Kenneth C. Frazier

Kenneth C. Frazier
Chairman, President and Chief Executive Officer



A Message from Merck's Lead Independent Director

Dear Merck Shareholders,

Over its long history, Merck has been responsible for some of the most significant advancements and improvements in public health. Today, the Company focuses on breakthrough, innovative science to create long-term value for patients and shareholders, remaining committed to its mission of saving and improving lives. My fellow Directors and I remain committed to that mission, as well.

Our Board oversees business strategy and risk

As a Board, we are dedicated to effective oversight of the business and the key risks facing the Company. Our members draw on their leadership experiences and areas of expertise to provide guidance on corporate strategy and monitor its implementation in areas such as research and development, capital allocation, operating results, human capital management and global manufacturing. One important aspect of our oversight is having a productive partnership with management, and this was critical in the strategic decision to spin-off Merck's women's health business, along with a portfolio of trusted and medically important legacy products and a rapidly expanding biosimilars business. The spin-off of Organon & Co. will enhance Merck's ability to focus more fully on its key growth pillars and future innovation, while allowing Organon & Co. to pursue the strategic intent of being a leader in women's health.

Our Board values diverse perspectives

Our Board values shareholder perspectives and meaningful engagement. Hearing the perspectives of our shareholders helps enhance the Board's understanding of key issues that matter to our various stakeholders. Longstanding believers in the business value of having diverse perspectives in the boardroom, we are committed to having the right mix of perspectives, skills and expertise to address the Company's current and anticipated needs as opportunities and challenges facing the Company evolve.

We are thrilled to have welcomed Ms. Kathy J. Warden and Dr. Christine E. Seidman to the Board in March and to nominate Dr. Risa Lavizzo-Mourey to join the Board. Each of these women brings to the Board diverse perspectives, skills and expertise. Ms. Warden, Chairman, Chief Executive Officer and President, Northrop Grumman Corporation, brings global operational experience leading a research-intensive company, along with cybersecurity expertise. Dr. Seidman, the Thomas W. Smith Professor of Medicine and Genetics at Harvard Medical School and director of the Cardiovascular Genetics Program at Brigham and Women's Hospital, brings deep scientific expertise. Dr. Lavizzo-Mourey, PIK Professor of Health Equity and Health Policy at the University of Pennsylvania, brings extensive strategic and health policy expertise.

Our Board exercises independent board leadership and is committed to strong governance practices

As independent Lead Director, I work closely with our Chairman and CEO, Ken Frazier, to ensure a productive partnership between management and the independent Directors. I am also responsible for the annual review of our Board's effectiveness, as well as the evaluation of Mr. Frazier's effectiveness. The process of planning and executing a smooth CEO transition is one of the Board's most important responsibilities. Under my leadership, the Board continues to review Mr. Frazier's performance, evaluate potential internal and external successors and to consider the appropriate time for a transition. As a Board, we are also committed to governance practices that serve the interests of the Company and its many stakeholders. Recently, the Board amended the Compensation and Benefits Committee's charter to formalize its oversight of the Company's programs and policies related to its management of human capital resources.

We thank you for your investment in Merck and your support for the Board. We remain committed to serving you and the patients around the world that depend on this Company's life-saving work.



Leslie A. Brun
Lead Independent Director
April 6, 2020

Contents

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Date and Time
Tuesday, May 26, 2020
9:00 a.m. ET

Record Date
March 27, 2020

Location
Bridgewater Marriott
700 Commons Way
Bridgewater, NJ 08807

Also broadcast via webcast at https://investors.merck.com/ events-and-presentations

Voting Matters	Page	Board's Recommendation
Proposal 1 Election of Directors	30	FOR each Nominee
Proposal 2 Non-binding Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)	41	FOR
Proposal 3 Ratification of Appointment of Independent Registered Public Accounting Firm for 2020	76	FOR
Shareholder Proposals		
Proposal 4 Shareholder Proposal Concerning a Shareholder Right to Act by Written Consent	79	AGAINST
Proposal 5 Shareholder Proposal Regarding Allocation of Corporate Tax Savings	81	AGAINST

Business Highlights

11% Revenue growth despite the negative impact of $1.4B in loss of exclusivity

$9.9B GAAP investment in R&D in 2019

Shareholder Value Creation

$10.5B Capital returned to Shareholders (dividends and share repurchases)

11% Increase to quarterly dividend beginning in January 2020

Total Shareholder Return[1]

Year-End 2019

1-Year
22.3%

3-Year
19.0%
▲ Above Median ▲

5-Year
13.3%
▲ Top Quartile ▲

(1) Relative Total Shareholder Return, a component of our Performance Share Unit program that is described on page 52, is calculated on a different basis.

2019 NEOs and Compensation Highlights (Page 46)

Below is a list of our 2019 Named Executive Officers, or "NEOs", and select compensation highlights from 2019. For additional information on our elements of 2019 compensation, please refer to the Compensation Discussion and Analysis ("CD&A"), beginning on page 42.

2019 NEOs	Annual Base Salary Increase%	Target Annual Incentive%	Target Long-Term Incentive$	Total Target Direct Compensation Increase%*
Kenneth C. Frazier Chairman, President and Chief Executive Officer	+3.1%	no change	+$2,000,000	+12.5%
Robert M. Davis Executive Vice President, Global Services and Chief Financial Officer	+3.0	no change	+200,000	+4.4
Sanat Chattopadhyay Executive Vice President and President, Merck Manufacturing Division	+3.6	no change	+500,000	+17.5
Roger M. Perlmutter, M.D., Ph.D. Executive Vice President and President, Merck Research Laboratories	+3.0	no change	+1,000,000	+17.0
Jennifer Zachary Executive Vice President, General Counsel and Corporate Secretary	+9.4	no change	+350,000	+13.9

* Total target direct compensation is the aggregate total of annual base salary, target annual cash incentive and target long-term incentive.

Variable Compensation is a Critical Component of Our Pay-For-Performance Objectives (Page 43)

Merck's compensation programs are designed to align the interests of our executives with the interests of our shareholders. For this reason, a significant portion of our NEOs' pay is variable and at-risk, subject to Company performance as measured against financial, operating and strategic objectives, as well as relative Total Shareholder Return ("R-TSR"). The Company's variable incentives demonstrate a strong linkage between pay and performance.

Annual Cash Incentive

The Company Scorecard (described in more detail on page 50) focuses on our most critical business drivers — revenue, pre-tax income and pipeline — and is used to determine the payout of our annual incentive for all eligible employees, including our NEOs under the Executive Incentive Plan. Our Scorecard performance during 2019 resulted in above-target achievement of 184%.

Long-Term Incentive ("LTI")

For grants issued in 2017, 70% of each Named Executive Officer's annual target LTI was converted to Performance Share Units ("PSUs") based on the closing price of Merck stock on the date of grant. The number of units ultimately earned is based on our performance against the pre-established Operating Cash Flow ("OCF") and Earnings Per Share ("EPS") targets and R-TSR performance. For the 2017-2019 performance period, three-year cumulative OCF and EPS were each weighted at 25%, and R-TSR versus our pharmaceutical peer group was weighted at 50%. The results of the combined performance resulted in an actual payout of 137% as illustrated in more detail on page 53.

Say-On-Pay Advisory Vote (Page 44)

In 2019, shareholders continued their support for our executive compensation programs with 93% of the votes cast in favor of approving the say-on-pay proposal. Consistent with the Company's strong interest in shareholder engagement and our pay-for-performance approach, the Compensation and Benefits Committee has continued to examine our executive compensation program to ensure alignment between the respective interests of our executives and shareholders. No significant changes were made to our executive compensation program in 2019 as a result of the most recent say-on-pay vote.



We ask that our shareholders approve, on an advisory basis, the compensation of our NEOs as further described in Proposal 2 on page 41.

For additional information, please refer to the Compensation Discussion and Analysis in this proxy statement.

Shareholder Engagement and Feedback (Page 23)

Merck communicates regularly with shareholders to better understand their perspectives and has established a shareholder engagement program that is both proactive and cross-functional. In addition, our Lead Director and Chair of our Governance Committee, Leslie Brun, participates in substantive engagements with some of the Company's largest shareholders. In 2019, discussions with shareholders covered a wide range of topics of interest to shareholders, including the Board's composition and leadership, management and director succession, executive compensation programs, ESG reporting, human capital management and other governance matters. These discussions provided valuable insights into shareholder views, and we heard from many shareholders that they greatly appreciated the opportunity to engage with our Company.

We will continue to engage with shareholders on a regular basis to better understand and consider their views on our executive compensation programs, corporate responsibility and corporate governance practices.

Board Composition and Refreshment

On an annual basis, the Governance Committee considers the size, structure and needs of the Board, reviews possible candidates for the Board and recommends Director nominees to the Board for approval.

In selecting Director nominees, the Board considers its composition, including its diversity, and the skills, areas of expertise and experience represented. The Board also considers the Company's current and future global business strategies, opportunities and challenges. Such considerations have resulted in the election of four new Board members over the last three years and the nomination of a new director in this proxy statement. For more information, see "Criteria for Board Membership and Director Nomination Process" beginning on page 16.

Considering the factors noted above, in 2020 the Board elected two new independent Directors, Dr. Christine E. Seidman, Thomas W. Smith Professor of Medicine and Genetics at Harvard University, and Ms. Kathy J. Warden, Chairman, Chief Executive Officer and President of Northrop Grumman Corporation. In addition, the Board is nominating an additional independent Director to stand for election by shareholders at the 2020 Annual Meeting of Shareholders, Dr. Risa Lavizzo-Mourey, Penn Integrates Knowledge Professor of Health Equity and Health Policy at the University of Pennsylvania. Ms. Rochelle B. Lazarus will retire from the Board effective as of the 2020 Annual Meeting of Shareholders. Also, due to other commitments, Mr. Wendell Weeks will not be standing for re-election to the Board.

Governance Highlights

We believe good corporate governance is essential to achieving long-term shareholder value. We are committed to governance policies and practices that serve the interests of our Company and its many stakeholders. For this reason, we devote considerable time and resources to making sure that:

- our policies reflect our values and business goals;
- we have an effective corporate governance structure; and
- we operate in an open, honest and transparent way.

We highlight some significant aspects of our corporate governance practices below.

Independence

- Twelve of our thirteen Director nominees are independent.
- We have a strong independent lead director.
- Our independent directors convene regular executive sessions.
- All four of our standing Board committees (Audit, Compensation and Benefits, Governance and Research) are comprised solely of independent directors.

Accountability

- Every director stands for re-election every year.
- Directors are elected by majority vote.

Best practices

- Our Board of Directors as a whole, and each individual Board committee, conducts a self-evaluation every year.
- The Board actively engages in CEO succession planning.
- The Board is diverse in terms of gender, ethnicity, experience and skills.
- Our Board policies include an express Diversity Policy.

Transparency

- We have strong control over our political spending and disclose corporate political activity.
- We disclose aspects of our public policy engagement.

Board oversight

- The full Board and each individual Board committee is responsible for overseeing risk.
- The full Board oversees corporate strategy.

Alignment with shareholder interests

- Our officers and directors are prohibited from engaging in hedging, pledging or short sale transactions involving Company stock.
- Executives and directors must hold prescribed meaningful amounts of Company stock.
- We have a robust shareholder engagement program.
- We have a proxy access provision in our By-Laws under which shareholders who own 3% of our stock for at least three years may nominate up to 20% of the members of our Board.
- Holders of 15% of our shares may call a special meeting.
- We do not have a shareholder rights plan (also known as a poison pill).
- We do not have any supermajority voting provisions.

Compensation practices

- We have conducted an annual say-on-pay advisory vote since 2011.
- All incentive compensation paid to executives is subject to a clawback policy.
- Our incentive compensation awards are designed to align pay with performance.
- Our Compensation and Benefits Committee uses an independent compensation consultant.

Citizenship

- We have a longstanding commitment to corporate responsibility.
- All of our employees must adhere to a robust Code of Conduct.

Nominees for Director (Page 30)

The following provides summary information about each Director nominee. Each Director stands for election annually. Detailed information about each individual's background, skill set and areas of expertise can be found beginning on page 30.

	Director Nominee	Age	Director Since	Title	Current Committee Memberships: Audit	Compensation and Benefits	Governance	Research
	Leslie A. Brun Lead Independent Director	67	2008	Chairman and Chief Executive Officer, Sarr Group, LLC	●		C	
	Thomas R. Cech, Ph.D.	72	2009	Distinguished Professor, University of Colorado	●			C
	Mary Ellen Coe	53	2019	President, Google Customer Solutions, Google Inc.	●			●
	Pamela J. Craig	63	2015	Former Chief Financial Officer, Accenture plc	C		●	
	Kenneth C. Frazier Management	65	2011	Chairman, President and Chief Executive Officer, Merck & Co., Inc.				
	Thomas H. Glocer	60	2007	Former Chief Executive Officer, Thomson Reuters Corporation		C	●	
	Risa J. Lavizzo-Mourey, M.D.*	65	—	Penn Integrates Knowledge Professor of Health Equity and Health Policy, University of Pennsylvania				
	Paul B. Rothman, M.D.	62	2015	Dean of Medical Faculty and Vice President for Medicine, The Johns Hopkins University, and CEO, Johns Hopkins Medicine	●			●
	Patricia F. Russo	67	1995	Chairman, Hewlett Packard Enterprise Company; Former Chief Executive Officer and Director, Alcatel-Lucent		●	●	
	Christine E. Seidman, M.D.	67	2020	Thomas W. Smith Professor of Medicine and Genetics, Harvard Medical School, and Director, Cardiovascular Genetics Center, Brigham and Women's Hospital	●			●
	Inge G. Thulin	66	2018	Former Chairman of the Board, President and Chief Executive Officer, 3M Company		●	●	
	Kathy J. Warden	48	2020	Chairman, Chief Executive Officer and President, Northrop Grumman Corporation	●			●
	Peter C. Wendell	69	2003	Managing Director, Sierra Ventures		●		●
	Number of Meetings in 2019				**9**	**7**	**4**	**4**

* Dr. Lavizzo-Mourey is a Director nominee for election by shareholders at the Annual Meeting of Shareholders. If elected, Dr. Lavizzo-Mourey would serve as a member of the Compensation and Benefits Committee and Governance Committee.

C Committee Chair

Our 2020 Director Nominees Snapshot

Our Director nominees possess broad expertise, skills, experience and perspectives that will facilitate the strong oversight and strategic direction required to govern the Company's business and strengthen and support senior management. As illustrated by the following chart, our Director nominees are made up of individuals with expertise in fields that align with the Company's business and long-term strategy and reflect a mixture of tenure that allows for both new perspectives and continuity.



Board Diversity and Independence

Gender — 46% Women
Independence — 92% Independent
Tenure — ~8YR Average Tenure; 10+ Years 5, 0-4 Years 5, 5-9 Years 3

Age of Director Nominees — 48 | Average Age 63.4 | 72

Director Nominee Skills — Of 13 Nominees

CEO Leadership	10
Financial	7
Scientific	4
Health Care Industry	6
Global Strategy & Operations	7
Marketing or Public Relations	3
Digital/Technology	6
Public Company Governance	7
Public Policy & Regulation	4
Talent Management	8
Capital Markets Experience	4

Corporate Governance

The Board has the legal responsibility for overseeing the affairs of the Company and for the overall performance of the Company. The Board's primary mission is to represent and protect the interests of our shareholders. To that end, the Board selects and oversees the senior management team, which is charged with conducting Merck's daily business.

The Board has adopted corporate governance principles (the "Policies of the Board") that, together with our Restated Certificate of Incorporation, By-Laws and Board committee charters, form the governance framework for the Board and its committees. The Policies of the Board cover a wide range of subjects, including the philosophy and functions of the Board, the composition of the Board, the independent Lead Director's responsibilities, categorical independence standards, Director qualifications, assessment of the Board, committee responsibilities, Director transition and retirement, service on other boards, Director compensation, stock ownership guidelines, chairmanship of meetings, Director orientation and continuing education, incumbent Director resignation and related person transactions. From time to time, the Board revises the Policies of the Board and Board committee charters in response to changing regulatory requirements, evolving best practices and the perspectives of our shareholders and other constituents. For example, in 2019, the Board revised the Policies of the Board to include a formal diversity policy to guide the Director succession process. The Board also revised the Compensation and Benefits Committee's charter to formalize its oversight of the Company's programs, policies and practices related to its management of human capital resources.

Governance Materials

The following items relating to corporate governance at Merck are available on our website at *merck.com/about/leadership*:

- Restated Certificate of Incorporation
- By-Laws
- Policies of the Board — a statement of Merck's corporate governance principles
- Merck Board Committee Charters
- Shareholder Communications with the Board
- Merck Code of Conduct — Our Values and Standards

Board's Role in Strategic Planning

The Board — acting both as a whole and through its four standing committees — is fully involved in the Company's strategic planning process. All of our Directors have an obligation to keep informed about the Company's business and strategies, so they can provide guidance to management in formulating and developing plans and knowledgeably exercise their decision-making authority on matters of importance to the Company.

The Board's oversight and guidance are inextricably linked to the development and review of the Company's strategic plan. By exercising sound and independent business judgment on the strategic issues that are important to the Company's business, the Board facilitates Merck's long-term success.

Our Strategic Planning Cycle

Ongoing

Board meetings held throughout the year target specific strategies (for example, discovery research or the expansion of manufacturing capacity) and important areas of the business (for example, oncology and vaccines) for extended, focused Board input and discussion. These time frames are flexible; the Board adjusts its meeting agendas to reflect both internal and external developments over the course of the year.







## Summer	## Fall	## Winter
Each year, typically in the summer, senior management sets aside a specific period to review and refine the Company's long-range operating plan and overall corporate strategy. Strategic areas of importance include basic research and clinical development; global marketing and sales; manufacturing strategy, capability and capacity; digital strategies; and the public policy and political environments that affect the Company's business and operations. Specific operating priorities will be developed to effectuate the Company's long-range plan. Some of the priorities will be short-term in focus while others will be based on longer-term planning horizons.	Senior management reviews their conclusions with the Board at one or more extended meetings that usually occur in the fall. These meetings are focused on corporate strategy and involve both management presentations and input from the Board regarding the assumptions, priorities and strategies that form the basis for management's operating plans.	At subsequent Board meetings, the Board continues to review substantively the Company's progress against our strategic plans and to exercise oversight and decision-making authority regarding strategic areas of importance and associated funding authorizations. For example, in January, the Board typically reviews the Company's overall annual performance and considers the operating budget and capital plan for the next year. At the same meeting, the Board also usually finalizes specific criteria against which the Company's performance will be evaluated.

Independence of Directors

The Policies of the Board require that a substantial majority of our Directors be independent. In making independence determinations, the Board observes all relevant criteria established by the U.S. Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"), as well as categorical independence standards set forth in the Policies of the Board. The Board considers all relevant facts and circumstances in making an independence determination.

To be considered independent, an outside director must meet the bright line independence tests established by the NYSE, and the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company.

The Board also rigorously considers all relevant heightened independence requirements for members of the Audit Committee and the Compensation and Benefits Committee. The Governance Committee reviews the Board's approach to determining director independence periodically and recommends changes, as appropriate, for consideration and approval by the full Board.

Independence Determinations

In accordance with the NYSE Corporate Governance Listing Standards and the categorical standards reflected in the Policies of the Board, the Board reviewed relationships between the Company and each Director and Director nominee. As a result of that review, the Board has determined that, with the exception of Kenneth C. Frazier, our Chairman and CEO, each Director and Director nominee has only immaterial relationships with the Company, and accordingly, each is independent under these standards. The Board also has determined that each member of the Audit Committee, the Compensation and Benefits Committee and the Governance Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the rules of the SEC.

In making these determinations, the Board considered relationships that exist between the Company and other organizations where each Director (or Director nominee) serves, as well as the fact that in the ordinary course of business, transactions may occur between such organizations and the Company or one of our subsidiaries. The Board also evaluated whether there were any other facts or circumstances that might impair a Director's or a Director nominee's independence.

As previously disclosed, the Company and Corning Incorporated ("Corning"), for which Mr. Weeks serves as Chairman, Chief Executive Officer and President, are parties to a Joint Research and Development Agreement ("R&D Agreement") aimed at developing new glass materials. In 2011, the R&D Agreement was first reviewed and approved by the Governance Committee and reviewed by the Board (other than Mr. Weeks) to confirm Mr. Weeks' continued independence. In 2014, Merck and Corning entered into two follow-on agreements: a multi-year component supply agreement ("Supply Agreement") with minimum volume commitments and a royalty agreement ("Royalty Agreement" and, together with the R&D Agreement and the Supply Agreement, the "Corning Agreements"). The Royalty Agreement also amended the R&D Agreement. Both agreements were reviewed and approved by the Governance Committee and the entire Board (again, with Mr. Weeks recusing himself). The Governance Committee has conducted regular oversight of the Corning Agreements.

In 2019, Merck and Corning amended the Corning Agreements to eliminate the previously agreed minimum volume commitments, provide for additional development work under the R&D Agreement and revise a payment date in the Supply Agreement. In connection with these amendments, Merck agreed to pay Corning an aggregate amount of up to $5 million per year until December 31, 2023. For the additional development work, Merck agreed to pay Corning an aggregate amount of up to $6.25 million per year until January 31, 2023. Finally, under the revised payment date in the Supply Agreement, Merck will pay to Corning by the end of 2023 the $15 million that had been agreed previously. The parties also agreed to negotiate and enter into a new supply agreement by the end of 2023 and, if they do not, Merck will pay to Corning an additional amount of $20 million. The amendments to the Corning Agreements were reviewed and recommended for approval by the Governance Committee. Mr. Brun, a member of the board of directors of Corning, did not participate in the review or recommendation by the Governance Committee. The amendments were then approved by the entire Board (with both Mr. Weeks and Mr. Brun recusing themselves).

Prior to 2019, Merck reimbursed Corning for an aggregate of $25.2 million for development costs incurred under the R&D Agreement and intellectual property filing costs. In 2019, Merck paid Corning an additional $1 million for development costs incurred under the R&D Agreement upon the achievement of agreed milestones. An additional $6 million of reimbursable costs remain to be paid upon the achievement of a milestone agreed to under the R&D Agreement. In 2019, Merck reimbursed Corning an additional approximately $600,000 for intellectual property filing costs incurred in 2018.

Merck expects to reimburse Corning for additional intellectual property filing costs in the future. In addition, in 2019, the Company made purchases from Corning in the ordinary course of business unrelated to the Supply Agreement. Commencing in 2020, the Company expects to begin receiving royalties under the Royalty Agreement.

Drs. Cech, Lavizzo-Mourey, Rothman and Seidman are employed at medical or academic institutions with which the Company engages in purchase and/or sale transactions in the ordinary course of business. In addition, Mr. Thulin was employed by 3M Company until June 1, 2019, and the Company engages in routine business transactions with 3M Company. The Board reviewed transactions with each of these entities and determined that the applicable individual Director or Director nominee had no role with respect to the Company's decision to make any of the purchases or sales, and the aggregate amounts in each case were less than 2% of the consolidated gross revenues of the other organization and the Company.

Board Leadership Structure

The Board of Directors is currently led by Kenneth C. Frazier, who serves as the Chairman of the Board, and by Leslie A. Brun, an independent Director, who serves as the Board's Lead Director. The Board, made up of independent Directors (other than Mr. Frazier), is highly empowered and engaged. The independent Directors evaluate our Board leadership structure at least annually.

The Board meets in executive session without the Chairman and CEO at each in-person Board meeting. During these executive sessions, which are led by the independent Lead Director, the Directors discuss topics such as succession planning for the CEO, key management positions and points of follow-up with management on strategic issues.

Lead Director

Merck's independent Lead Director is appointed by the independent members of the Board of Directors to a three-year term. The position of Lead Director has a clear mandate and significant authority and responsibilities — all set out in the Policies of the Board. These include:

Board Meetings and Executive Sessions	• The authority to call meetings of the independent members of the Board. • Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent members of the Board.
Communicating with Management	• Serving as the principal liaison on Board-wide issues between the independent members of the Board and the Chairman/CEO.
Agendas	• Approving meeting agendas and the information sent to the Board, including supporting material for meetings.
Meeting Schedules	• Approving meeting schedules to ensure there is sufficient time for discussion of all agenda items.
Communicating with Shareholders and Stakeholders	• Being available for consultation and direct communication with major shareholders, as appropriate. • Serving as a liaison between the Board and shareholders on investor matters.
Board Performance Evaluation	• Leading the annual performance evaluation of the Board.
Chairman and CEO Performance Evaluations	• Leading the annual performance evaluation of the Chairman/CEO.
CEO Succession	• Leading the CEO succession planning process.

In addition to a Board Chairman and an independent Lead Director, the Board of Directors has four standing committees, each of which is composed solely of independent Directors and is led by an independent chair. These standing committees are described beginning on page 19. The Board believes the Company and its shareholders are well-served by this leadership structure. Having an independent Lead Director vested with key duties and responsibilities and four independent Board committees chaired by independent Directors promotes strong independent oversight of the Chairman and CEO and the rest of our management team.

The Board believes that having Mr. Frazier serve as Chairman and CEO adds substantial strategic and operational perspective to the Chairman role. Mr. Frazier's years of senior management and executive leadership experience at Merck provide valuable business and cultural insight into the Company to the benefit of the Board and position Mr. Frazier to provide effective Board-level leadership.

Criteria for Board Membership and Director Nomination Process

The Governance Committee is responsible for screening and nominating director candidates considered for election by the Board. In this capacity, the Committee considers the composition of the Board, including the depth of experience, balance of professional skills, expertise represented and diversity of perspectives. The Committee also evaluates prospective nominees identified on its own initiative as well as candidates recommended by other Board members, management, shareholders or search consultants. In 2019, the Governance Committee retained a search firm to identify possible candidates who meet our qualifications, to interview and screen such candidates (including conducting reference checks) and to assist in scheduling candidate interviews with Board members.

To be considered for membership on the Board, a candidate must meet the following minimum criteria:

- be of proven integrity with a record of substantial achievement in an area of relevance to the Company;
- have demonstrated ability and sound judgment that usually will be based on broad experience;
- be able and willing to devote the required amount of time to the Company's affairs, including attendance at Board meetings, Board committee meetings and annual shareholder meetings;
- possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs; and
- be committed to building sound, long-term Company growth.

Individual Experience, Qualifications, Attributes and Skills

In its regular discussions regarding Board composition — and especially in conjunction with the annual Board and committee evaluations — the Governance Committee works with the Board to determine the appropriate mix of professional experience, expertise, educational background and other qualifications that are particularly desirable in light of our current and future business strategies. The Governance Committee uses this input in its planning and Director search process. In addition to the five broad criteria listed above, the following chart highlights the background, experience and skills the Board takes into account for future candidates. These attributes are amply represented by our current Director nominees.



Director Nominee Skills — Of 13 Nominees

CEO Leadership Experience serving as a chief executive officer at a publicly traded or private organization	10
Financial Experience or expertise in financial accounting and reporting processes or the financial management of a major organization	7
Scientific Scientific expertise related to health care industry and the Company's long-term commitment to research and development strategies	4
Health Care Industry Experience with complex issues within the health care industry	6
Global Strategy & Operations Leadership experience overseeing and/or driving strategic direction and growth of an organization globally	7
Marketing or Public Relations Experience in digitial marketing, advertising, social media and consumer insight functions, including product development and brand building	3
Digital/Technology Experience or expertise in information technology (including cybersecurity and data privacy) or the use of digital media or technology to facilitate business objectives	6
Public Company Governance Experience as a board member of another publicly-traded company	7
Public Policy & Regulation Experience with public policy and regulation in the healthcare industry or other highly-regulated industries	4
Talent Management Experience in executive recruiting, succession planning and talent management, including retaining key talent and driving employee engagement	8
Capital Markets Experience Experience in corporate lending or borrowing, capital market transactions, significant mergers or acquisitions, private equity or investment banking	4

Diversity

Diversity is an important factor considered when identifying prospective nominees for our Board and, in 2019, the Board added a formal diversity policy to the Policies of the Board. The policy reflects the Board's longstanding commitment to ensure that Directors represent diverse perspectives and areas of expertise important to fostering the Company's business success. The policy provides that the Board does not discriminate against potential Directors on the basis of gender, race, age, sexual orientation or ethnic and national background and that having a board composed of diverse individuals is an important contributor to the Board's overall effectiveness.

Shareholder Recommendations of Director Candidates

The Governance Committee will consider recommendations for Director candidates made by shareholders and will evaluate those individuals using the same criteria applied to other candidates. Shareholder recommendations must be sent to the Office of the Secretary, Merck & Co., Inc., 2000 Galloping Hill Road, K1-4157, Kenilworth, New Jersey 07033 U.S.A., and must include detailed background information regarding the recommended candidate that demonstrates how that candidate meets the Board membership criteria.

Candidates are evaluated initially based on materials submitted by them or on their behalf. If a proposed or recommended candidate continues to be of interest to the Governance Committee, we obtain additional information through inquiries to various sources and, if warranted, interviews.

Succession Planning

The Board regularly reviews short- and long-term succession plans for the CEO and other executive officers. In assessing possible CEO candidates, the independent Directors identify the skills, experience and attributes they believe are required for an effective CEO in light of the Company's global business strategies, opportunities and challenges. The Board also ensures that Directors have substantial opportunities to engage with possible succession candidates and have access to external consultants, as needed.

In 2018, the Board eliminated the existing policy regarding mandatory retirement of the CEO at age 65. Eliminating this policy allows the Board appropriate flexibility in determining the optimal timing of the succession process.

The Board also considers its own composition and succession plans. Discussion of these topics is an important part of the annual Board evaluation process. In Director succession planning, the Governance Committee and the Board consider, among other things, the needs of the Board and the Company in light of the overall composition of the Board, with a view toward achieving a balance of the skills, experience and attributes that are essential to the Board's oversight role. In addition, the Policies of the Board provide that Directors may not be nominated for re-election to our Board after they reach the age of 72. The Governance Committee considers this policy and the schedule of upcoming Director retirements in determining the right approach to maintaining a strong composition of Director skills and experience. Although the Board believes this policy promotes regular refreshment of the Board, in 2019, the Board waived this policy with respect to the Chair of the Research Committee, Dr. Cech, for a period of one year as the Board onboards additional members to the Research Committee.

Annual Board Evaluation

The Board conducts an evaluation of its performance and effectiveness, as well as that of the four standing committees, on an annual basis. The purpose of the evaluation is to track progress in certain areas targeted for improvement and to identify ways to enhance the overall effectiveness of the Board and its committees. The evaluation process is led by the independent Lead Director. The Governance Committee also periodically engages an independent third party to manage the process to ensure it remains as thorough and transparent as possible. In 2019, the evaluation was conducted in 3 phases.

1

First, each Director completed a written questionnaire developed by the Governance Committee to provide feedback on the effectiveness of the Board, the Board's leadership structure, the committees and the level and quality of the Directors' individual contributions, as well as any areas that the Director believes warrant heightened focus in the year ahead.

2

Second, the independent Lead Director conducted an interview with each Board member to gather additional suggestions for improving Board effectiveness and to solicit additional feedback on Board operations, composition and priority agenda topics.

3

Finally, the collective feedback of the Board members was compiled and presented to the full Board. During discussion led by independent Lead Director, Leslie A. Brun, Directors considered areas of strength and opportunities to enhance the operations of the Board.

The Board evaluation process resulted in a number of recommendations, including recommendations regarding priority agenda topics for the Board to address in 2020. The feedback highlighted that Directors were pleased to have had additional time allotted to full-Board discussion of Director succession priorities in 2019. A key recommendation is to continue this practice.

Risk Oversight

The Board of Directors has two primary methods of overseeing risk. The first method is through its Enterprise Risk Management ("ERM") process, which allows for full Board oversight of the most significant risks facing the Company. The second is through the functioning of the Board committees.

Management has established an ERM process to ensure a complete Company-wide approach to evaluating risk over six distinct but overlapping risk areas:

Responsibility and Reputation	Risks that may impact the well-being of the Company, its employees, customers, patients, communities or reputation
Strategy	Macro risks that may impact our ability to achieve long-term business objectives
Operations	Risks in operations and cybersecurity that may impact our ability to achieve business objectives
Compliance	Risks related to compliance with laws, regulations and Company values, ethics and policies
Reporting	Risks to maintaining accurate financial statements and timely, complete financial disclosures
Safety	Risks to employee, patient or community health and safety

The goal of the ERM process is to provide an ongoing review, implemented across the Company and aligned to Company values and ethics, to identify and assess risk and to monitor risk and agreed-upon mitigating action. Furthermore, if a risk transforms into an incident, the ERM process ensures that effective response and business continuity plans are in place. If the ERM process identifies a material risk, it will be elevated through the CEO and the Executive Committee to the full Board of Directors for consideration. The Audit Committee periodically reviews the ERM process to ensure it is robust and functioning effectively.

Through the ERM process, each Board committee oversees specific areas of risk relevant to the committee through direct interactions with the CEO, members of the Company's Executive Committee and the heads of business divisions and corporate functions. A committee may address risks directly with management or, where appropriate, may elevate a risk for consideration by the full Board or another Board committee. The following are examples of Board committees' responsibilities in risk oversight:

- the Audit Committee has primary responsibility for overseeing the Company's risk-management program relating to cybersecurity, although, the full Board participates in periodic reviews and discussion dedicated to the Company's cyber risks, threats and protections. The Audit Committee also oversees risk relating to finance, business integrity and Sarbanes-Oxley reporting through its interactions with the Chief Financial Officer, Chief Compliance Officer, Controller and the Head of Internal Audit;

- the Compensation and Benefits Committee (the "C&B Committee") and senior management continually evaluate the relationship between risk and reward as it relates to our executive compensation program. When setting incentive plan targets each year, the C&B Committee is aware of the risk associated with drug pricing, among other things, and ensures our plans do not incentivize risky behavior in order to meet targets;

- the Governance Committee oversees the Company's corporate governance, including the practices, policies and procedures of the Board and its committees, considers the size, structure and needs of the Board, reviews possible candidates for the Board and recommends Director nominees to the Board for approval; and

- the Research Committee oversees the overall strategy, direction and effectiveness of the Company's research and development operations.

The separate ERM process and Board committee approach to risk management leverages the Board's leadership structure to ensure the Board oversees risk on both a Company-wide approach and through specific areas of competency.

Related Person Transactions

Related Person Transaction Policy

The Board of Directors has adopted a written Related Person Transaction Policy (the "Policy") that is incorporated into the Policies of the Board and administered by the Governance Committee. The Policy governs the review and approval of any transactions involving amounts exceeding $120,000 to which the Company or a subsidiary is a party and in which a "related person" has a direct or indirect material interest. A "related person" is any Director, Director nominee, executive officer or holder of more than 5% of any outstanding class of the Company's voting securities, as well as immediate family members or certain affiliated entities of any of the foregoing persons.

Pursuant to the Policy, management determines whether a transaction requires review by the Governance Committee, in which case the transaction, along with all material information, will be disclosed to the Governance Committee for review, approval, ratification or termination. In the event a related person transaction is approved by the Governance Committee, such transaction will be subject to ongoing monitoring to ensure that the transaction remains fair and reasonable to the Company. For additional information, the full Policy is available on the Company's website at *merck.com/about/leadership*.

Certain Related Person Transactions

Each Director, Director nominee and executive officer of Merck annually completes and submits to the Company a Director & Officer ("D&O") Questionnaire. The D&O Questionnaire requests, among other things, information regarding whether any Director, Director nominee, executive officer or their immediate family members had an interest in any transaction or proposed transaction with Merck or its subsidiaries or has a relationship with a company that has entered or proposes to enter into such a transaction.

After review of the D&O Questionnaires by the Office of the Secretary, the responses are collected, summarized and distributed to responsible areas within the Company to identify any potential transactions. All relevant relationships and any transactions, along with payables and receivables, are compiled for each person and affiliation. Management submits a report of the affiliations, relationships, transactions and appropriate supplemental information to the Governance Committee for its review. Based on this information for 2019, the Governance Committee has determined that no transactions require disclosure under Item 404(a) of SEC Regulation S-K.

Board Meetings and Committees

In 2019, the Board of Directors met six times. Under the Policies of the Board, Directors are expected to attend regular Board meetings, applicable Board committee meetings and annual shareholder meetings.

The independent Directors of the Board met in 12 executive sessions in 2019. Mr. Brun, Lead Director of the Board, presided over the executive sessions. Eleven of the then twelve Directors attended the 2019 Annual Meeting of Shareholders.

All Directors attended at least 75% of the meetings of the Board and of the committees on which they served in 2019.

The Board of Directors has four standing committees, each of which is made up solely of independent Directors: Audit Committee; Compensation and Benefits Committee; Governance Committee; and Research Committee. In addition, the Board from time to time establishes special purpose committees. All of our standing committees are governed by Board-approved charters, which are available on our website at *merck.com/about/leadership/board-of-directors*. The committees evaluate their performance and review their charters annually. Additional information about the committees is provided below. As a non-independent director, Mr. Frazier is not a member of any Board committee.

Audit Committee



Pamela J. Craig
Chair

Other Members
Leslie A. Brun
Thomas R. Cech, Ph.D.
Mary Ellen Coe
Paul B. Rothman, M.D.
Christine E. Seidman, M.D.[1]
Kathy J. Warden[1]

Number of Meetings in 2019:
9

**Financial Experts on
Audit Committee**

The Board has determined that each of
Mr. Brun, Ms. Craig and Ms. Warden is an
"audit committee financial expert" as defined
by the SEC and has accounting or related
financial management expertise as required
by NYSE Corporate Governance Listing
Standards.

(1) Joined the Board of Directors on March 16, 2020.

Overview

The Audit Committee oversees our accounting and financial reporting processes, internal controls
and audits and consults with management, the internal auditors and the independent auditors on,
among other items, matters related to the annual audit, the published financial statements and
the accounting principles applied. The Audit Committee has established policies and procedures
for the pre-approval of all services provided by the independent auditors (as described on page 77
of this proxy statement) and for the approval of the annual internal audit plan as executed by the
Internal Audit organization.

The Audit Committee's Report is included on page 77 of this proxy statement.

The Primary Functions of this Committee are to:

- Appoint, evaluate and retain our independent auditors;
- Maintain direct responsibility for the compensation, termination and oversight of our
  independent auditors and evaluate the independent auditors' qualifications, performance and
  independence;
- Monitor compliance with the Foreign Corrupt Practices Act and the Company's policies on
  ethical business practices and report on these items to the Board;
- Establish procedures for the receipt, retention and treatment, on a confidential basis, of
  complaints received by the Company (as described under "Shareholder Communications with
  the Board" on page 24 of this proxy statement); and
- Oversee the ERM process.

Compensation and Benefits Committee



Thomas H. Glocer
Chair

Other Members
Rochelle B. Lazarus[1]
Patricia F. Russo
Inge G. Thulin
Peter C. Wendell

Number of Meetings in 2019:
7

**Compensation and Benefits
Committee Interlocks and
Insider Participation**

There were no C&B Committee
interlocks or insider (employee)
participation during 2019.

(1) Retiring from the Board effective as of the 2020 Annual Meeting.

Overview

The C&B Committee annually reviews and approves corporate goals and objectives relevant to the
total direct compensation opportunity for the Chairman and CEO and certain other officers;
evaluates their performance against these goals and objectives; and, based on this evaluation,
sets their total target direct compensation and determines payouts under our variable
compensation plans. The details of the processes and procedures involved are described in the
Compensation Discussion and Analysis beginning on page 42. The independent members of the
full Board ultimately make the final decisions regarding the Chairman and CEO's total direct
compensation.

The C&B Committee Report is included on page 56 of this proxy statement.

The Primary Functions of this Committee are to:

- Establish and maintain a competitive portfolio of executive compensation and benefits
  programs designed to attract, motivate and retain the talent necessary to execute the
  Company's long-term strategic plan;
- Discharge the Board's responsibilities for compensating our officers;
- Oversee/monitor
  - The competence and qualifications of our executive officers,
  - Officer succession,
  - The soundness of the organizational structure,
  - The Company's programs, policies and practices related to its management of human
    capital resources, and
  - Other related matters necessary to ensure the effective management of the business; and
- Review the Compensation Discussion and Analysis for inclusion in our proxy statement.

Governance Committee



Leslie A. Brun
Chair | Lead Director

Other Members
Pamela J. Craig
Thomas H. Glocer
Rochelle B. Lazarus[1]
Patricia F. Russo
Inge G. Thulin

Number of Meetings in 2019:
4

Overview

The Governance Committee oversees the Company's corporate governance, including the practices, policies and procedures of the Board and its committees. Further, the Governance Committee annually reviews the size, structure and needs of the Board and Board committees, reviews possible candidates for the Board and recommends Director nominees to the Board for approval. The details of the review process and assessment of candidates are described under "Criteria for Board Membership and Director Nomination Process" beginning on page 16 of this proxy statement.

The Primary Functions of this Committee are to:

- Coordinate an annual evaluation of Board performance, and review Board compensation, related person transactions and D&O indemnity and fiduciary liability insurance coverage for the Company's officers and non-employee Directors;
- Oversee the Board's Incumbent Director Resignation Policy;
- Review the Company's: Good Manufacturing Practice compliance, including internal and external audits; Environmental, Health and Safety practices; supply chain manufacturing strategy and governance, as well as its third-party sourcing program; business continuity plans; and privacy policies and practices;
- Review social, political and economic trends that affect our business; review the positions and strategies we pursue to influence public policy;
- Monitor and evaluate our corporate citizenship programs and activities, including the support of charitable, political and educational organizations and political candidates and causes; and
- Review legislative, regulatory, privacy and other matters that could impact our shareholders, customers, employees and the communities in which we operate.

(1) Retiring from the Board effective as of the 2020 Annual Meeting.

Research Committee



Thomas R. Cech, Ph.D
Chair

Other Members
Mary Ellen Coe
Paul B. Rothman, M.D.
Christine E. Seidman, M.D.[1]
Kathy J. Warden[1]
Wendell P. Weeks[2]
Peter C. Wendell

Number of Meetings in 2019:
4

Overview

The Research Committee oversees the overall strategy, direction and effectiveness of the Company's operations for the research and development of pharmaceutical products and vaccines. As part of this oversight, the Research Committee focuses on a variety of areas, including drug and vaccine discovery, licensing and development strategies, decision-making procedures and outcomes, as well as processes and procedures for identifying, evaluating and capitalizing on cutting edge scientific developments and advancements and enabling technologies.

The Primary Functions of this Committee are to:

- Identify areas and activities that are critical to the success of our product and vaccine discovery, development and licensing efforts and evaluate the effectiveness of our strategies and operations in those areas;
- Keep the Board apprised of this evaluation process and findings and make appropriate recommendations to the President of Merck Research Laboratories and to the Board on modifications of strategies and operations; and
- Assist the Board in its oversight responsibilities to ensure compliance with the highest standards of scientific integrity in the conduct of Merck research and development.

(1) Joined the Board of Directors on March 16, 2020.
(2) Not standing for re-election as a Merck Director in 2020.

Compensation Consultants

Role of Compensation Consultants

The C&B Committee retains the services of a compensation consultant to serve as an objective third-party advisor on the reasonableness of compensation levels and on the appropriateness of the compensation program structure in supporting our business strategy and human resource objectives. Since 2008, the C&B Committee has retained FW Cook as its compensation consultant. In addition, FW Cook is periodically retained by the Governance Committee to assist with a review of the Directors' compensation program.

Independence of Compensation Consultant

The C&B Committee annually reviews the services provided by FW Cook and has concluded that FW Cook is independent in providing executive compensation consulting services. The C&B Committee conducted a specific review of its relationship with FW Cook in 2019, and, consistent with the guidance provided under the Dodd-Frank Act and by the SEC and the NYSE, determined that FW Cook's work for the C&B Committee did not raise any conflicts of interest. In making this determination, the C&B Committee reviewed information provided by FW Cook on the following factors:

- the provision of other services to Merck by FW Cook;
- the fees received from Merck by FW Cook as a percentage of the total revenue of FW Cook;
- the policies and procedures of FW Cook that are designed to prevent conflicts of interest;
- any business or personal relationship between any member of FW Cook's consulting team advising the C&B Committee or any other employee of FW Cook and a member of the C&B Committee;

- any business or personal relationship between any member of FW Cook's consulting team advising the C&B Committee or any other employee at FW Cook and an executive officer of Merck; and
- any stock of Merck owned by any member of FW Cook's consulting team advising the C&B Committee or any other employee at FW Cook or their immediate family members.

In particular, the C&B Committee noted that (i) FW Cook provided no other services to Merck, other than occasional assistance to the Human Resources staff arising from FW Cook's C&B Committee-related duties; and (ii) FW Cook's work is performed directly on behalf of the Board working in cooperation with management, to assist both the C&B Committee and the Governance Committee with executing their respective responsibilities.

Services Performed During 2019

During 2019, FW Cook supported the C&B Committee and/or the Governance Committee by:

- reviewing our competitive market data with respect to the CEO's and other senior executives' compensation;
- conducting a competitive assessment of the Company's non-employee Director compensation program;
- providing guidance and analysis on executive compensation plan design, market trends, regulatory developments and best practices;
- assisting with design and setting of performance goals in the variable incentive plans;

- assisting in determining the CEO's total target direct compensation and payouts under the Executive Incentive Plan;
- assisting with the preparation of public filings related to executive compensation, including the Compensation Discussion and Analysis, CEO pay ratio and the accompanying tables and footnotes; and
- assisting with spin-off preparation including executive compensation analysis for Organon & Co. executive committee.

Since 2010, management has retained Pay Governance LLC to provide consulting services on an as-needed basis. Although Pay Governance did not provide any services during 2019, they will perform their biennial risk assessment of our compensation programs in November 2020.

Shareholder Engagement and Feedback

Merck regularly communicates with shareholders to better understand their perspectives and has established a shareholder engagement program that is proactive and cross-functional. Throughout the year, members of our Investor Relations department, the Office of the Secretary, the Human Resources department and the Office of Corporate Responsibility, as well as other subject-matter experts within the Company, engage with our shareholders to remain well-informed regarding their perspectives on current issues and to address any questions or concerns. These teams serve as liaisons between shareholders, members of senior management and the Board.

In addition, we conduct an extensive shareholder outreach program twice a year focused on governance and executive compensation. We believe it is most productive to discuss governance and compensation issues well in advance of the Annual Meeting so management and the Board can gather information about investor perspectives and make educated and deliberate decisions that are balanced and appropriate for Merck's diverse shareholder base and in the best interest of the Company. Given our large shareholder base, we concentrate our outreach efforts on our largest 30 shareholders, which represented approximately 42% of our ownership as of December 31, 2019.

During 2019, we held discussions with a number of our shareholders in the spring before the Annual Meeting and once again in late fall. Our Lead Director and Chair of the Governance Committee, Leslie Brun, participated in substantive engagements with some of the Company's shareholders. We also regularly seek to take advantage of other engagement opportunities and events. We discussed a number of topics with shareholders in 2019.

Topics Discussed with Shareholders during 2019

- Company strategy
- Board leadership, composition and refreshment
- Management succession
- Board and management diversity
- Director overboarding
- Director tenure

- Board evaluation process
- Risk oversight
- Cybersecurity
- Executive compensation programs
- Policy and pricing environment
- Global access to Merck products

- Merck Animal Health
- ESG reporting
- Merck culture
- Reputation
- Human Capital Management
- Director onboarding

Some key themes emerged as part of our various engagements as set forth below.

What We Heard	What We Did
Shareholders are interested to know more about how our Board oversees human capital management.	The Board amended the C&B Committee charter to formally codify the Board's oversight of the Company's programs, policies and practices related to its management of human capital resources, including talent and diversity.
Board composition and refreshment are important to shareholders, particularly as it pertains to diversity of individuals and perspectives.	The Board has nominated three women in 2020, each of whom brings to the Board diverse perspectives, skills and expertise as further described on pages 30-37.
Shareholders are interested in knowing more about the Board's oversight of risk, including with respect to public concern over drug pricing.	We have included additional disclosures on pages 18 and 25.

Merck also hosted an investor day in 2019. Members of the Company's leadership team outlined the Company's strategic priorities to generate sustainable value for patients and shareholders.

Proxy Access

After engaging with a number of our largest shareholders, our Board of Directors proactively amended our By-Laws in 2015 to give shareholders a right to proxy access for Director nominations. Our By-Laws allow a shareholder (or a group of no more than twenty shareholders) who has maintained continuous qualifying ownership of at least 3% of the Company's outstanding common stock for at least three years to include Director nominees constituting up to 20% of the Board in the Company's proxy materials for an annual meeting of shareholders. Our By-Laws, which prescribe additional requirements for proxy access, are available on our website at *merck.com/about/leadership*.

Shareholder Communications with the Board

The Board of Directors welcomes input from shareholders and other interested parties and has established a process to receive these communications. Shareholders and interested parties may communicate directly with the Board, the independent Lead Director, the non-management or independent Directors as a group or other members of the Board by writing to the following address:

Board of Directors
Merck & Co., Inc.
2000 Galloping Hill Road, K1-4157
Kenilworth, NJ 07033 U.S.A.

In order to manage efficiently the volume of correspondence received, communications will be reviewed by the Office of the Secretary for the purpose of determining whether the contents are appropriate for submission to the entire Board, the Chairman, the independent Lead Director or the Chair of a particular committee. The Office of the Secretary will not transmit:

- communications that advocate that the Company engage in illegal activity;
- communications that, under community standards, contain offensive or abusive content;
- communications that have no relevance to the role of the Board or to the business of the Company;
- resumes or other job-related inquiries; and
- mass mailings, solicitations and advertisements.

Comments or questions regarding the nomination of Directors and other corporate governance matters will be referred to the Chair of the Governance Committee. Comments or questions regarding executive compensation will be referred to the Chair of the C&B Committee.

In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. These procedures are described in the Merck Code of Conduct — Our Values and Standards.

The Merck Code of Conduct and general information on communications to the Board are available on our website at *merck.com/about/leadership*.

Political Contributions and Lobbying Expenditure Oversight and Disclosure

Merck is committed to participating constructively and responsibly in the policymaking process and to providing information and analysis on the issues that affect our business and patient care. As described on our website, our participation in the public policy debate is focused on two key objectives: encouraging innovation and improving patient access to quality healthcare. The Company's public policy positions are determined by senior management with oversight by the Governance Committee. Our political contributions are made in accordance with all applicable laws and Company policies and procedures and are overseen by senior management. The Governance Committee monitors all such contributions, and the full Board receives a bi-annual report. In addition, the Company publicly discloses and regularly updates information regarding its public policy positions and advocacy expenditures on our website at *merck.com/ about/views-and-positions* and *msdresponsibility.com/our-approach/public-policy.*

Governance and Transparency around Drug Pricing

In order to provide information about the Company's pricing practices, the Company annually posts on its website its Pricing Transparency Report for the United States. The report provides the Company's average annual list price, net price increases and average discounts across the Company's U.S. portfolio dating back to 2010. In 2019, the Company's gross U.S. sales were reduced by approximately 44% as a result of rebates, discounts and returns. Our process around pricing our products includes regular presentations to the Board on drug pricing strategies. In addition, on balance, over the last few years, our revenue growth has been primarily attributable to increased volume arising from increased demand for our products rather than price increases.

"The amount of good we can do in the world is directly correlated to the strength of our business. Merck's long-term focus is anchored on a foundation of corporate responsibility. We believe this approach fuels our pursuit of medical breakthroughs that benefit patients, our shareholders, and society."

— Kenneth C. Frazier, Chairman, President and Chief Executive Officer

Commitment to Corporate Responsibility

Operating responsibly as a business is at the very heart of our ability to deliver sustainable impact – driving long-term value for our company and society.

Our approach to corporate responsibility is about the health, economic, social and environmental impact we have on individuals and communities around the world.

We hold ourselves accountable to our many stakeholders, including patients, employees, customers and shareholders, whose perspectives help to define our corporate responsibility priorities.

Reflecting our commitment to managing environmental, social and governance (ESG) issues, we continue to focus our approach to corporate responsibility in four primary areas that are of greatest relevance to our business and society: Access to Health, Employees, Environmental Sustainability and Ethics & Values.

Reporting

Our annual corporate responsibility report is a web-based, ESG reporting platform that represents our commitment to widely recognized reporting frameworks that reflect environmental, social and governance issues.

In 2019, we continued to advance our reporting strategy with the publication of our inaugural Environmental, Social and Governance Progress Report. We prepared this report using the Global Reporting Initiative (GRI) Standards: Core Option and the Sustainability Standards Board Standards (SASB). A copy of this report is available on our website.

To learn more about our corporate responsibility approach, progress and commitments, please visit: **MSDresponsibility.com**

External Recognition

Our commitment to responsibility continues to earn us external recognition. Below is a selection of the awards and recognition Merck received over the past year.

 *ENERGY STAR* **Partner of the Year** Sustained Excellence Award

 *Forbes' and JUST Capital's* **The Just 100** list of America's best corporate citizens

 *Newsweek* list of **America's Most Responsible Companies**

 National Association of Female Executive' **"Top Companies for Executive Women"**

 *People Magazine's* **"50 Companies that Care" list**

 *FTSE4Good Index* **Constituent Member**

 Fast Company's **"50 Best Workplaces for Innovators" list**

 American Heart Association **Workplace Health Achievement Index** Gold recognition

Our Corporate Responsibility Focus Areas

We continue to focus our approach to corporate responsibility in four primary areas that are of greatest relevance to our business and society: Access to Health, Employees, Environmental Sustainability and Ethics & Values.



Access To Health

357 M people reached through our major programs and partnerships in 2018

We believe it is our responsibility to address the health needs of patients and society through transformational science: inventing vaccines, medicines and animal health products to help millions around the world. Expanding access to health is a business imperative for optimizing and sustaining our business over the long term. We also recognize that barriers to quality care and medical treatment — such as a lack of trained health care professionals, weak infrastructure, political uncertainty, civil strife and a shortage of safe water in many parts of the world — make even basic health care delivery difficult at best. These challenges go well beyond what we can address alone. Through a range of policies, programs and partnerships, we are focused on transforming the future of human and animal health.



Employees



41% of our management roles in 2018 were held by women



36% of new U.S. hires in roles in 2018 were members of underrepresented ethnic groups

A positive, inclusive and high-performing work environment is essential in order for our employees to feel welcome, valued and able to fully contribute to the business objectives of their teams.

Harnessing the knowledge and insights of a globally diverse workforce requires leadership, a corporate culture of respect and full engagement and a thoughtful and strategic approach to workplace inclusion and employee development and well-being — physical, emotional, social and financial.



Environmental Sustainability



15% reduction of water use since 2015

The world's resources are limited, and over the next few decades the demand for energy, clean water and other natural resources will increase substantially due to population growth and economic development. Climate change is projected to significantly impact human health and could present long-term risks to our business. As a global company, we believe we have a responsibility to use resources wisely and drive innovations that will enable global development while protecting and preserving the planet and the communities in which we live and work.



Ethics & Values



100% score on the Human Rights Campaign's Corporate Equality Index

Our Company's reputation, and the trust that our stakeholders place in us, depends on how we conduct ourselves as a business. Operating with ethics, integrity and respect for human rights is critical to our success. We disclose information through a variety of mechanisms, including our financial disclosures, our annual corporate responsibility report, and participation in voluntary efforts such as CDP, formerly the Carbon Disclosure Project, as well as through the media and direct stakeholder engagement.

Stock Ownership Information

Stock Ownership of Directors and Officers

The table below reflects the number of shares of Merck common stock beneficially owned by (a) each of our Directors; (b) each of our executive officers named in the *Summary Compensation Table*; and (c) all Directors and executive officers as a group. As of February 29, 2020, 2,532,395,794 shares of Merck common stock were issued and outstanding. Unless otherwise noted, the information is stated as of February 29, 2020, and the beneficial owners exercise sole voting and/or investment power over their shares. In addition, unless otherwise indicated, the address for each person named below is c/o Merck & Co., Inc., 2000 Galloping Hill Road, Kenilworth, New Jersey 07033.

Name of Beneficial Owner[1]	Company Common Stock			Phantom Stock Units[4]
	Shares Beneficially Owned[2]	Right to Acquire Beneficial Ownership Under Options/Stock Units Exercisable/Distributable Within 60 Days[3]	Percent of Class	
Kenneth C. Frazier	787,729	3,267,516	*	—
Leslie A. Brun	1,948	5,000	*	42,808
Thomas R. Cech	100	—	*	37,469
Mary Ellen Coe	10	—	*	3,615
Pamela J. Craig	1,715	—	*	13,777
Thomas H. Glocer	5,100	—	*	67,769
Rochelle B. Lazarus[5]	6,351[7]	—	*	87,206
Paul B. Rothman	100	—	*	13,777
Patricia F. Russo	13,148	—	*	35,766
Inge G. Thulin	100	—	*	7,788
Wendell P. Weeks[6]	100	5,000	*	92,096
Peter C. Wendell	1,000	—	*	93,177
Sanat Chattopadhyay	77,632	267,442	*	14,014
Robert M. Davis	171,055	406,043	*	
Roger M. Perlmutter	214,428	874,813	*	
Jennifer Zachary	3,689	24,397	*	
All Directors and Executive Officers as a Group (25 individuals)	1,535,449	5,655,978	*	511,393

* Less than 1% of the Company's outstanding shares of common stock.

(1) Dr. Seidman and Ms. Warden were elected to the Board effective March 16, 2020 and are not included in this table.

(2) Includes equivalent shares of common stock held by the Trustee of the Merck U.S. Savings Plan, for the accounts of individuals as follows: Mr. Frazier — 4,110 shares, and all Directors and executive officers as a group — 8,286 shares.

(3) This column reflects the number of shares that could be acquired within 60 days of February 29, 2020, through the exercise of outstanding stock options.

(4) Represents phantom shares denominated in Merck common stock under the Plan for Deferred Payment of Directors' Compensation or the Merck Deferral Program.

(5) Ms. Lazarus is retiring from the Board effective as of the 2020 Annual Meeting of Shareholders.

(6) Mr. Weeks is not standing for re-election as a Merck Director in 2020.

(7) Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 1,757 shares held by Ms. Lazarus' spouse.

Stock Ownership of Certain Beneficial Owners

The table below reflects the number of shares beneficially owned by persons or entities known to us to own more than 5% of the outstanding shares of Merck common stock as of December 31, 2019. As of December 31, 2019, 2,539,026,391 shares of Merck common stock were issued and outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group **100 Vanguard Blvd., Malvern, PA 19355**	210,542,333[1]	8.26%
BlackRock, Inc. **55 East 52nd Street, New York, NY 10055**	190,783,225[2]	7.50%

(1) As reported on Amendment No. 4 to Schedule 13G (the "Vanguard filing") filed with the SEC on February 6, 2020. According to the Vanguard filing, of the 210,542,333 shares of Merck common stock beneficially owned by The Vanguard Group ("Vanguard"), as of December 31, 2019, Vanguard has the sole power to vote or direct the vote with respect to 3,937,834 shares, shared power to vote or direct the vote with respect to 747,586 shares, sole power to dispose or to direct the disposition of 206,086,318 shares, and shared power to dispose or to direct the disposition of 4,456,015 shares.

(2) As reported on Amendment No. 10 to Schedule 13G (the "BlackRock filing") filed with the SEC on February 5, 2020. According to the BlackRock filing, of the 190,783,225 shares of Merck common stock beneficially owned by BlackRock, Inc. ("BlackRock"), as of December 31, 2019, BlackRock has the sole power to vote or direct the vote with respect to 165,094,002 shares and sole power to dispose or to direct the disposition of 190,783,225 shares.

Proposal 1
Election of Directors

The Board has recommended 13 nominees for election as Directors at this Annual Meeting: Mr. Leslie A. Brun, Dr. Thomas R. Cech, Ms. Mary Ellen Coe, Ms. Pamela J. Craig, Mr. Kenneth C. Frazier, Mr. Thomas H. Glocer, Dr. Risa Lavizzo-Mourey, Dr. Paul B. Rothman, Ms. Patricia F. Russo, Dr. Christine E. Seidman, Mr. Inge G. Thulin, Ms. Kathy J. Warden and Mr. Peter C. Wendell. All nominees, other than Mr. Frazier, our Chief Executive Officer, satisfy the NYSE independence requirements.

Each of Dr. Seidman and Ms. Warden was elected to the Board effective March 16, 2020 to serve until the 2020 Annual Meeting and to stand for election by shareholders at the meeting. Dr. Lavizzo-Mourey is being nominated to stand for election by shareholders at the meeting. All other nominees currently serve on the Board and were elected by the shareholders at the 2019 Annual Meeting. Dr. Seidman was first identified as a possible Director candidate by the Chair of the Research Committee, and each of Ms. Warden and Dr. Lavizzo-Mourey was first identified as a possible Director candidate by a third-party search firm. Each of Dr. Seidman, Ms. Warden and Dr. Lavizzo-Mourey was recommended to the Board by the Governance Committee and met with various members of the Board leading up to her election or nomination, as applicable.

Mr. Wendell Weeks has served on the Board since 2004 with a distinguished history of insightful contributions. The Board has benefited from his extensive management, commercial, operational and financial expertise. Due to other commitments, Mr. Weeks will not be standing for re-election as a Merck Director in 2020. Ms. Rochelle Lazarus will retire from the Board effective as of the Annual Meeting in accordance with the Board's retirement policy. Ms. Lazarus has brought extensive expertise in management, marketing and communications and made valuable contributions since joining the Board in 2004. In 2019, the Board waived its retirement policy with respect to Dr. Cech, Chair of the Research Committee, for a period of one year as the Board onboards additional members to the Research Committee.

All the Director nominees named in this proxy statement meet the Board's criteria for membership and were recommended by the Governance Committee for election by shareholders at this Annual Meeting. All of the nominees hold, or have held, senior leadership positions in large, complex organizations, including multi-national corporations, medical or academic institutions, or charitable organizations. In these positions, our nominees have demonstrated their leadership, intellect and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities at Merck. Their roles in these organizations also enable them to offer quality advice and counsel to the Company's management. If elected, each nominee will serve until the 2021 Annual Meeting of Shareholders or until a successor has been duly elected and qualified.

Any nominee who does not receive a majority of the votes cast with respect to his or her election will not be re-elected as a Director of the Company. However, under the New Jersey Business Corporation Act, incumbent Directors who are not re-elected in an uncontested election because of a failure to receive a majority of the votes cast in favor of their re-election will be "held over" and continue as Directors of the Company until they resign, or their successors are elected at the next election of directors. Our Incumbent Director Resignation Policy, included in the Policies of the Board, provides that an incumbent Director who is not re-elected must submit a resignation. The Governance Committee will evaluate whether to accept such resignation and make a recommendation to the full Board, which must act on the recommendation no later than 90 days following certification of the shareholder vote.

If any nominee becomes unavailable for election (which we do not expect), votes will be cast for such substitute nominee or nominees as may be designated by the Board of Directors, unless the Board of Directors reduces the size of the Board.

There are no family relationships among Merck's executive officers and Directors.

We provide biographical information for each Director nominee below, including the key experience and some of the qualifications and skills each Director brings to the Board that are important in light of our current needs and business priorities.

FOR The Board of Directors recommends that shareholders vote **FOR** the election of each of the Director nominees.





Leslie A. Brun
Independent Lead Director

Age: 67

Director Since: 2008

Committees:

 

Audit   Governance
         (Chair)

Experience

Mr. Brun has extensive management, investment banking, commercial banking and financial advisory experience in a highly-regulated industry, as well as demonstrated success throughout his tenure as the Chairman and CEO of Sarr Group, LLC and Chairman, CEO and founder of Hamilton Lane. Mr. Brun's depth of financial expertise also derives from his experience as a Managing Director and co-founder of the investment banking group of Fidelity Bank. In addition, his directorships at other public companies, including service as the Non-executive Chairman of CDK Global, Inc. and Lead Director of Broadridge Financial Solutions, Inc. provide him with extensive experience on corporate governance issues.

Career Highlights

Sarr Group, LLC, an investment holding company
· Chairman and Chief Executive Officer (2006-present)

G100 Companies, executive and educational convening organization
· Senior Advisor (2016-present)

CCMP Capital Advisors, LLC, global private equity firm
· Managing Director and Head of Investor Relations (2011-2013)

Hamilton Lane, private equity firm
· Chairman and Chief Executive Officer (1991-2005)

Other Public Directorships

Current
· Broadridge Financial Solutions, Inc. (since 2007), Non-executive Chairman (2011-2019)
· CDK Global, Inc. (since 2014), Non-executive Chairman (2014)
· Corning Incorporated (since 2018)

Former
· Hewlett Packard Enterprise Company (2015-2018)



Thomas R. Cech, Ph.D.
Independent

Age: 72

Director Since: 2009

Committees:

 

Audit   Research
         (Chair)

Experience

Dr. Cech has extensive scientific expertise relevant to the pharmaceutical industry, including being a Nobel Prize-winning chemist and a Professor at the University of Colorado. In addition, his role as the former President of the Howard Hughes Medical Institute provides Dr. Cech with extensive managerial experience with direct relevance to scientific research.

Awards
· National Medal of Science (1995)
· Nobel Prize in Chemistry (1989)

Career Highlights

University of Colorado
· Distinguished Professor, Chemistry and Biochemistry (1990-present)
· Director, BioFrontiers Institute (2009-present)

Howard Hughes Medical Institute, non-profit medical research organization
· President (2000-2009)
· Investigator (1988-present)

Other Public Directorships

Current
· None
Former
· None



Mary Ellen Coe
Independent

Age: 53

Director Since: 2019

Committees:

 

Audit   Research

Experience

Ms. Coe has a deep understanding of the digital landscape, as well as global strategy and operations, due to her experience as a senior leader at Google Inc. She also has extensive consumer marketing and sales expertise from her leadership position at McKinsey and other global marketing consulting firms.

Career Highlights

Google Inc.
- President, Google Customer Solutions (2017-present)
- Vice President, Go-to-Market Operations and Strategy (2012-2017)

Other Public Directorships

Current
- None

Former
- Whole Foods Market, Inc. (2016-2017)



Pamela J. Craig
Independent

Age: 63

Director Since: 2015

Committees:

 

Audit   Governance
(Chair)

Experience

Ms. Craig has extensive finance, management, operational, technology and international business expertise, including her history of accomplishment and executive ability as Chief Financial Officer of Accenture plc. In addition, her directorships at other public companies, including her service as a member of the Audit and Finance Committees of 3M Company and as a member of the Compensation Committee of Progressive Insurance, provide her with valuable experience on governance issues facing public companies.

Career Highlights

Accenture plc, global management consulting, technology services and outsourcing company
- Chief Financial Officer (2006-2013)
- Senior Vice President, Finance (2004-2006)
- Group Director, Business Operations and Services (2003-2004)
- Managing Partner, Global Business Operations (2001-2003)

Other Public Directorships

Current
- 3M Company Inc. (since 2019)
- Progressive Insurance (since 2018)

Former
- Akamai Technologies, Inc. (2011-2019)
- Wal-Mart Stores, Inc. (2013-2017)



Kenneth C. Frazier
Management

Age: 65

Director Since: 2011

Experience

Mr. Frazier has broad managerial and operational expertise and deep institutional knowledge, as well as a track record of achievement, integrity and sound judgment demonstrated prior to, and during, his long tenure with Merck. In addition, his role as the Chair of the Board Affairs Committee of Exxon Mobil Corporation has provided him with important experience on governance issues facing public companies.

Career Highlights

Merck & Co., Inc.
- Chairman and Chief Executive Officer (2011-present)
- President (2010-present)
- Executive Vice President and President, Global Human Health (2007-2010)
- Executive Vice President and General Counsel (2006-2007)
- Senior Vice President and General Counsel (1999-2006)

Other Public Directorships

Current
- Exxon Mobil Corporation (since 2009)

Former
- None



Thomas H. Glocer
Independent

Age: 60

Director Since: 2007

Committees:

 

Compensation and Benefits (Chair)

Governance

Experience

Mr. Glocer has extensive management, operational, technology and international business expertise, including his history of accomplishment and executive ability as CEO and a Director of Thomson Reuters Corporation. In addition, his directorships at other public companies, including his service as Lead Director and as a member of the Operations and Technology Committee at Morgan Stanley, provide him with valuable experience on governance issues facing public companies.

Career Highlights

Angelic Ventures LP, a family office investing in early-stage technology and data companies
- Founder and Managing Partner (2012-present)

Thomson Reuters Corporation, multi-national media and information firm
- Chief Executive Officer (2008-2011)
- Chief Executive Officer, Reuters Group PLC (2001-2008)

Other Public Directorships

Current
- Morgan Stanley (since 2013)
- Publicis Groupe (since 2016)

Former
- None



Risa Lavizzo-Mourey, M.D.
Independent

Age: 65

Director Nominee

Committees:[1]


Compensation and Benefits


Governance

Experience

Dr. Lavizzo-Mourey has extensive health policy experience, serving as the PIK Professor of Health Equity and Health Policy and formerly as President and Chief Executive Officer of Robert Wood Johnson Foundation, the nation's largest healthcare-focused philanthropic organization. Her role at Robert Wood Johnson Foundation provided her with deep management, strategic, human capital and talent development expertise. In addition, her directorships at other public companies, including her service as Chair of the Governance Committee at GE and the Chair of the Compensation and Management Development Committee at Hess Corporation, provide her with extensive experience on corporate governance matters. Dr. Lavizzo-Mourey was elected to the National Academy of Medicine, American Academy of Arts and Sciences and The American Philosophical Society.

Career Highlights

University of Pennsylvania
- Penn Integrates Knowledge Professor of Health Equity and Health Policy (2018-present)

Robert Wood Johnson Foundation
- President Emerita (2017-present)
- President and Chief Executive Officer (2003-2017)
- Senior Vice President and Director (2001-2002)

Other Public Directorships

Current
- General Electric Company (since 2017)
- Hess Corporation (since 2004)
- Intel Corporation (since 2018)

Former
- None

(1) If elected, Dr. Lavizzo-Mourey will serve on these committees.



Paul B. Rothman, M.D.
Independent

Age: 62

Director Since: 2015

Committees:


Audit


Research

Experience

Dr. Rothman has extensive expertise in patient care, science and medicine relevant to the pharmaceutical industry, including through his positions as the CEO of Johns Hopkins Medicine and the Dean of Medical Faculty and Vice President for Medicine, The Johns Hopkins University, and his past experience as Dean and Head of Internal Medicine at Carver College of Medicine at the University of Iowa. In addition, his vast operational and management experience of a large-scale medical organization provide him with a deep understanding of the complexities of the U.S. healthcare delivery system and policy environment.

Career Highlights

Johns Hopkins University
- Dean of the Medical Faculty and Vice President for Medicine (2012-present)

Johns Hopkins Medicine
- Chief Executive Officer (2012-present)

Carver College of Medicine at the University of Iowa
- Dean (2008-2012)
- Head of Internal Medicine (2004-2008)

Other Public Directorships

Current
- None

Former
- None



Patricia F. Russo
Independent

Age: 67

Director Since: 1995[1]

Committees:


Compensation and Benefits


Governance

Experience

Ms. Russo has extensive management, operational, international business and financial expertise, as well as a broad understanding of the technology industry, which includes her career achievements during her tenure as CEO and Director of Alcatel-Lucent and Lucent Technologies Inc. In addition, her directorships at other public companies, including her roles as the Non-executive Chairman of Hewlett Packard Enterprise Company and Chair of the Governance and Corporate Responsibility Committee of General Motors, provide her with deep experience on governance issues facing large public companies.

Career Highlights

Hewlett Packard Enterprise Company, technology company
- Non-executive Chairman (2015-present)

Alcatel-Lucent, global telecommunications equipment company
- Chief Executive Officer and Director (2006-2008)
- Chairman, Lucent Technologies Inc. (2003-2006)
- President and Chief Executive Officer, Lucent Technologies Inc. (2002-2006)

Other Public Directorships

Current
- General Motors Company (since 2009)
- Hewlett Packard Enterprise Company (since 2015), Non-executive Chairman (2015)
- KKR Management Inc. (the managing partner of KKR & Co., L.P.) (since 2011)

Former
- Arconic, Inc. (2016-2018) formerly Alcoa, Inc. (2008-2016)

(1) Ms. Russo was on the Board of Directors of Schering-Plough Corporation from 1995 until 2009 when the Company became Merck & Co., Inc.



Christine E. Seidman, M.D.
Independent

Age: 67

Director Since: 2020

Committees:


Audit


Research

Experience

Dr. Seidman has extensive scientific experience relevant to the biopharmaceutical industry, including being the Thomas W. Smith Professor of Medicine and Genetics at Harvard Medical School and the director of the Cardiovascular Genetics Center. In addition, her role leading the Seidman Laboratory, a research laboratory that focuses on integrating clinical medicine and molecular technologies to define disease-causing gene mutations and genetic variations that increase disease risk, provides Dr. Seidman with managerial experience relevant to scientific research. The recipient of many honors, Dr. Seidman was elected to the American Society for Clinical Investigation, the National Academy of Sciences, American Academy of Arts and Sciences and the National Academy of Medicine.

Awards
- The Ray C. Fish Award for Scientific Achievement (2020)
- American Heart Association Medal for Genomic and Precision Medicine (2019)
- Vanderbilt Prize in Biomedical Sciences (2019)

Career Highlights

Harvard Medical School/Brigham and Women's Hospital (Harvard University)
- Thomas W. Smith Professor of Medicine and Genetics (2005-present)
- Professor of Genetics and Medicine (1998-2005)
- Professor of Medicine (1997-1998)

Howard Hughes Medical Institute, non-profit medical research organization
- Investigator (1994-present)

Brigham and Women's Hospital
- Director, Cardiovascular Genetics Center (1992-present)
- Attending Physician, Cardiovascular Division (1987-present)

Other Public Directorships

Current
- None

Former
- None



Inge G. Thulin
Independent

Age: 66

Director Since: 2018

Committees:



Compensation and Benefits



Governance

Experience

Mr. Thulin has extensive management, operational, technology and international business expertise, as demonstrated by a track record of success leading 3M Company. Mr. Thulin possesses broad industry experience drawn from 3M's diverse businesses, commitment to research and strong life sciences division. He also brings valuable insight into driving innovation, based on his experience with new product development and manufacturing. In addition, his previous directorships at other public companies provide him with deep experience on governance issues facing large public companies.

Career Highlights

3M Company, global technology company
- Executive Chairman (2018-2019)
- Chairman, President and Chief Executive Officer (2012-2018)
- President and Chief Executive Officer (2012)
- Executive Vice President and Chief Operating Officer (2011-2012)
- Executive Vice President, International Operations (2004-2011)

Other Public Directorships

Current
- None

Former
- 3M Company (2012-2019)
- Chevron Corporation (2015-2019)



Kathy J. Warden
Independent

Age: 48

Director Since: 2020

Committees:



Audit



Research

Experience

Ms. Warden has broad experience in operational leadership at Northrop Grumman Corporation, an innovative company using science, technology and engineering to create and deliver products and services. Ms. Warden has extensive expertise in strategy, performance and business development in government and commercial markets, as well as cybersecurity expertise. Prior to joining Northrop Grumman, Ms. Warden held leadership roles at General Dynamics and Veridian Corporation. In addition, Ms. Warden is the Chair of the Board of Directors of the Federal Reserve Bank of Richmond and a member of the Board of Visitors of James Madison University.

Career Highlights

Northrop Grumman Corporation, global security company
- Chairman, Chief Executive Officer and President (2019-present)
- President and Chief Operating Officer (2018)
- Corporate Vice President and President, Mission System Sector (2016-2017)
- Corporate Vice President and President, Information Systems Sector (2013-2015)
- Vice President, Cyber Intelligence Division (2011-2012)

Other Public Directorships

Current
- Northrop Grumman Corporation (since 2018)

Former
- None



Peter C. Wendell
Independent

Age: 69

Director Since: 2003

Committees:



Compensation and Benefits



Research

Experience

Mr. Wendell has extensive management, financial and venture capital expertise as demonstrated by his positions as a Managing Director of Sierra Ventures, his service as a board member and Senior Advisor at WestBridge Capital, his status as a Lecturer in strategic management at the Stanford University Graduate School of Business for over 20 years, and his former Chairmanship of the Princeton University endowment.

Career Highlights

Sierra Ventures, technology-oriented venture capital firm
· Managing Director (1982-present)
Stanford University
· Faculty, Stanford University Graduate School of Business (1991-present)

Other Public Directorships

Current
· None
Former
· None

Director Compensation

Our non-employee Directors receive cash compensation, as well as cash-settled equity compensation in the form of deferred stock units, for their Board service. During 2019, non-employee Directors were compensated for their Board service as shown in the chart below.

2019 Schedule of Director Fees

Compensation Element[1]	Director Compensation Program
Annual Retainer	$ 115,000, which may be deferred, at the Director's election
Annual Mandatory Deferral	$ 185,000 credit to Director's Merck common stock account under the Plan for Deferred Payment of Directors' Compensation
Committee Chair Retainer	$ 30,000 for the Audit Committee[2]
	$ 20,000 for the Governance Committee[3]
	$ 20,000 for the Compensation and Benefits Committee
	$ 20,000 for the Research Committee
Audit Committee Member Retainer	$ 10,000[2]
Lead Director Retainer	$ 30,000[3]

(1)   All annual retainers are paid in quarterly installments.
(2)   The Audit Committee Chair retainer includes the Audit Committee Member retainer fee in the amount of $10,000.
(3)   The independent Lead Director is the Chairperson of the Governance Committee as prescribed by the committee charter. As a result of the combined responsibility, the Lead Director retainer totals $50,000 in the aggregate.

Directors' Deferral Plan

Annual Retainer

Under the Merck & Co., Inc. Plan for Deferred Payment of Directors' Compensation ("Directors' Deferral Plan"), each Director may elect to defer all or a portion of cash compensation from retainers. Any amount so deferred is, at the Director's election, valued as if invested in investment measures offered under the Merck U.S. Savings Plan, including our common stock, and is payable in cash installments or as a lump sum no sooner than one year after service as a Director ceases.

Annual Mandatory Deferral

In addition to the annual retainer, upon election (or re-election) at the Annual Meeting of Shareholders, each Director will receive a credit valued at $185,000 in the form of phantom shares denominated in Merck common stock to the Director's account under the Directors' Deferral Plan. Directors who join the Board after that date are credited with a pro-rata portion. All distributions from the Directors' deferred account are payable in cash installments or as a lump sum no sooner than one year after service as a Director ceases.

Expenses and Matching Gift Program

We reimburse all Directors for travel and other necessary business expenses incurred in the performance of their services for us. We also extend coverage to Directors under our travel accident and directors' and officers' indemnity insurance policies. Directors are also eligible to participate in the Merck Foundation Matching Gift Program. The maximum gift total for an active Director participating in the matching gift program is $30,000 in any calendar year.

Director Stock Ownership Guidelines

Upon joining the Board, each Director must own at least one share of Merck common stock. Directors must attain a target Merck common stock ownership level having a value equal to five times the annual cash retainer within five years of joining the Board, or as soon thereafter as practicable. Deferred stock units held in the Merck common stock account under the Directors' Deferral Plan are counted toward the target goal. Any Director may request that the Governance Committee consider whether the target ownership level is appropriate in view of such Director's personal circumstances.

As of December 31, 2019, all Directors serving at least five years have either met or exceeded these stock ownership requirements. Mr. Thulin joined the Board effective March 1, 2018, Ms. Coe joined the Board effective March 18, 2019 and Dr. Seidman and Ms. Warden joined the Board effective March 16, 2020. Each of these Directors is making progress toward meeting the stock ownership guidelines.

2019 Director Compensation

The table below summarizes the annual compensation for our non-employee Directors for the fiscal year ended December 31, 2019.

Mr. Frazier is the only Director who is an officer and employee of the Company, and he does not receive any additional compensation for his Board service.

Name[1]	Director Compensation for Fiscal Year Ended December 31, 2019			
	Fees Earned or Paid in Cash ($)	Option Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Leslie A. Brun	$175,000	—	$185,000	$360,000
Thomas R. Cech	145,000	—	215,000	360,000
Mary Ellen Coe[2]	98,454	—	191,398[6]	289,852
Pamela J. Craig	145,000	—	203,500	348,500
Thomas H. Glocer	135,000	—	210,000	345,000
Rochelle B. Lazarus	115,000	—	215,000	330,000
John H. Noseworthy[3]	47,917	—	20,000	67,917
Paul B. Rothman	125,000	—	215,000	340,000
Patricia F. Russo	115,000	—	185,000	300,000
Inge G. Thulin	115,000	—	185,000	300,000
Wendell P. Weeks	115,000	—	215,000	330,000
Peter C. Wendell	115,000	—	215,000	330,000

(1) Dr. Seidman and Ms. Warden were elected to the Board effective March 16, 2020 and are not included in this table.

(2) Ms. Coe was elected to the Board effective March 18, 2019.

(3) Dr. Noseworthy retired from the Board effective May 28, 2019.

(4) No grants have been made under the 2010 Non-Employee Directors Stock Option Plan since 2011 and no further grants are permitted. Stock options previously issued to Directors under the 2010 Non-Employee Directors Stock Option Plan and any predecessor plans became exercisable in substantially equal installments on the first, second and third anniversaries of the grant date. All stock options previously issued to Directors are fully vested and exercisable. All options expire on the day before the tenth anniversary of their grant. The exercise price of the options is the closing price of our common stock on the grant date as quoted on the NYSE.

On December 31, 2019, the number of option awards outstanding for each Director who served during 2019 were:

Director Name	Outstanding Option Awards at 12/31/19
L.A. Brun	5,000
W.P. Weeks	5,000

(5) Represents credits in the form of deferred stock units (phantom shares) of Merck common stock to the Directors' Deferral Plan. Dr. Noseworthy did not receive a credit to the Directors' Deferral Plan because he retired from the Board at the 2019 Annual Meeting of Shareholders, which occurred prior to the award date.

Figures also include charitable contributions made by the Merck Foundation under its matching gift program on behalf of the following Directors:

Director Name	Matched Charitable Contribution ($)
T.R. Cech	$30,000
P.J. Craig	18,500
T.H. Glocer	25,000
R.B. Lazarus	30,000
J.H. Noseworthy	20,000
P.B. Rothman	30,000
W.P. Weeks	30,000
P.C. Wendell	30,000

(6) During 2019, Ms. Coe received a prorated portion of the 2018 credit under the Directors' Deferral Plan when she joined the Board on March 18, 2019, as well as the full 2019 portion.

Changes to Non-Employee Director Compensation Program effective 2020

The Governance Committee reviews the Company's non-employee Director compensation program on a biennial basis. In 2019, the Governance Committee conducted such a review in consultation with FW Cook, the Compensation and Benefits Committee's independent compensation consultant.

The review included FW Cook's analysis of both compensation levels and program design compared to Merck's two peer groups that are used for executive compensation competitive benchmarking—a U.S. pharmaceutical peer group and a supplemental peer group comprised of the Dow Jones Industrial Average companies, excluding financial services companies (as described on page 45). The findings from this review indicated that the competitive positioning with respect to the design of Merck's overall program continued to align with market peer best practice corporate governance policies, but the compensation level was below the median of both peer groups.

The Governance Committee submitted its findings to the full Board in November 2019 and recommended that the full Board approve changes to the non-employee Director compensation program to more closely align with the market median. Based on the results of FW Cook's analysis and the Governance Committee's recommendation, the Board approved the following changes to the non-employee Director compensation program effective January 1, 2020:

- Increased annual cash retainer from $115,000 to $120,000;
- Increased lead director retainer from $30,000 to $40,000; and
- Increased annual mandatory deferral credit from $185,000 to $200,000.

The above increases combined represent a 6.7% increase (excluding the lead director retainer increase) in total non-employee Director compensation and align this compensation more closely with the market median. No changes were made to the Committee-related retainers. The Governance Committee will continue to conduct, on a biennial basis, a competitive assessment of our non-employee Director compensation program with the goal of maintaining it at or near the median of our external peer groups.

Proposal 2
Non-Binding Advisory Vote to Approve the Compensation of Our Named Executive Officers

We are pleased to provide our shareholders the opportunity to vote on a non-binding, advisory resolution to approve the compensation of our Named Executive Officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables, beginning on page 42. As described in the Compensation Discussion and Analysis, our executive compensation programs are principally designed to reward executives based on the achievement of Company and individual performance objectives which, as a whole, are intended to drive sustainable long-term value creation for shareholders and reflect and maintain our position as an industry leader in the development of innovative medicines. The compensation of our NEOs is also designed to enable us to attract, engage and retain talented, high-performing and experienced executives in a competitive market.

In order to align executive pay with operational performance and the creation of long-term shareholder value, a significant portion of compensation paid to our NEOs is allocated to annual cash and long-term equity incentives, which are directly linked to Company and/or stock price performance. For 2019, approximately 91% and 81%, respectively, of the CEO's and other NEOs' annual total target direct compensation was variable based on our operating performance and/or our stock price.

In addition, management and the C&B Committee continually review the compensation programs for the NEOs to ensure they achieve the desired goals of reinforcing alignment of officer incentives with the interests of shareholders and linking compensation to performance as measured by operational results. As a result, we have adopted the policies and practices described on page 44 to further align pay with operational performance and increases in long-term shareholder value while minimizing excessive risk-taking.

We are asking shareholders to indicate their support for the NEO compensation as described in this proxy statement. Accordingly, the following resolution will be submitted for approval by shareholders at the 2020 Annual Meeting:

> "Resolved, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion described in pages 42 - 75 of this proxy statement, is hereby APPROVED on an advisory basis."

The shareholder vote on this resolution will not be binding on management or the Board and will not be construed as overruling any decision by management or the Board. However, the Board and the C&B Committee value the opinions of our shareholders as expressed through their votes and other communications. In 2019, shareholders continued their support of our executive compensation programs with 93% of the votes cast for approval of a similar proposal. We will continue to give careful consideration to the outcome of the advisory vote on executive compensation and to the opinions of our shareholders when making compensation decisions.

At our 2017 Annual Meeting, our shareholders voted in support of annual advisory votes on future executive compensation proposals. The Board has adopted a practice providing for annual say-on-pay advisory votes. The Board expects that the next say-on-pay vote will occur in 2021.

FOR The Board of Directors recommends that shareholders vote FOR the resolution to approve, on an advisory basis, the compensation of our Named Executive Officers.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis or "CD&A" describes the material elements of compensation for our 2019 Named Executive Officers.

Executive Summary

2019 was a significant year for Merck as we executed against our strategic initiatives and drove growth and innovation in the key pillars of oncology, vaccines, hospital and animal health.

In the context of our Scorecard results for 2019, we exceeded our targets, delivering 10% revenue and 12% pre-tax income growth over our Scorecard results for 2018, excluding the impact of foreign exchange and certain other items, consistent with plan design. Our strong pipeline performance continued with major market approvals for KEYTRUDA, including in the U.S. in Adjuvant Therapy for Melanoma, first line Head and Neck Cancer and first line Renal Cell Carcinoma and in China, for first line Non-Small Cell Lung Cancer. We also received approvals in the U.S. for ZERBAXA for the treatment of certain types of bacterial hospital acquired pneumonia and RECARBRIO for the treatment of certain bacterial infections. Additionally, ERVEBO, our Ebola virus vaccine, received approval in the U.S. and conditional approval in the EU marking a critical advance in preparedness in the fight against the deadly virus and evidencing the passion, dedication and commitment of our employees to save and improve lives.

We continue to reshape our portfolio through business development transactions and strategic collaborations including the acquisitions of ArQule, Immune Design, Peloton Therapeutics and Tilos Therapeutics – to expand our oncology and non-oncology pipeline and bolster our capabilities in the development of vaccines. Our Animal Health business acquired Antelliq, a company focused on using digital technology to monitor and promote the health and well-being of livestock and companion animals.

In February, we announced our plan to spin-off our women's health, trusted legacy brands and biosimilars businesses into a new company, to be called Organon & Co. The spin-off of Organon will enhance our ability to focus on growth and innovation in our key pillars while allowing Organon to pursue its strategic intent to become a leader in women's health. The separation of the two companies is expected to provide additional value for patients and shareholders.

As a science-based biopharmaceutical company, our mission is to improve the quality of human and animal life. We enter 2020 with a strengthened resolve to continue our legacy of tackling urgent global health challenges. In connection with the COVID-19 pandemic, we have convened a team of our top scientists to assess the value that our vast array of assets and our vaccine know-how may have in the prevention or treatment of COVID-19.

Scorecard Performance 2019[1]

	Target($B)	Actual($B)	Weighting%	Score%
Financial Performance				
Revenue	$44.23	$46.98	40%	80%
Pre-Tax Income	$15.04	$16.27	40%	71%
Non-Financial Performance				
Pipeline			20%	33%
Overall Payout				184%

PSU Performance (2017–2019)[1]

	Peer Median	Merck	Result	Weighting	Payout
3-Year R-TSR	15.7%	17.3%	108%	50%	54%
	Target($B)	Actual($B)	Result	Weighting	Payout
3-Year Cum. OCF	$37.8	$40.8	177%	25%	44%
3-Year Cum. EPS	$12.15	$12.93	155%	25%	39%
Overall Payout				100%	137%

(1) Excluding the impact of foreign exchange and certain other items, consistent with plan design; rounded

Executive Compensation Program Objectives and Strategy

Our Industry Environment

The pharmaceutical industry is science-focused and requires experimentation to foster innovation. Ultimately, the work we do has an enormous impact on global health and well-being. Because of the inherent complexity and dynamic science of human and animal health, even with flawless execution we risk failure. In addition:

- The costs associated with innovation are increasing while relative return is decreasing due to ongoing pricing pressure.
- The number of products available to treat a particular disease typically increases over time, which can limit the commercial potential of key products.
- It generally takes 10 to 15 years to discover, develop, and bring a new product to market.

Our Compensation Program Must Address the Industry Environment We Operate Within, Be Market-Competitive and Pay For Performance

We strive to balance the need to deliver market-competitive pay within a framework that provides the appropriate mix of fixed and variable, at-risk compensation to attract, retain and motivate talent and align with our pay-for-performance objectives.

Our program must…

✓ Support our efforts to attract and retain the brightest and most innovative minds in business, research and academia.

✓ Align the interests of our executives with the interests of our shareholders to ensure prudent actions that will benefit long-term value.

✓ Reward our executives based on the achievement of sustained financial and operating performance and demonstrated leadership.

✓ Support a shared, one-company mindset of performance and accountability to deliver on business objectives.

Variable Compensation Is a Critical Component of Our Pay-For-Performance Objectives

Annual Cash Incentive

The Company Scorecard (described in more detail on page 50) focuses on our most critical business drivers — revenue, pre-tax income and pipeline accomplishments — and is used to determine the payout for our annual incentive for all employees, including our NEOs under the Executive Incentive Plan. Our Scorecard performance for 2019 resulted in above-target achievement of 184%.

Long-Term Incentive

The long-term incentive program provides our NEOs with the opportunity to own Merck stock, directly linking a substantial portion of their compensation to the returns realized by our shareholders.

For the 2017-2019 performance period (described in more detail on page 53), PSUs paid out at 137% based on cumulative, three-year OCF, cumulative three-year EPS and R-TSR during the performance period, weighted at 25%, 25% and 50%, respectively.

Say-on-Pay Advisory Vote

In 2019, shareholders continued their support for our executive compensation programs with 93% of the votes cast in favor of the say-on-pay proposal. Consistent with the Company's strong interest in shareholder engagement and our pay-for-performance approach, the C&B Committee has continued to examine our executive compensation program to ensure alignment between the respective interests of our executives and shareholders. No significant changes were made to our executive compensation program in 2019 as a result of the most recent say-on-pay vote.



Say-on-Pay Results

94% 95% 95% 93%
2016 2017 2018 2019

We ask that our shareholders approve, on an advisory basis, the compensation of our NEOs as further described in Proposal 2 on page 41.

Compensation Policies and Practices

Our executive compensation and corporate governance programs are designed to closely link pay with operational performance and increases in long-term shareholder value while minimizing excessive risk-taking. To help us accomplish these important objectives, we have adopted the following policies and practices over time:

We do…	We do not…
✔ Require double-trigger vesting of equity in the event of a change in control (i.e., there must be both a change in control and an involuntary termination)	✘ Allow Directors and management employees including officers to engage in transactions involving short sales, publicly traded options, hedging or pledging of Company stock
✔ Utilize a total shareholder return metric in the PSU program to align the payout with long-term stock performance and shareholder experience	✘ Grant time-vested RSUs to NEOs as part of the annual LTI program
✔ Provide dividend equivalents only on earned Restricted Stock Units ("RSUs") or PSUs	✘ Grant stock options with an exercise price less than fair market value
✔ Monitor LTI program share utilization regularly relative to both industry standards and versus our pharmaceutical and supplemental peer groups	✘ Re-price underwater stock options without shareholder approval
✔ Conduct competitive benchmarking to ensure executive officer compensation is aligned to market	✘ Pay tax gross-ups on any payments made in connection with a change in control event
✔ Offer limited perquisites that are supported by business interests	
✔ Include caps on annual cash incentive and PSU program payouts	
✔ Retain an independent compensation consultant that reports directly to the C&B Committee	
✔ Maintain robust stock ownership requirements and share retention policies	
✔ Maintain an incentive recoupment (i.e. clawback) policy	
✔ Conduct assessments to identify and mitigate risk in our compensation programs	
✔ Avoid employment agreements	

Merck's Primary Peer Group

Individual executive officer compensation levels and opportunities are compared to a Peer Group of large multinational pharmaceutical companies that participate in a pharmaceutical industry compensation survey. The survey is conducted by Willis Towers Watson, an independent consulting firm. In setting compensation levels for 2019, the C&B Committee reviewed the survey results, which consisted of the following Peer companies with which Merck competes to attract talented, high-performing executives:



Primary Peer Group Companies

AbbVie
Amgen
AstraZeneca
Bristol-Myers Squibb
Eli Lilly
GlaxoSmithKline
Johnson & Johnson
Novartis
Pfizer
Roche
Sanofi

All numbers as of 12/31/2019

Revenue $ Billions — Merck **$46.84**, Pharma Peer Group Median **$33.75**
Market Capitalization $ Billions — Merck **$231.56**, Pharma Peer Group Median **$143.24**
Number of Employees — Merck **71,000**, Pharma Peer Group Median **92,400**

Merck's Supplemental Peer Group

In addition to the pharmaceutical Peer Group described above, we also use a Supplemental Peer Group consisting of the companies that comprise the Dow Jones Industrial Average (excluding the financial services companies) as a secondary reference for CEO compensation and for other compensation-related practices (for example, share usage and dilution, change in control policy design and stock ownership and retention guidelines). Merck is a member of the Dow Jones Industrial Average, and we believe this group provides insight into practices among companies of similar scale and complexity that operate across a variety of industries, providing us with a broader view of market pay, policies and practices.



Supplemental Peer Group Companies

3M
Apple
Boeing
Caterpillar
Chevron
Cisco
Coca-Cola
Disney
Dow Chemical
Exxon Mobil
Home Depot
IBM
Intel
Johnson & Johnson
McDonald's
Microsoft
Nike
Pfizer
Procter & Gamble
UnitedHealth
United Technologies
Verizon
Visa
Walgreens
Walmart

All numbers as of 12/31/2019

Revenue $ Billions — Merck **$46.84**, Supplemental Peer Group Median **$69.57**
Market Capitalization $ Billions — Merck **$231.56**, Supplemental Peer Group Median **$237.15**
Number of Employees — Merck **71,000**, Supplemental Peer Group Median **132,200**

Our overarching strategy is to position our executives' total target direct compensation (base salary, target annual cash incentive and target long-term equity incentive) at the median, on average, with variability by individual executive based on scope and complexity of role, market availability of proven talent, experience, leadership, sustained performance over time, potential for advancement as part of succession planning, and other unique factors that may exist from time to time. This median target compensation philosophy ensures that actual realized compensation varies above or below market levels based on attainment of longer-term goals and changes in shareholder value, and that overall costs and share dilution are reasonable and sustainable relative to market practices.

Detailed Discussion and Analysis

Further information regarding our 2019 Named Executive Officers and the material elements of their compensation is described below.



Kenneth C. Frazier
Chairman, President and
Chief Executive Officer

Age: 65

Tenure*: 28 Years

Compensation Decisions for 2019

- Increased base salary by 3.1%
- Maintained annual incentive target percentage
- Increased LTI target by $2,000,000
- Increased total target direct compensation by 12.5%

$1,659,482
Base Salary

$15,926,161
Stock+Option
Grant Value

Total Annual
Compensation
$27.65M

$5,078,147
Change in
Pension Value[1]

$375,485
All Other
Compensation

$4,609,200
Non-Equity
Incentive Plan
(Annual Cash Incentive)

(1)   Change in value is mainly attributed to lower discount rates, an increase in five-year average pay and an additional year of service.



Robert M. Davis
Executive Vice President,
Global Services and Chief
Financial Officer

Age: 53

Tenure*: 6 Years

Compensation Decisions for 2019

- Increased base salary by 3%
- Maintained annual incentive target percentage
- Increased LTI target by $200,000
- Increased total target direct compensation by 4.4%

$1,075,557
Base Salary

$4,246,986
Stock+Option
Grant Value

Total Annual
Compensation
$7.73M

$193,079
Change in
Pension Value

$120,864
All Other
Compensation

$2,090,702
Non-Equity
Incentive Plan
(Annual Cash Incentive)

* Rounded



Sanat Chattopadhyay
Executive Vice President
and President, Merck
Manufacturing Division

Age: 60

Tenure*: 10 Years

Compensation Decisions for 2019

- Increased base salary by 3.6%
- Maintained annual incentive target percentage
- Increased LTI target by $500,000
- Increased total target direct compensation by 17.5%



$719,467 Base Salary
$963,252 Change in Pension Value
$93,495 All Other Compensation
$1,200,352 Non-Equity Incentive Plan (Annual Cash Incentive)
$2,442,027 Stock+Option Grant Value

Total Annual Compensation **$5.42M**



Roger M. Perlmutter, M.D., Ph.D.
Executive Vice President
and President, Merck
Research Laboratories

Age: 67

Tenure*: 11 Years

Compensation Decisions for 2019

- Increased base salary by 3%
- Maintained annual incentive target percentage
- Increased LTI target by $1,000,000
- Increased total target direct compensation by 17%



$1,151,783 Base Salary
$361,579 Change in Pension Value
$162,429 All Other Compensation
$5,308,690 Stock+Option Grant Value
$2,238,873 Non-Equity Incentive Plan (Annual Cash Incentive)

Total Annual Compensation **$9.22M**



Jennifer Zachary
Executive Vice President,
General Counsel and
Corporate Secretary

Age: 42

Tenure*: 2 Years

Compensation Decisions for 2019

- Increased base salary by 9.4%
- Maintained annual incentive target percentage
- Increased LTI target by $350,000
- Increased total target direct compensation by 13.9%



$856,818 Base Salary
$83,704 Change in Pension Value
$80,572 All Other Compensation
$2,495,126 Stock+Option Grant Value
$1,529,500 Non-Equity Incentive Plan (Annual Cash Incentive)

Total Annual Compensation **$5.05M**

* Rounded

The Elements of 2019 Compensation

How Our Compensation Program Works

What We Reward	How We Link Pay To Performance	How We Pay
• Top and bottom-line performance that meets or exceeds consensus and management expectations • Pipeline accomplishments that advance our position as an industry-leading biopharmaceutical company • Decision-making that yields long-term value creation for shareholders • Targeted growth strategy, consistently seeking opportunities that complement or supplement our portfolio in Oncology, Vaccines, Hospital and Animal Health	• Inclusion of key financial and non-financial metrics in our annual cash incentive plan to ensure executives are rewarded for top and bottom-line performance and pipeline advancement which leads to longer-term revenue opportunities • Long-term incentive comprised of a mix of performance share units and stock options, linking a substantial amount of pay opportunity to long-term company performance and shareholder value • Majority of total target pay opportunity is at-risk and tied to company performance and/or long-term stock value	• Overall total target pay opportunity, as well as each pay element, is assessed for competitiveness relative to primary and supplemental peer groups, which include the largest pharmaceutical peers and Dow Jones Industrial Average companies excluding financial services • Competitive positioning is targeted to median of market; actual positioning varies based on a variety of factors, including scope and complexity of role, years of experience, demonstrated performance over time and other factors



CEO
Total Target Direct Compensation

13% Annual Cash Incentive
9% Base Salary
91% Performance Based
78% Long-Term Equity Incentive
30% Stock Options
70% Performance Share Units

Other NEOs (average)
Total Target Direct Compensation

18% Annual Cash Incentive
19% Base Salary
81% Performance Based
63% Long-Term Equity Incentive
30% Stock Options
70% Performance Share Units

The C&B Committee, and in the case of Mr. Frazier, the Board of Directors (not including Mr. Frazier), determines compensation for the NEOs each year based on a variety of factors, including scope and complexity of role, experience, sustained leadership and performance and competitive positioning as compared to our pharmaceutical and supplemental peer groups as described in more detail on page 45.

Additional details regarding the roles and responsibilities of the C&B Committee are provided beginning on page 20.

Base Salary

The C&B Committee must balance the need to deliver a competitive level of base salary while also ensuring the appropriate mix of fixed to variable compensation for each NEO.

As shown in the table, adjustments were made to base salaries in 2019. All adjustments were based on Merck's U.S. salary increase budget for all employees, including the NEOs.

Named Executive Officer	Annual Base Salary Increase %	Market Adjustment %	Base Salary Effective April 2019
K.C. Frazier	3.1%	No Change	$1,670,000
R.M. Davis	3.0	No Change	1,082,144
S. Chattopadhyay	3.6	No Change	724,850
R.M. Perlmutter	3.0	No Change	1,158,837
J. Zachary	3.8	5.6%	875,000

Annual Cash Incentive

The NEOs participate in the shareholder-approved Executive Incentive Plan ("EIP").

Award amounts under the EIP are determined based upon achievement of Company performance measures as reflected by the Company Scorecard. The overall EIP award fund cannot exceed 200% of the aggregate total target incentive amount for all participants. The maximum award amount for each NEO for 2019, excluding the impact of the Scorecard, is listed in the *Grants of Plan-Based Awards* table on page 61.

No changes were made to EIP targets for the 2019 performance period as shown in the table.

Named Executive Officer	2018 Target Annual Incentive % of Base Salary	2019 Target Annual Incentive % of Base Salary
K.C. Frazier	150%	150%
R.M. Davis	105	105
S. Chattopadhyay	90	90
R.M. Perlmutter	105	105
J. Zachary	95	95

2019 Merck Company Scorecard

Our Company Scorecard helps translate our strategic priorities into operational terms that track and measure our progress and performance against annual operating goals and critically important long-term strategic drivers of sustainable value creation tied to our research and development pipeline — each of which is measured in the context of compliance, health, safety and environmental outcomes. Revenue and Pre-Tax Income are equally weighted at 40% each based on the C&B Committee's belief that they are the key financial measures of our success during the year. The Pipeline milestones are collectively weighted at 20% and are designed to ensure that we are focused on internal and external early discovery opportunities, late-stage clinical development progression, filings and approvals.

As indicated above, the threshold and stretch revenue and pre-tax income goals are set in relation to the Board-approved annual operating plan and the expectations of management. Each year, the pipeline goals are recommended by the head of Merck Research Labs, reviewed by the Research Committee and approved by the C&B Committee. Failure to achieve threshold performance on any of the metrics would result in forfeiture of the entire opportunity for that metric. If the combined results of the three metrics do not total at least 50, the entire opportunity would be forfeited (i.e., there would be no payout). The overall results of the Scorecard are calibrated so individuals may receive between 50% and 200% of their target award opportunity established for the annual performance period. The Scorecard structure and results are summarized below.

2019 Company Scorecard

Measure	Weight	Target ($) billions	Reported ($) billions	Adjusted ($) billions	Final Score*
Revenue vs. Plan*	40	$44.23	$46.84	$46.98	80
Non-GAAP Pre-Tax Income vs. Plan*	40	$15.04	$16.12	$16.27	71
Value of Pipeline	20				33
Approval Milestones	6				12
Filing Milestones	4				5
Global Development Milestones	3				5
Discovery and Early Development	7				11
Total	100				184

*Excluding the impact of foreign exchange and certain other items, consistent with plan design; rounded

Revenue:

Reported revenue of $46.84B was adjusted to $46.98B to remove the negative impact of foreign exchange rates (vs. foreign exchange rates budgeted in the annual operating plan) and the impact of business development transactions (consistent with plan design and past practice), exceeding our internal revenue target of $44.23B.

Pre-Tax Income:

Reported pre-tax income of $16.12B was adjusted to $16.27B to exclude the impact of foreign exchange rates (vs. foreign exchange rates budgeted in the annual operating plan) and the impact of gains/losses from equity securities and the effect of certain business development transactions (consistent with plan design and past practice), exceeding our internal pre-tax income target of $15.04B.

2019 Annual Incentive Payouts

The table below shows the 2019 annual cash incentives paid to the NEOs. The total annual incentive amount paid to each NEO is reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.



| Annual Base Salary | X | Target Annual Incentive % | X | Company Scorecard Result | = | Final Award $ |

Named Executive Officer 2019 Annual Incentive Payments

Named Executive Officer	Annual Base Salary (as of 12/31/19) ($)	Target Annual Incentive (%)	Target Annual Incentive ($)	Company Scorecard Result (%)	Final Award ($)
K.C. Frazier	$1,670,000	150%	$2,505,000	184%	$4,609,200
R.M. Davis	1,082,144	105	1,136,251	184	2,090,702
S. Chattopadhyay	724,850	90	652,365	184	1,200,352
R.M. Perlmutter	1,158,837	105	1,216,779	184	2,238,873
J. Zachary	875,000	95	831,250	184	1,529,500

Long-Term Equity Incentives

2019 Award Mix

We use two long-term incentive vehicles to ensure that our LTI program remains balanced, sustainable and supportive of its objectives over a multi-year period.



Performance Share Units

PSUs link realized compensation value to the achievement of critical financial and operational objectives and align executives' interests with those of our shareholders. The earned award varies based on results versus pre-determined performance goals, as well as long-term returns to shareholders as measured by relative stock price performance and dividend yield.



Stock Options

Stock options align our executives' interests with the interests of our shareholders because options only have financial value to the recipient if the price of our stock at the time of exercise exceeds the stock price on the date of grant. As a result, we believe stock option grants encourage executives to focus on behaviors and initiatives that support sustained long-term stock price appreciation, which benefits all shareholders.

Current LTI Grant Practices

All grants to executive officers are approved by the C&B Committee, and in the case of Mr. Frazier, the Board of Directors (not including Mr. Frazier). Annual PSU grants (with a 3-year performance period) are generally made on the last business day in March and annual stock option grants are made on the third business day following announcement of our first quarter earnings. We may also selectively grant stock options and RSUs to executive officers on the third business day following the announcement of quarterly earnings generally as part of a new hire sign-on or for retention purposes. These dates were chosen to ensure that grants are made shortly after we have released information about our financial performance to the public. However, the C&B Committee reserves the right to change the date when grants are made, in view of its responsibility to consider all facts and circumstances to ensure that grants are consistent with our compensation philosophy and objectives.

Stock options are granted at no less than fair market value on a fixed date or event, with all required approvals obtained in advance of or on the actual grant date. Fair market value is the closing price of a share of Company stock on the grant date. In certain countries, a higher grant price may be used to satisfy provisions of local applicable law. The re-pricing of stock options is not permitted under the Incentive Stock Plan without prior shareholder approval.

2019 LTI Grant Values

The 2019 annual LTI grant values for the CEO and other NEOs as compared to the prior year are shown in the following table. The number of shares associated with each award is set forth in the *Grants of Plan-Based Awards* table on page 61. LTI grant values for Mr. Frazier, Mr. Davis and Dr. Perlmutter were increased by the C&B Committee (or the Board, not including Mr. Frazier, in the case of Mr. Frazier) to recognize sustained performance and leadership. LTI values for Mr. Chattopadhyay and Ms. Zachary were increased by the C&B Committee to strengthen their competitive market positioning versus our pharmaceutical peer group and to recognize their impact.

	Target Grant Value[1]		Increase in Target
Executive Officer	2018	2019	Grant Value
K.C. Frazier	$13,000,000	$15,000,000	+$2,000,000
R.M. Davis	3,800,000	4,000,000	+200,000
S. Chattopadhyay	1,800,000	2,300,000	+500,000
R.M. Perlmutter	4,000,000	5,000,000	+1,000,000
J. Zachary	2,000,000	2,350,000	+350,000

(1)   Grant values shown above will be different from the values shown in the *Summary Compensation Table* and *Grants of Plan-Based Awards* tables based on the fair value on grant date in accordance with FASB ASC Topic 718 and SEC disclosure rules which consider factors other than share price.

PSU Program

At the beginning of each year, we establish three-year performance targets for the metrics under the PSU program. Awards granted in 2017 and in subsequent years are measured against cumulative EPS (25%), OCF (25%) and R-TSR (50%). Payouts under the PSU program are formulaic; the C&B Committee does not consider individual performance or use discretion when determining final awards.

EPS and OCF targets are established based on our three-year financial plan, which considers a variety of factors including management, Board and external expectations and aspirations of our long-term performance. R-TSR performance versus our peer group is measured at the end of the three-year period and compares Merck's average annual TSR to the median TSR of our pharmaceutical peer group. Each percentage point of outperformance or underperformance versus the median modifies the earned award by +/-5 percentage points. In the event of underperformance by more than 10 percentage points, there will not be a payout on the R-TSR portion of the award. In the event of outperformance, the payout on the R-TSR portion of the award cannot exceed 200%. If R-TSR is negative, the payout on this portion of the award cannot exceed 100%, even if our R-TSR outperforms the median of the peer group.

Payouts Under the 2017–2019 PSU Award Cycle

For grants issued in 2017, 70% of each NEO's annual target LTI was converted to PSUs based on the closing price of Merck stock on the date of grant. The number of PSUs ultimately earned is based on our performance against the pre-established EPS and OCF targets and R-TSR performance.

For the 2017-2019 performance period, three-year cumulative EPS and OCF were each weighted at 25%, and R-TSR versus our pharmaceutical peer group was weighted at 50%. The results of the combined performance resulted in an actual payout of 137% as illustrated in the tables below.

The 137% payout was based on our strong EPS and OCF performance (155% and 177%, respectively) primarily due to above-plan after-tax non-GAAP net income. We outperformed the median TSR of our Peer Group by 1.6%, which increased the payout by +5% for each percentage point of outperformance, resulting in an R-TSR payout of 108%.









(1) Excluding the impact of foreign exchange and certain other items, consistent with plan design; rounded.

(2) R-TSR as reported by Bloomberg and calculated using the average closing price of Merck and Peer company common stock for December 2016 and December 2019, assuming reinvestment of dividends.

(3) Rounding may be applied.

Named Executive Officer PSU Distribution

Based on the final payout of 137%, the NEOs received the following number of shares of Merck common stock including dividends accrued and paid in shares:

Named Executive Officer	Target Award (# of shares)	Final Award (# of shares)
K.C. Frazier	137,709	203,791
R.M. Davis	41,863	61,951
S. Chattopadhyay	16,525	24,454
R.M. Perlmutter	44,067	65,214
J. Zachary[1]	N/A	N/A

(1)   Ms. Zachary was hired in April 2018 and was not a participant in the 2017-2019 PSU performance period.

Additional information regarding the payouts under the 2017-2019 PSU performance period is provided in the *Option Exercises and Stock Vested* table on page 65.

To accurately reflect the operating performance of our business, the C&B Committee has approved a consistent framework of adjustments to our reported financial results for incentive program purposes. For further explanation of these adjustments and our GAAP versus Non-GAAP results, please refer to Appendices A and B on pages 90 and 92, respectively.

Other Employee Benefits

Similar to Merck's other salaried, U.S.-based employees, the NEOs participate in a variety of retirement, health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Pension and savings plans help employees save and prepare financially for retirement. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce.

Additionally, senior management employees including the NEOs are provided a limited number of other benefits, which the C&B Committee believes are reasonable, appropriate and consistent with our executive compensation philosophy.

These benefits, which are described in more detail below, are reflected in the "All Other Compensation" column of the *Summary Compensation Table*.

- Financial and tax planning. Executives receive a $10,000 cash allowance each December to encourage consultation with knowledgeable financial and tax planning experts who can help them understand the compensation and benefits programs in which they participate.

- Personal use of Company aircraft. Our global security organization regularly evaluates the travel risk for our CEO. As a result of these assessments and based on our security team's recommendation, our Board of Directors has determined that our CEO must use Company-provided aircraft for all business and personal travel. Personal use of Company aircraft by other executives requires CEO approval and is only permitted under exceptional circumstances. Other than our CEO, there is no reported usage for any other NEO.

- Personal use of Company car and driver. Our CEO is provided with a car and driver to ensure his individual safety and security. Personal use of a car and driver is also provided to a select number of other executives, primarily for commutation purposes, allowing them to devote additional time to critical Company business.

- Residential security systems. Reimbursement for the installation, maintenance and remote access of residential security systems is provided to select executives, when deemed necessary by our internal global security team. Executives are responsible for paying monthly security monitoring fees, which are not reimbursable.

2020 Compensation Actions

As part of our annual compensation review, the C&B Committee approved a change to our 2020 PSU program to remove the OCF metric and increase the weighting of the EPS metric to 50%, maintaining a linkage between our long-term profitability and executive incentives. The remaining 50% of the award will continue to be based on 3-year R-TSR during the performance period.

In addition, the C&B Committee reviewed and approved total target direct compensation opportunities for our executive officers, including our NEOs, and the Board of Directors (not including Mr. Frazier) reviewed and approved Mr. Frazier's total target direct compensation.

Mr. Frazier's 2020 LTI grant value was increased to recognize his sustained high performance and achieve competitive positioning relative to the primary pharmaceutical and supplemental (Dow) peer group. Similar to 2019, his 2020 grants will include specific terms and conditions providing for full vesting if he remains employed through December 31, 2020, subject to his continued compliance with non-compete and non-solicit requirements. Mr. Chattopadhyay and Ms. Zachary received market adjustments and increases in their annual LTI grant values to better align their overall compensation to the market.

The following table summarizes adjustments made to CEO and other NEO compensation for 2020.

Named Executive Officer	Annual Base Salary Increase %	Target Annual Incentive Increase %	Target Long-Term Incentive Increase $
K.C. Frazier	+1.8%	No change	+$750,000
R.M. Davis	+3.0	No change	No change
S. Chattopadhyay	+13.8[1]	No change	+500,000
R.M. Perlmutter	+3.0	No change	No change
J. Zachary	+5.0[1]	No change	+150,000

(1)   Includes market adjustment as described above.

Other Compensation Practices

Stock Ownership Requirements

The C&B Committee recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. As such, we maintain a formal stock ownership policy, under which the CEO and other senior executives are required to acquire and hold Merck common stock in an amount representing a multiple of their base salary. Until the designated multiple of base salary is reached, executives are required to retain in stock a percentage of the after-tax net proceeds associated with stock option exercises and/or PSU and RSU distributions (100% for the CEO and 75% for the other NEOs). The following table sets forth the stock ownership requirements and current stock ownership status as a percentage of the requirement for the CEO and other NEOs as of February 29, 2020.



Stock Ownership Requirements[1]
Percent Attainment of Goal

CEO Goal 6X Base Salary
NEO Goal 3X Base Salary

K.C. FRAZIER	704%
R.M. DAVIS	472%
S. CHATTOPADHYAY	320%
R.M. PERLMUTTER	553%
J. ZACHARY	13%

■ Chairman and CEO   ■ Other NEOs

(1)   Ms. Zachary was hired in April 2018.

Return of Incentive Compensation ("Clawback Policy")

Under our incentive compensation recoupment policy, in the case of a significant restatement of financial results caused by executive fraud or willful misconduct, the Board of Directors will seek reimbursement for the portion of the annual cash incentive and/or PSUs paid to the executive in excess of the amount that would have been paid if the financial results were reported accurately. Additionally, for incentive compensation awarded in and after 2014, an incentive recoupment policy applies to senior executives in instances of material violations of Company policy that cause significant harm to Merck and instances of a failure to manage or monitor conduct or risks appropriately.

Hedging and Pledging

As part of our insider trading policy, Merck prohibits Directors and management level employees, including officers, from engaging in short sales, publicly traded options, hedging transactions and pledging of Company stock.

Tax Deductibility of Compensation

In light of the repeal of the performance-based compensation exemption under Section 162(m) of the Internal Revenue Code, the C&B Committee may authorize compensation that is not deductible if it is determined to be appropriate and in the best interests of the Company and our shareholders.

Compensation Risk Assessment

Our executive compensation program and policies are driven by our business environment and designed to enable us to achieve our mission and adhere to our values. The C&B Committee and senior management continually evaluate the relationship between risk and reward as it relates to our executive compensation program and have adopted policies and practices that mitigate undue risk while preserving the incentive/variable nature of the compensation. These policies and practices are described in more detail in the Compensation Policies and Practices chart on page 44.

In 2018, Merck engaged Pay Governance, an independent compensation consultant to management, to perform a formal assessment of our executive compensation program, policies and practices based on generally accepted compensation practices. The results of the assessment were reviewed and discussed with the C&B Committee in November 2018. The assessment reaffirmed our belief that our compensation programs and policies are structured and operated in a manner that does not create risks that are reasonably likely to have a material adverse effect on our business. In addition to ongoing monitoring of our programs and policies, we are committed to performing formal assessments on a periodic basis. The next formal assessment is scheduled for review and discussion with the C&B Committee in November 2020.

Compensation and Benefits Committee Report

The C&B Committee, comprised of independent Directors, reviewed and discussed the above CD&A with management. Based on the review and discussions, the C&B Committee recommended to our Board of Directors that the CD&A be included in these proxy materials.

Compensation and Benefits Committee

Thomas H. Glocer *(Chair)*
Rochelle B. Lazarus
Patricia F. Russo
Inge G. Thulin
Peter C. Wendell

Summary Compensation Table

The following table summarizes the total compensation that was paid or accrued for the Named Executive Officers for the fiscal years ended December 31, 2019, 2018 and 2017. The Named Executive Officers are the Company's Chief Executive Officer, Chief Financial Officer and the three next most highly compensated executive officers as of December 31, 2019.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Kenneth C. Frazier Chairman, President and Chief Executive Officer	2019	$1,659,482	$ 0	$11,425,398	$4,500,763	$4,609,200	5,078,147[7] $	375,485	$27,648,475
	2018	1,610,577	0	9,456,006	3,901,093	3,061,800	0[8]	2,905,028[9]	20,934,504
	2017	1,572,212	0	8,814,767	3,750,000	2,686,575	504,658	314,875	17,643,087
Robert M. Davis Executive Vice President, Global Services and Chief Financial Officer	2019	1,075,557	0	3,046,785	1,200,201	2,090,702	193,079	120,864	7,727,188
	2018	1,043,726	0	2,764,058	1,140,317	1,389,977	171,067	111,695	6,620,840
	2017	1,018,269	0	2,679,655	1,140,001	1,216,163	151,849	104,962	6,310,899
Sanat Chattopadhyay Executive Vice President and President, Merck Manufacturing Division	2019	719,467	0	1,751,906	690,121	1,200,352	963,252	93,495	5,418,593
	2018[10]	—	—	—	—	—	—	—	—
	2017[10]	—	—	—	—	—	—	—	—
Roger M. Perlmutter, M.D., Ph.D. Executive Vice President and President, Merck Research Laboratories	2019	1,151,783	0	3,808,436	1,500,254	2,238,873	361,579	162,429	9,223,354
	2018	1,116,262	0	2,909,523	1,200,341	1,488,486	236,334	147,696	7,098,642
	2017	1,083,750	0	2,820,733	1,200,000	1,296,032	294,435	138,917	6,833,867
Jennifer Zachary Executive Vice President, General Counsel and Corporate Secretary	2019	856,818	0	1,790,006	705,120	1,529,500	83,704	80,572	5,045,720
	2018	553,846	750,000[11]	2,454,748	600,166	638,400	30,462	165,997	5,193,619
	2017[12]	—	—	—	—	—	—	—	—

(1) Amounts shown reflect actual base salary earnings and are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of salary into the Merck Deferral Program, an unfunded savings plan.

For more information about deferred amounts, see the *Nonqualified Deferred Compensation* table and related footnotes on page 69.

(2) The amounts shown in this column represent the full grant date fair value of RSUs and PSUs granted to each of the Named Executive Officers during 2019, 2018 and 2017, respectively, as calculated in accordance with FASB ASC Topic 718. These amounts do not represent the actual value realized by the Named Executive Officers during the respective year. Please refer to pages 52 - 53 for more information on the PSU award disclosures. For discussion of the assumptions used in these valuations, see *Note 13* to *Company's Consolidated Financial Statements* in the Annual Report on Form 10-K for the year ended December 31, 2019.

The maximum value of the PSU awards granted to the Named Executive Officers during 2019 assuming achievement of the highest level of performance (200%) was:

NEO	Maximum Value of PSU Awards ($)
K.C. Frazier	$22,850,795
R.M. Davis	6,093,570
S. Chattopadhyay	3,503,812
R.M. Perlmutter	7,616,871
J. Zachary	3,580,013

For more information on the awards granted during 2019, see the *Grants of Plan-Based Awards* table and related narrative and footnotes beginning on page 61.

(3) The amounts shown in this column represent the full grant date fair value of stock options granted to each of the Named Executive Officers during 2019, 2018 and 2017, respectively, as calculated in accordance with FASB ASC Topic 718. The stock option values were calculated using the Black-Scholes option pricing model and may not represent the actual value realized by the Named Executive Officers during the respective year. For discussion of the assumptions used in these valuations, see *Note 13* to *Company's Consolidated Financial Statements* in the Annual Report on Form 10-K for the year ended December 31, 2019.

For more information on stock options granted during 2019, see the *Grants of Plan-Based Awards* table and related narrative and footnotes beginning on page 61.

(4) Represents amounts paid under the Executive Incentive Plan. For more information, see the *Grants of Plan-Based Awards* table and related narrative and footnotes beginning on page 61.

For 2018, based on her employment start date of April 16, 2018, Ms. Zachary's award reflects pro-rated eligibility for 8 of 12 months during the performance period.

Amounts shown are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of awards into the Merck Deferral Program. For more information, see the *Nonqualified Deferred Compensation* table and related notes and narrative on page 69.

(5) Amounts shown are solely an estimate of the aggregate change in actuarial present value of the Named Executive Officers' accrued benefits under the Company's pension plans from December 31, 2018 to December 31, 2019. These plans are the Merck U.S. Pension Plan (the "Qualified Plan") and the MSD Supplemental Retirement Plan. For more information about those plans, see the *Pension Benefits* table and accompanying narrative beginning on page 66.

The Merck Deferral Program, an unfunded savings plan, does not provide for above market or preferential earnings. For more information, see the *Nonqualified Deferred Compensation* table and related notes and narrative on page 69.

(6) See the *All Other Compensation* table on page 59 for additional details on amounts. See footnotes 1 and 4 to the *All Other Compensation* table for an explanation of financial and tax planning benefits, as well as installation, maintenance and remote access of home security, are valued. For all other personal benefits provided to the Named Executive Officers, in accordance with SEC disclosure rules, we calculated the cost of those benefits as the incremental cost of providing them. Each benefit plan serves a business purpose, as described further in the Other Employee Benefits section on page 54.

(7) Change in value is mainly attributed to lower discount rates, an increase in five-year average pay and an additional year of service.

(8) Change in value is negative generally due to an increase in discount rates. In accordance with SEC rules, a $0 value is reported rather than a negative amount.

(9) Includes $2.5 million in deferred compensation to offset the loss of pension benefits due to the elimination of the Mandatory CEO Retirement Policy. For additional details, see the *Pension Benefits* table on page 66.

(10) Mr. Chattopadhyay was not a Named Executive Officer in 2018 or 2017.

(11) Ms. Zachary received a sign-on bonus to compensate for lost bonus opportunity and to provide a hiring incentive.

(12) Ms. Zachary was hired on April 16, 2018.

All Other Compensation

Name	Year	Financial/Tax Counseling & Tax Preparation Services ($)[1]	Company Aircraft ($)[2]	Company Car and Driver ($)[3]	Installation, Maintenance and Remote Access of Home Security ($)[4]	Relocation Expense ($)	Savings Plan Company Match and Credits ($)[5]	Total ($)
K.C. Frazier	2019	$10,000	$90,661	$50,121	$12,378	$ 0	$ 212,325	$ 375,485
	2018	10,000	79,830	48,907	72,919	0	2,693,372[6]	2,905,028
	2017	10,000	20,663	47,961	52,172	0	184,079	314,875
R.M. Davis	2019	10,000	0	0	0	0	110,864	120,864
	2018	10,000	0	0	0	0	101,695	111,695
	2017	10,000	0	0	0	0	94,962	104,962
S. Chattopadhyay	2019	10,000	0	15,457	0	0	68,038	93,495
	2018[7]	—	—	—	—	—	—	—
	2017[7]	—	—	—	—	—	—	—
R.M. Perlmutter	2019	10,000	0	33,708	0	0	118,721	162,429
	2018	10,000	0	29,143	0	0	108,553	147,696
	2017	10,000[8]	0	21,521	0	0	107,396	138,917
J. Zachary	2019	10,000	0	0	0	3,378	67,194	80,572
	2018	8,477	0	0	0	139,607	17,913	165,997
	2017[9]	—	—	—	—	—	—	—

(1) As of January 2019, the executives receive a cash allowance each December for financial planning and tax benefits. Prior to 2019, these benefits were valued using the actual costs billed by outside vendors up to a $10,000 maximum benefit value.

(2) The value of any personal use of Company aircraft by the Named Executive Officers is based on the aggregate incremental per-hour cost based on the flight time flown from origination to destination and a return to point of origination without passengers, when applicable. This benefit generally is taxable to the Named Executive Officers. As further described in the Other Employee Benefits section on page 54, personal use of Company aircraft is required for the CEO for security purposes.

(3) The value of any personal use of Company car and driver by the Named Executive Officers is based on the recipient's cost if equivalent assets were used independent of the Company. This benefit generally is taxable to the Named Executive Officers.

The incremental cost calculation for personal use of Company car and driver by the Named Executive Officers includes driver overtime, meals, travel pay, maintenance and fuel costs. Personal use of a car and driver is also provided to a select number of other executives, primarily for commutation purposes, as further described in the Other Employee Benefits section on page 54.

(4) Installation, maintenance and remote access of home security are valued at actual costs billed by outside vendors.

(5) The Named Executive Officers received Company matching contributions equal to 75% of the first 6% of eligible compensation contributed (up to the IRS limit for qualified savings plans) to the Merck U.S. Savings Plan and 4.5% credit of eligible compensation in excess of the IRS limit to the Named Executive Officers' accounts under the Merck Deferral Program.

(6) For additional details, see Footnote 9 in the *Summary Compensation Table* on page 57.

(7) Mr. Chattopadhyay was not a Named Executive Officer in 2018 or 2017.

(8) Reported as $0 in the 2018 proxy statement due to a clerical error.

(9) Ms. Zachary was hired on April 16, 2018.

CEO Pay Ratio

Introduction

The following is a disclosure of (1) total annual compensation for our CEO, (2) the median total annual compensation for our employees globally excluding our CEO and (3) the ratio of those two numbers.

Median Total Annual Compensation

We used base salary as of October 31, 2019, to identify median total annual compensation. For this purpose, we annualized base salary for all full and part-time employees hired after January 1, 2019 and employed as of October 31, 2019. We converted foreign currency to U.S. dollars using a twelve-month average exchange rate between November 1, 2018 through October 31, 2019.

Exemptions

Total Employees Before and After De Minimis Exemption

Merck's employee population included 25,846 (35%) employees in the United States and 48,066 (65%) employees outside the United States. After excluding 3,703 employees in 19 countries, as detailed in the table below and up to the 5% limit allowable under the rules, we identified our median employee from a group of approximately 70,209 employees globally.

Excluded Under De Minimis Exemption

Country	Number of Employees	Country	Number of Employees
Algeria	71	**Malaysia**	401
Bahrain	8	**Nigeria**	1
Bosnia and Herzegovina	3	**North Macedonia**	1
Bulgaria	51	**Oman**	12
Dominican Republic	15	**Philippines**	301
Egypt	305	**Qatar**	24
Honduras	13	**Turkey**	555
India	1,325	**Ukraine**	73
Indonesia	412	**Uruguay**	85
Jordan	47		
TOTAL			3,703

The Ratio

The median total annual compensation as calculated under the *Summary Compensation Table* requirements was $95,621 comprised of base salary, annual incentive, savings plan company match and change in pension value, all of which were annualized to reflect a full year of service. The total annual compensation for our CEO was $27,648,475. A reasonable estimation of the ratio of our CEO's compensation to our median compensation including the change in pension value is 289 to 1; excluding change in pension value the ratio is 246 to 1.

Under the SEC rules, companies may identify the median total annual compensation using a wide variety of methods including reasonable assumptions and estimations. It is therefore difficult to compare Merck's ratio to the ratio of other companies.

Grants of Plan-Based Awards

The following table provides information concerning each award made in 2019 to the Named Executive Officers under any incentive plan.

Grants of Plan-Based Awards for Fiscal Year Ended December 31, 2019

Name	Grant Date	Approval Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold ($)[1]	Target ($)[1]	Maximum ($)[1]	Threshold (#)[2]	Target (#)[2]	Maximum (#)[2]				
K.C. Frazier	03/29/19	02/25/19	PSUs				0	126,247	252,494				$11,425,398 [2]
	05/03/19	02/25/19	Options								423,402	$80.00	4,500,763 [3]
			EIP	$0	$2,505,000	$5,010,000							
R.M. Davis	03/29/19	02/25/19	PSUs				0	33,666	67,332				3,046,785 [2]
	05/03/19	02/25/19	Options								112,907	80.00	1,200,201 [3]
			EIP	0	1,136,251	2,272,502							
S. Chattopadhyay	03/29/19	02/25/19	PSUs				0	19,358	38,716				1,751,906 [2]
	05/03/19	02/25/19	Options								64,922	80.00	690,121 [3]
			EIP	0	652,365	1,304,730							
R.M. Perlmutter	03/29/19	02/25/19	PSUs				0	42,082	84,164				3,808,436 [2]
	05/03/19	02/25/19	Options								141,134	80.00	1,500,254 [3]
			EIP	0	1,216,779	2,433,558							
J. Zachary	03/29/19	02/25/19	PSUs				0	19,779	39,558				1,790,006 [2]
	05/03/19	02/25/19	Options								66,333	80.00	705,120 [3]
			EIP	0	831,250	1,662,500							

(1) Amounts represent awards under the EIP, which equal a specified percentage of base salary as in effect on December 31, 2019. The actual amounts earned by each Named Executive Officer are set forth in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table.*

(2) The payout of PSUs can range from zero for below threshold performance to a maximum of 200% of target, depending on the level of achievement of the applicable performance goals. For more information on PSUs, see the PSU Program section on page 52 and the narrative to the *Grants of Plan Based Awards* table on the following page.

(3) Stock options generally vest and become exercisable in equal installments on the first, second and third anniversaries of the grant date.

The exercise price of all stock options granted in 2019 is the closing price of Merck common stock, as traded on the NYSE on May 3, 2019. For more information on stock options granted to the NEOs in 2019, please see Current LTI Grant Practices on page 51.

(4) This column represents the full grant date fair value of PSUs and stock options granted to each of the Named Executive Officers, as calculated in accordance with FASB ASC Topic 718. These amounts do not represent the actual value realized by the Named Executive Officers during 2019.

Narrative Information Relating to the Grants of Plan-Based Awards Table

General Information Regarding the EIP

The EIP is a shareholder-approved plan that is administered by the C&B Committee. It is designed to provide cash awards to employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, as follows:

- Each executive officer is assigned a target award opportunity that is expressed as a multiple of salary.

- The Company performance component (as reflected by the Company Scorecard) is multiplied by the target award opportunity.

- The Company performance component can range between 50% and 200% of target.

- If the combined results of the three metrics do not total at least 50, no payout will be made.

General Information Regarding Long-Term Incentives

Stock Options

Stock options enable executives to share in the financial gain derived from the potential appreciation in stock price from the date the option is granted until the date the option is exercised. The exercise price of a stock option is set as the closing price of Merck common stock as reported on the NYSE on the grant date (unless a higher grant price is required under local law).

Subject to their terms, stock options generally vest and become exercisable in equal installments on the first, second and third anniversaries of the grant date and expire on the day before the tenth anniversary of the grant date.

RSUs

Restricted Stock Units ("RSUs"), subject to their terms, generally vest and become payable in equal installments in shares of Merck common stock on the first, second and third anniversaries of the grant date. Dividend equivalents are accrued and paid out in cash if and when the RSUs vest. None of the NEOs received RSUs in 2019.

PSUs

Performance Share Units ("PSUs"), subject to their terms, generally vest and become payable in shares of Merck common stock at the end of a three-year performance period provided that minimum performance goals are met. Failure to attain the minimum performance goal results in forfeiture of the shares applicable to the respective award opportunity. PSU awards for continuing executives and performance goals are approved by the C&B Committee within the first 90 days of the applicable performance cycle.

For PSUs granted on or after January 1, 2017, final awards will be determined over a three-year cumulative performance period based on the following:

- 25% of the award will be determined by the Company's Operating Cash Flow vs. target for the three-year performance period.

- 25% of the award will be determined by the Company's Cumulative Earnings Per Share vs. target for the three-year performance period.

- 50% of the award will be determined by the Company's average annual TSR relative to the median TSR of our Peer Group for the three-year performance period.

- Payouts can range from zero (for below threshold performance) to a maximum of 200% of target.

- Dividend equivalents are accrued and paid in shares, if and when the PSUs vest, and are only applied to the portion of the award that is earned.

Outstanding Equity Awards

The following table provides details about each outstanding equity award held by the Named Executive Officers as of December 31, 2019.

Outstanding Equity Awards for Fiscal Year Ended December 31, 2019

Name	Option Awards							Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Grant Date	Option Exercise Price ($)	Vesting Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2][5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
K.C. Frazier	644,122			05/06/13	$44.98	05/06/14	05/05/23				
	550,206			05/09/14	58.22	05/09/15	05/08/24				
	743,034			05/01/15	59.86	05/01/16	04/30/25				
	814,941			05/10/16	54.68	05/10/17	05/09/26				
	356,632	178,318		05/05/17	63.97	05/05/18	05/04/27				
	158,581	317,162		05/04/18	57.75	05/04/19	05/03/28				
		423,402		05/03/19	80.00	05/03/20	05/02/29				
										334,128[3]	$30,388,942
										252,494[4]	22,964,329
R.M. Davis	251,273			05/10/16	$54.68	05/10/17	05/09/26				
	108,416	54,209		05/05/17	63.97	05/05/18	05/04/27				
	46,354	92,709		05/04/18	57.75	05/04/19	05/03/28				
		112,907		05/03/19	80.00	05/03/20	05/02/29				
										97,668[3]	$8,882,905
										67,332[4]	6,123,845
S. Chattopadhyay	38,647			05/06/13	$44.98	05/06/14	05/05/23				
	33,012			05/02/14	58.22	05/02/15	05/01/24				
	49,536			05/01/15	59.86	05/01/16	04/30/25				
	81,494			05/10/16	54.68	05/10/17	05/09/26				
	42,796	21,398		05/05/17	63.97	05/05/18	05/04/27				
	21,957	43,915		05/04/18	57.75	05/04/19	05/03/28				
		64,922		05/03/19	80.00	05/03/20	05/02/29				
										46,264[3]	$4,207,711
										38,716[4]	3,521,220

Outstanding Equity Awards for Fiscal Year Ended December 31, 2019

	Option Awards							Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Grant Date	Option Exercise Price ($)	Vesting Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2][5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
R.M. Perlmutter	192,572			05/09/14	$58.22	05/09/15	05/08/24				
	247,678			05/01/15	59.86	05/01/16	04/30/25				
	271,647			05/10/16	54.68	05/10/17	05/09/26				
	114,122	57,062		05/05/17	63.97	05/05/18	05/04/27				
	48,794	97,589		05/04/18	57.75	05/04/19	05/03/28				
		141,134		05/03/19	80.00	05/03/20	05/02/29				
										102,808[3]	$9,350,388
										84,164[4]	7,654,716
J. Zachary	24,397	48,794		05/04/18	$57.75	05/04/19	05/03/28				
		66,333		05/03/19	80.00	05/03/20	05/02/29				
								11,544	$1,049,927		
										48,484[3]	$4,409,620
										39,558[4]	3,597,800

(1) Stock options generally vest and become exercisable in equal installments on the first, second and third anniversaries of the grant date, and expire on the day before the tenth anniversary of the grant date. The date set forth in the "Vesting Date" column represents the first vesting date for such award. Stock options also vest upon attainment of eligibility to retire, in which case they become exercisable in equal installments on the first, second and third anniversaries of the grant date. Since 2013, unvested options for retirees that otherwise would have vested within 12 months following retirement become exercisable in accordance with their original schedule.

(2) Beginning in 2018, RSUs vest and are payable in shares of Merck common stock in equal installments on the first, second and third anniversaries of the grant date, provided the individual remains continuously employed through the vesting date.

(3) Maximum (200% of target) of PSUs granted during 2018 that may be earned based on Merck's performance, as determined by the C&B Committee, following the completion of the three-year performance period ending December 31, 2020.

(4) Maximum (200% of target) of PSUs granted during 2019 that may be earned based on Merck's performance, as determined by the C&B Committee, following the completion of the three-year performance period ending December 31, 2021.

(5) The market value of the units reported in this column was computed by multiplying the number of such units by $90.95, the closing price of Merck common stock on December 31, 2019.

Option Exercises and Stock Vested

The following table provides information about stock options that were exercised and stock units that vested during 2019.

Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2019

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
K.C. Frazier	694,698	$28,284,571	203,791[a]	$15,602,239
R.M. Davis	409,290	10,175,890	61,951[a]	4,742,969
S. Chattopadhyay	73,727	2,978,031	24,454[a]	1,872,198
R.M. Perlmutter	—	—	65,214[a]	4,992,784
J. Zachary	—	—	5,772[b]	461,760

(1) This column represents the values realized upon stock option exercises during 2019, which were calculated based on the difference between the market price of Merck common stock at the time of exercise and the exercise price of the option.

(2) This column represents the vesting during 2019 of the following:

    (a) PSUs granted in 2017 that were paid on February 28, 2020, including dividends accrued and paid in shares. The total net after-tax number of shares of Merck common stock received from the vesting of PSUs was 119,291 for Mr. Frazier, 33,396 for Mr. Davis, 15,785 for Mr. Chattopadhyay and 35,049 for Dr. Perlmutter. Ms. Zachary was hired on April 16, 2018.

    (b) Partial vesting of RSUs granted to Ms. Zachary on May 4, 2018. RSUs vest in equal installments on the first, second and third anniversaries of the grant date.

(3) The value realized for PSUs was determined by multiplying the number of vested units by the market price of Merck common stock on February 28, 2020. The value realized for RSUs was determined by multiplying the number of vested units by the market price of Merck common stock on May 3, 2019.

Pension Benefits

The table below sets forth information concerning the present value of benefits accumulated by the Named Executive Officers from two defined benefit pension plans: the Merck U.S. Pension Plan (the "Qualified Plan") and the MSD Supplemental Retirement Plan (the "SRP"). The terms of the plans are described below.

Pension Benefits for Fiscal Year Ended December 31, 2019

Name	Plan Name	Number of Years Credited Service (#)[1]	Number of Years Cash Balance Service (#)[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
K.C. Frazier	Qualified Plan	27.50	27.58	$ 1,597,193	$0
	SRP	27.50	27.58	29,000,060	0
R.M. Davis	Qualified Plan	—	5.67	114,910	0
	SRP	—	5.67	714,126	0
S. Chattopadhyay	Qualified Plan	10.00	10.08	572,845	0
	SRP	10.00	10.08	2,381,913	0
R.M. Perlmutter	Qualified Plan	3.50	10.58	305,814	0
	SRP	3.50	10.58	1,745,566	0
J. Zachary	Qualified Plan	—	1.67	31,308	0
	SRP	—	1.67	82,857	0

(1) This column shows the number of years of Credited Service that is used for benefit accrual purposes and eligibility purposes under the Final Average Pay formula of the Qualified Plan and the SRP. The Final Average Pay formula is applicable only for participants who were actively employed on December 31, 2012. Participants hired (or rehired) after December 31, 2012, receive benefits under a Cash Balance formula that does not rely on Credited Service.

For employees actively employed on December 31, 2012, Credited Service for the Final Average Pay formula begins with the January 1 or July 1 that coincides with or follows a participant's hire date, and ends with the last full month of employment. Credited Service is earned through the earlier of termination or December 31, 2019. After December 31, 2019, all benefits will be calculated under a Cash Balance formula. A maximum of 35 years of Credited Service may be earned. For rehires after December 31, 2012 (Dr. Perlmutter), Credited Service for benefit accrual purposes ends at the original date of termination. Mr. Davis and Ms. Zachary do not have Credited Service because they entered the Plans after December 31, 2012.

(2) This column shows the number of years of Cash Balance Service that is used for benefit accrual purposes under the Cash Balance formula of the Qualified Plan and the SRP.

Cash Balance Service begins on a participant's first day of employment, includes all years and completed months of service, and ends on the participant's date of termination of employment.

(3) For the Qualified Plan and the SRP, the actuarial present value is calculated using the same assumptions used for financial statement reporting purposes as set forth in the footnotes to our financial statements, except that commencement is assumed at the earliest unreduced retirement age (with no pre-retirement mortality). The earliest unreduced retirement age is the earlier of age 62 and 10 years of credited service or age 65 with no service requirement. Mr. Frazier and Dr. Perlmutter qualify for unreduced benefits, and valuation occurred as of December 31, 2019. Mr. Davis and Ms. Zachary have only a Cash Balance benefit, which is valued as of December 31, 2019. Some key assumptions include:

- Discount rate equals 3.4% for the Qualified Plan and 3.3% for the SRP;
- Mortality based on 100% of the sex distinct Pri-2012 White Collar Mortality Table, with projection based on modified MP-2019 Projection Scale using a 0.75% ultimate rate at most ages;
- Future lump sum conversion factors calculated by implied forward rates embedded in the 12/31/2019 Willis Towers Watson RATE:Link 60th to 90th percentile yield curve and mortality defined in Internal Revenue Code Section 417(e)(3)(D); and
- Assumes that 80% of retirees elect a lump sum and the remaining 20% elect an annuity for the Qualified Plan and assumes 100% of retirees elect a lump sum for the SRP.



The NEOs participate in both defined benefit plans, as do other U.S.-based Merck Sharp & Dohme Corp. salaried employees. Benefits payable under the Qualified Plan and the SRP are based on several formulas.

Beginning in 2013, a Cash Balance formula was added to replace the Final Average Pay (“FAP”) formula. Employees eligible for U.S. benefits on December 31, 2012 receive transition benefits, which provide the greater of the benefit under the Cash Balance and FAP formulas through December 31, 2019, or the date the participant terminates employment or loses retirement plan eligibility, if earlier. Only Mr. Frazier and Mr. Chattopadhyay are eligible for transition benefits.

Final Average Pay Formula: For service prior to January 1, 2013, benefits are calculated and shown as a single life annuity normally payable at age 65 (normal retirement date or “NRD”). The amount equals:

2.0% x Final Average Pay x Credited Service (before July, 1995)	+	**1.6% x Final Average Pay x Credited Service** (after June, 1995 through December 31, 2012)	=	**1.6% x Credited Service at NRD***	x	**Credited Service** (on December 31, 2012) / **Credited Service at NRD**	x	**Social Security benefit**

* Limited to 31.25

Cash Balance Formula: For service starting January 1, 2013, benefits are calculated and shown as an account balance that grows with annual pay credits according to the following schedule:

Age + Cash Balance Service at 12/31		Percent of Total Pay credited to Account Balance
At Least	Less Than	
—	40	4.5%
40	50	5.5%
50	60	6.5%
60	70	8.0%
70	—	10.0%

The account balance also earns interest credits every year at the annual rate of the change in the Consumer Price Index plus 3% (and not less than 3.3%). The account balance is the sum of annual pay credits and interest credits.

Final Average Pay. The average of a participant’s highest five consecutive calendar years of Total Pay for the 10 years before the earlier of:

- Termination of employment, or
- December 31, 2019, if eligible for the transition provisions.

Total Pay is generally base salary and EIP for both the FAP and Cash Balance formulas for the NEOs.

Vesting. A participant is generally vested after three years of vesting service. All NEOs are vested except for Ms. Zachary who will become vested on April 16, 2021. A participant who is vested and terminates employment can commence receiving a reduced pension benefit after attaining age 55. FAP benefits are reduced on an actuarial basis. Participants who only have vested benefits under the Cash Balance formula can commence payment of their Qualified Plan benefit immediately upon termination.

Early Retirement Subsidies. Under the FAP formula, a participant who is age 55 with at least 10 years of credited service is entitled to early retirement subsidies. Under this provision unreduced benefits may begin at age 62 and benefits that begin before 62 are only reduced by 3% per year.

SRP Benefits. The Qualified Plan benefits are limited by the Internal Revenue Code. The SRP is an unfunded plan maintained to provide benefits according to the formulas described above without regard to those limits. The SRP also may include benefits based on compensation deferred into the Merck Deferral Program.

In addition, employees who were exempt from the Age Discrimination in Employment Act and subject to the Company's mandatory age 65 retirement policy prior to January 1, 1995 were eligible for an additional benefit payable upon retirement from active service at age 64. The additional benefit is an amount calculated under the FAP formula using one additional month of credited service for each month of credited service accrued prior to January 1, 1995 (up to the 35-year cap) minus: (i) the regular benefit payable under the Company Retirement Plans; and (ii) any retirement benefit payable from a plan not sponsored by the Company.

The SRP was amended as of January 1, 1995 to prospectively eliminate this additional benefit. Then, in 2009, the Company restricted its mandatory retirement policy to cover only the CEO, which would have required Mr. Frazier to retire no later than December 2019 at which time he would have received an additional 2.5 years of Credited Service, bringing his total to 30 years.

However, in 2018 the Company eliminated its Mandatory CEO Retirement Policy entirely. Therefore, Mr. Frazier was no longer required to retire, making him ineligible for the additional benefit. To compensate him for losing the value of the benefit, estimated at approximately $2.5 million, the Company made a $2.5 million credit to Mr. Frazier's Deferral Program as of December 31, 2018 as shown in the *Summary Compensation Table*. The credit would have been forfeited if his employment had ended before January 2020 (unless due to his earlier death or disability).

Forms of Benefit. In the Qualified Plan and in the SRP for accruals prior to 2005, a participant generally can choose from several annuity options or a lump sum. Post-2004, SRP accruals are payable in a lump sum or installments of 5 to 10 years. All forms of benefit are actuarially equivalent to the single life annuity.

Nonqualified Deferred Compensation

The following table shows the executive contributions, earnings and account balances for the Named Executive Officers in the Merck Deferral Program, an unfunded, unsecured deferred compensation plan. The Deferral Program allows participants who are executive officers to defer all or a portion of annual bonus (but not less than $3,000), and/or up to 50% of base salary, subject to certain limitations.

Nonqualified Deferred Compensation for Fiscal Year Ended December 31, 2019

Name	Executive Contributions in 2019 ($)	Registrant Contributions in 2019 ($)[1]	Aggregate Earnings in 2019 ($)[2]	Aggregate Withdrawals/ Distributions in 2019 ($)	Aggregate Balance at 12/31/19 ($)[3]
K.C. Frazier	$0	$199,725	$3,110,447	$0	$20,316,575
R.M. Davis	0	98,264	95,687	0	554,525
S. Chattopadhyay	0	55,438	645,660	0	5,582,666
R.M. Perlmutter	0	106,121	106,370	0	749,234
J. Zachary	0	54,594	6,745	0	66,713

(1) The amounts disclosed in this column represent the Company's annual 4.5% credit of eligible pay in excess of the IRS limit to the NEOs accounts under the Deferral Program. These amounts are included within the amount disclosed in the "All Other Compensation" column of the *Summary Compensation Table* for each applicable executive for 2019.

(2) This column represents dividends earned plus changes in account value (investment earnings or losses) for the period of January 1, 2019 to December 31, 2019.

(3) This column includes deferred compensation earned in earlier years which was disclosed as either "Salary" or "Non-Equity Incentive Plan Awards" in the *Summary Compensation Table* of prior proxy statements as follows: Frazier, $0 for 2018 and $550,274 for 2017.

Deferral Program Investments. Account balances may be invested in phantom investments selected by the executive from an array of investment options that mirrors the funds in the Merck U.S. Savings Plan.

Distributions. When participants elect to defer amounts into the Merck Deferral Program, they also elect when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year (regardless of whether employment has then ended) or at a time that begins at or after the executive's employment has ended. Distributions can be made in a lump sum or up to 15 annual installments. Distributions from the Merck common stock fund are made in shares, with cash payable for any partial share.

Potential Payments Upon Termination or a Change in Control

The section below describes the payments that may be made to the NEOs upon separation, either pursuant to individual agreements or in connection with a change in control (as defined below). For payments made to a participant upon a retirement other than in connection with a separation or change in control, see the *Pension Benefits* table and related narrative beginning on page 66.

Separation

The Company provides separation pay and benefits to all of its U.S.-based employees who are employees of Merck Sharp & Dohme Corp., including the NEOs, pursuant to the Merck & Co., Inc. U.S. Separation Benefits Plan (the "Separation Plan"). An amount related to the executive's target annual incentive award is provided under certain circumstances. To be eligible for all of the benefits described below, a general release of claims is required, as well as compliance with non-disparagement, cooperation with litigation and, in some cases, non-competition and non-solicitation agreements in connection with, and at the time of, the separation.

Severance Pay. The Separation Plan provides severance pay to employees whose employment is terminated due to organizational changes, including discontinuance of operations, location closings, corporate restructuring or a general reduction in work force. For eligible separations during 2019, certain management-level employees, including the NEOs, were eligible to receive the following severance pay, payable in a lump sum.

Years of Continuous Service at Separation Date	Weeks of Severance Pay
Less than 1 year	26
1-4 years	40
5 years or more	40 plus 2 additional weeks for each year of continuous service beyond 4 years (maximum 78 total)

Health and Welfare Continuation. Separated employees are eligible for continued participation in the Company's medical, dental and basic life insurance plans for 26 to 78 weeks, depending on their years of continuous service, by paying contributions at the same rate as paid by active employees.

Outplacement Assistance. Certain management-level employees, including the NEOs, are eligible for up to 12 months of executive outplacement services.

EIP Awards

As part of our standard practice for separated employees and depending on the date of separation, we may pay an amount in lieu of a bonus payout under the EIP.

- If employment terminates following the end of the performance year, the executive will be considered for a bonus on the same terms and conditions as other employees with respect to the previous year's performance.
- If employment terminates between January 1 and June 30 of the performance year, the employee is not eligible for payment of a bonus for the year in which separation occurred, unless the employee is retirement eligible. Retirement eligible employees may receive a special payment in lieu of any award under the EIP. The amount of the special payment is based on his or her target award and the number of months worked in the current year.
- If employment terminates after June 30 and before December 31 of the performance year, a special payment is made in lieu of any award under the EIP. The amount of the special payment is based on the employee's target award and the number of months worked in the current year.

Effects Under Other Benefit Plans

Separated employees may be eligible for additional benefits under other plans as described below. In general, these benefits are only provided in exchange for a valid release of claims.

Retirement Plan Bridge. This benefit is available to employees who would have been at least age 50 with at least 10 years of Cash Balance Service as of December 31 of the year in which their separation occurs. These employees receive a pro-rata portion of the enhancement provided by early retirement subsidies as described in the *Pension Benefits* section beginning on page 66. The pro-rata portion equals the percentage of the employee's Credited Service on the separation date divided by the Credited Service the employee would have had if employment had continued until the employee was first eligible to be treated as an early retiree.

Retiree Healthcare Bridge. If the employee is at least age 52 with 10 years of Cash Balance Service as of December 31 of the year in which separation occurs he/she is eligible for subsidized retiree medical benefits in accordance with the plan provisions applicable to similarly situated retired employees, as they may be amended from time to time.

Options, RSUs and PSUs. In 2019, all separated bridged employees are eligible to be treated in accordance with plan provisions applicable to retired employees with respect to stock options granted to them before 2013. For stock option, RSU and PSU grants occurring during or after 2013, generally, separated bridged employees are eligible to be treated in accordance with the plan provisions applicable to retired employees only if they are also eligible for subsidized retiree medical benefits. If they are not also eligible for subsidized retiree medical benefits, separated bridged employees will be treated in accordance with the plan provisions applicable to involuntarily terminated employees.

Individual Agreements and Arrangements

On March 27, 2018, the Board appointed Jennifer Zachary as Executive Vice President and General Counsel, effective April 16, 2018. The Company's offer letter, dated March 16, 2018 (the "Offer Letter"), provides for Ms. Zachary to receive the following:

- Annual Base Salary of $800,000, subject to annual review by the C&B Committee;
- Eligibility to participate in the Company's Executive Incentive Plan with a target bonus for the 2018 performance year of 95% of her Annual Base Salary;
- Eligibility to receive an annual equity-based grant beginning in 2018 pursuant to the Company's Long-Term Incentive Program with a target value of $2,000,000;
- Sign-On Bonus of $750,000 payable in a single installment in the first pay period following her start date. Ms. Zachary's right to retain the payment is conditioned on her continued employment for 24 months after her start date, but if her employment is terminated for good reason, or by the Company other than for cause, within 24 months of appointment of a successor CEO to Kenneth Frazier, any repayment obligation will be forgiven;

- A grant of RSUs valued at approximately $1,000,000 to be made on the first quarterly grant date immediately following her start date. The RSUs will vest and are payable as shares of Merck common stock in equal installments on the first, second and third anniversaries of the grant date;
- Eligibility to receive enhanced severance in the event of termination for reason other than cause or if terminated for good reason within 24 months of the appointment of a successor CEO to Kenneth Frazier equal to one times base salary plus target annual cash incentive;
- Reimbursement of certain expenses associated with Ms. Zachary's move of her residence in accordance with the Company's Relocation Program; and
- Participation in other benefits plans in accordance with the Company's practices for other executives of a similar level, including participation in the Company's Change in Control Plan.

Robert M. Davis was appointed Executive Vice President and Chief Financial Officer by the Board effective April 23, 2014. To compensate Mr. Davis for pension benefits he forfeited upon leaving his prior employer, his offer letter provides for a cash payment of $2,000,000 within 90 days of his termination of employment (other than for cause) provided that he was employed for at least 10 years with no breaks in service.

Change in Control

Participants in the Change in Control Plan include the NEOs as well as certain other senior executives whose participation was grandfathered in 2012 when the C&B Committee reduced the size of the participant population. With respect to the NEOs, the severance benefits described below would be provided upon qualifying terminations of employment within two years following a change in control.

- Cash severance paid in a lump sum within 90 days following employment termination in an amount equal to three (for the CEO) or two (for the other NEOs) times the sum of the NEO's base salary, plus the lesser of (a) the NEO's target bonus amount or (b) the average of the actual bonuses paid to the NEO in the three years immediately preceding termination while the NEO was serving in the same position as he or she was serving immediately prior to termination, annualized for partial or incomplete years in such position.
- Pro-rata annual cash incentive at target levels, paid in a lump sum within 90 days following employment termination.
- Continued medical, dental and life insurance benefits at active-employee rates for a period of up to three years for the CEO and for up to two years for the other NEOs. These benefits are reduced by benefits obtained from a subsequent employer.
- If the NEO would have attained specified age and service levels within two years following the change in control, then the NEO is entitled to (1) subsidized and/ or unreduced pension benefits upon commencement of pension benefits in accordance with plan terms after termination of employment, and (2) subsidized retiree medical benefits as a retiree under our health plans commencing immediately after the expiration of the benefit continuation period at active-employee rates as described above.
- An NEO who is a participant in the Company's pension plan will become vested (if not already) in the applicable accrued benefit as of the termination date.
- Continued financial planning benefits and outplacement assistance benefits for up to 12 months.

A "change in control" for purposes of the Change in Control Plan generally consists of any of the following:

- An acquisition of more than 30% of the Company's voting securities (other than acquisitions directly from the Company); or
- The current Board (and their approved successors) ceasing, over any consecutive 24-month period, to constitute a majority of the board of directors of a successor to the Company; or
- The consummation of a merger, consolidation or reorganization, unless
  - the shareholders of the Company prior to the transaction hold at least 50% of the voting securities of the successor;
  - the members of the Board prior to the transaction constitute at least a majority of the board of directors of the successor; and
  - no person owns 30% or more of the voting securities of the Company or the successor; or
- Shareholder approval of the liquidation or dissolution of the Company or the sale by the Company of all or substantially all of its assets.

There are two types of termination of employment that entitle an NEO to receive severance benefits under the Change in Control Plan: a termination without Cause, or a resignation by the NEO for "good reason," in each case within two years following a change in control. An NEO is not eligible for benefits under the Change in Control Plan following a termination due to death or permanent disability.

A termination for "good reason" generally includes any of the following actions without the executive's written consent following a change in control:

- Significantly and adversely changing the executive's authority, duties, responsibilities or position (including title or reporting level) other than:
  - an isolated, insubstantial and inadvertent action not taken in bad faith that the Company remedies promptly after receiving notice;
  - a change in the person to whom (but not the position to which) the NEO reports;
  - ceasing to be an executive officer subject to Section 16(b) of the Exchange Act; or
  - transfer of employment to an affiliate of the Company, if such transfer occurs prior to a change in control;
- Reducing annual base salary or level of bonus opportunity;
- Changing the executive's office location so the executive must commute more than the greater of (a) 50 more miles or (b) 120% more miles, as compared to his or her commute immediately prior to the change;

- Failing to pay base salary, bonus or deferred compensation under any Company deferred compensation program within seven days of its due date;

- Failing to continue any material compensation plan or program in which the executive participates, including bonus plans and the Incentive Stock Plan (or successors to those plans), or failing to continue the executive's level of participation in those plans;

- Failing to continue to provide the executive with pension and welfare benefits substantially similar to those in which he or she participates, or materially reducing any of those benefits or depriving the executive of any material fringe benefit;

- Failing to obtain a satisfactory agreement from any successor to Merck to assume and agree to perform the obligations under the Change in Control Plan; and

- Any purported termination of the executive's employment by the Company or its subsidiaries that is not properly effected pursuant to the notice provisions of the Change in Control Plan.

A termination by the Company for "Cause" generally includes:

- Willful and continued failure by the executive to substantially perform his or her duties for the Company (other than any failure that results from incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a notice of termination for good reason) for at least 30 consecutive days after a written demand for substantial performance has been delivered;

- Willful misconduct or gross negligence by the executive that is demonstrably and materially injurious to the Company or any of its subsidiaries; and

- Conviction, or entry of a plea of nolo contendere, to a felony or any crime (whether or not a felony) involving dishonesty, fraud, embezzlement or breach of trust.

To receive the severance benefits under the Change in Control Plan, an NEO must execute a general release of claims against Merck (or its successor) and its affiliates, which includes certain restrictive covenants, including a commitment by the NEO not to solicit employees for two years following the change in control. The severance benefits are in lieu of (or offset by) any other severance benefits to which an NEO may be entitled under other arrangements. The severance benefits under the Change in Control Plan (other than the tax-qualified pension benefits) are generally subject to discontinuation in the event of breach by the NEO of the restrictive covenants and other obligations under the release.

The NEOs are not entitled to any tax gross-up in the event they are subject to excise taxes payable under Section 4999 of the Internal Revenue Code in connection with a change in control.

Options, RSUs and PSUs generally will vest upon an involuntary termination of employment within two years after a change in control.

- In general, vested stock options may be exercised for five years following termination of the option holder's employment following a change in control (but not beyond the original term of the stock option). This extended exercise period would not apply in the case of a termination by reason of death or retirement or for gross misconduct.

- If stock options do not remain outstanding following the change in control and are not converted into successor stock options, then option holders will be entitled to receive cash for each option in an amount equal to the difference between the exercise price and the price paid to shareholders in the change in control and the applicable exercise price.

- Upon a change in control, a portion of PSUs generally will become vested as determined by reference to the holder's period of employment during the performance cycle:

  - based on actual performance as to fiscal years that have been completed for at least 90 days as of the date of the change in control; or

  - otherwise, based on target performance.

In addition, our compensation and employee benefit plans, programs and arrangements generally provide that for two years following the change in control, the material terms of the plans, programs and arrangements (including terms relating to eligibility, benefit calculation, benefit accrual, cost to participants, subsidies and rates of employee contributions) may not be modified in a manner that is materially adverse to individuals who participated in them immediately before the change in control.

The following table estimates the dollar value of the additional payments and benefits the NEOs would have been entitled to receive under applicable plans and arrangements, assuming the applicable triggering event occurred on December 31, 2019. These amounts are in addition to what would otherwise be payable in the event the NEO retired. As of December 31, 2019, Mr. Frazier, Dr. Perlmutter and Mr. Chattopadhyay are retirement eligible (i.e., at least age 55 and has completed at least 10 years of Credited Service).

Name	Type of Payment or Benefit	Involuntary Termination Before Change in Control ($)	Change in Control ($)	Involuntary Termination After Change in Control ($)
K.C. Frazier	Severance Pay[1]	$2,505,000	—	$12,525,000
	Supplemental Pension and Retiree Medical[2]	—	—	—
	Welfare Benefits Continuation	39,879	—	79,759
	Stock Option Accelerated Vesting[3]	—	—	8,355,724
	PSU Accelerated Vesting[4]	—	—	5,932,452
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	5,000	—	15,000
	TOTAL	**$2,549,879**	**—**	**$26,907,935**
R.M. Davis	Severance Pay[1]	$ 874,039	—	$ 4,436,790
	Supplemental Pension and Retiree Medical[2]	—	—	—
	Welfare Benefits Continuation	17,741	—	47,311
	Stock Option Accelerated Vesting[3]	—	—	5,776,829
	PSU Accelerated Vesting[4]	5,359,352	—	7,503,375
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	5,000	—	15,000
	TOTAL	**$6,256,132**	**—**	**$17,779,305**
S. Chattopadhyay	Severance Pay[1]	$ 724,850	—	$ 2,754,430
	Supplemental Pension and Retiree Medical[2]	—	—	—
	Welfare Benefits Continuation	14,941	—	29,883
	Stock Option Accelerated Vesting[3]	—	—	1,202,920
	PSU Accelerated Vesting[4]	—	—	909,649
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	5,000	—	15,000
	TOTAL	**$ 744,791**	**—**	**$ 4,911,882**
R.M. Perlmutter	Severance Pay[1]	$ 980,554	—	$ 4,751,232
	Supplemental Pension and Retiree Medical[2]	—	—	—
	Welfare Benefits Continuation	14,099	—	37,597
	Stock Option Accelerated Vesting[3]	—	—	2,650,256
	PSU Accelerated Vesting[4]	—	—	1,977,468
	RSU Accelerated Vesting	—	—	—
	Outplacement, Financial Planning	5,000	—	15,000
	TOTAL	**$ 999,653**	**—**	**$ 9,431,553**
J. Zachary	Severance Pay[1]	$ 673,077	—	$ 3,195,267
	Supplemental Pension and Retiree Medical[2]	—	—	114,165
	Welfare Benefits Continuation	4,160	—	16,641
	Stock Option Accelerated Vesting[3]	—	—	2,346,307
	PSU Accelerated Vesting[4]	2,660,471	—	4,003,710
	RSU Accelerated Vesting[4]	599,103	—	1,049,927
	Outplacement, Financial Planning	5,000	—	15,000
	TOTAL	**$3,941,811**	**—**	**$10,741,017**

(1) Amounts shown are pursuant to the arrangements for employees eligible for benefits under the Merck & Co., Inc. U.S. Separation Benefits Plan as described on page 70.

(2) SRP enhancements include the incremental value of benefits provided upon a change in control. These amounts represent the present value of the enhanced benefit that would be received under the SRP and the cost to provide retiree medical coverage at December 31, 2019.

(3) Unvested stock options vest upon an involuntary termination occurring within two years immediately following a change in control. The value shown equals the total number of unvested stock option shares as of December 31, 2019, multiplied by the difference between the closing price of Merck common stock on December 31, 2019, of $90.95 and the exercise price of the option.

(4) The value equals the total number of accelerated shares as of December 31, 2019, multiplied by the closing price of Merck common stock on December 31, 2019, which was $90.95.

Proposal 3
Ratification of Appointment of Independent Registered Public Accounting Firm for 2020

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm (the independent auditors) with respect to our operations for the year ending December 31, 2020, subject to ratification by the holders of common stock of the Company. In taking this action, the Audit Committee considered carefully PwC's performance in that capacity for the Company since the merger between Merck & Co., Inc. and Schering-Plough Corporation (the "Merger"), and prior to the Merger since its retention in 2002, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards. The Audit Committee is responsible for the audit fee negotiations associated with the retention of PwC. The Audit Committee annually evaluates the performance of PwC, including the senior audit engagement team, and determines whether to reengage the independent registered public accounting firm.

The Audit Committee and the Board of Directors believe that the continued retention of PwC as our independent registered public accounting firm is in the best interest of the Company and our shareholders. Because the members of the Audit Committee value shareholders' views on our independent auditors, even though ratification is not legally required, there will be presented at the Annual Meeting a proposal for the ratification of the appointment of PwC. If the appointment of PwC is not ratified, the matter of the appointment of independent auditors will be considered by the Audit Committee.

Representatives of PwC will be present at the Annual Meeting to make a statement if they desire to do so. They will also be available to answer appropriate questions from shareholders.

> **FOR** **The Board of Directors recommends that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020.**

The Audit Committee's Report for 2019 follows.

Audit Committee's Report

The Audit Committee is made up entirely of independent Directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional heightened independence criteria applicable to members of the Audit Committee under the SEC and NYSE rules. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements.

During 2019, at each of its regularly scheduled meetings (which include in-person meetings scheduled in conjunction with the regular Board meetings, as well as teleconferences to review the quarterly and annual financial statements filed with the SEC), the Audit Committee met as a group with senior members of the Company's financial management, the independent auditors and internal auditors. In addition, at each in-person meeting, the Audit Committee held separate private sessions with senior management, the independent auditors and internal audit to see that all were carrying out their respective responsibilities.

The Audit Committee has reviewed and discussed the annual audited financial statements with management. The Audit Committee also has received from the independent auditors the written disclosures and a letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence. Both the independent auditors and the internal auditors had full access to the Audit Committee.

The Audit Committee met with the independent auditors to discuss their fees, as well as the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Audit Committee also discussed with the independent auditors their judgments regarding the quality and acceptability of the Company's accounting principles, the clarity of its disclosures, and whether its accounting principles and underlying estimates are aggressive or conservative, as well as other matters that are required to be discussed by applicable regulatory standards. The Audit Committee reviewed and discussed the audited financial statements with management. Based on the review and discussion referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K filing with the SEC. Additional information about the Audit Committee and its responsibilities may be found on page 20 of this proxy statement. The Audit Committee Charter is available on our website *merck.com/about/leadership/board-of-directors*.

Audit Committee

Pamela J. Craig *(Chair)*
Leslie A. Brun
Thomas R. Cech, Ph.D.
Mary Ellen Coe
Paul B. Rothman, M.D.
Christine E. Seidman, M.D.[1]
Kathy J. Warden[1]

(1) Joined the Board of Directors on March 16, 2020.

Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee is required to specifically pre-approve audit and non-audit services performed by the independent auditors to see that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee also will review and provide pre-approval for certain types of services that may be provided by the independent

auditors without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Fees for Services Provided by the Independent Registered Public Accounting Firm

Fees for PwC, our independent auditors, for 2019 and 2018 are as follows:

Type of Payment or Benefit	2019 ($ in millions)	2018 ($ in millions)
Audit Fees[1]	$30.9	$29.3
Audit-Related Fees[2]	16.5	6.1
Tax Fees[3]	5.7	6.6
All Other Fees[4]	1.6	1.2
Total Fees	**$54.7**	**$43.2**

(1) Fees for the audit of annual financial statements, the audits of effectiveness of internal control over financial reporting, reviews of quarterly financial statements filed in the reports on Form 10-Q, and statutory audits.

(2) Fees for audit-related services primarily related to: special purpose audits of the financial statements associated with the spin-off of the new Merck entity, Organon & Co., with products from Merck's women's health, trusted legacy brands and biosimilars businesses; employee benefit plan audits; other audit-related reviews; agreed-upon procedures; and systems pre-implementation review procedures.

(3) Fees for tax services reported above included approximately $0.8 and $0.3 million, in 2019 and 2018, respectively, for tax compliance services.

(4) Consists of fees not included in the Audit, Audit-Related or Tax categories, including fees for reviews performed to maintain compliance with various government regulations relating to the healthcare industry.

None of the services provided by PwC for fiscal years 2019 or 2018 were approved by the Audit Committee pursuant to the waiver of pre-approval provisions set forth in the applicable SEC rules.

Shareholder Proposals

The text of the shareholder proposals and supporting statements appear exactly as received by the Company. All statements contained in the proposals and supporting statements are the sole responsibility of the proponent(s) and may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions. The Board recommends a vote against the shareholder proposals based on the reasons set forth in the Company's statements in opposition following each of the shareholder proposals.

The addresses of the proponents will be provided promptly upon request. Requests may be sent in writing to the Office of the Secretary, Merck & Co., Inc., 2000 Galloping Hill Road, K1-4157, Kenilworth, NJ 07033 U.S.A.

Proposal 4 – Shareholder Proposal Concerning Shareholder Right to Act by Written Consent

Kenneth Steiner, of Great Neck, New York, owner of at least $2,000 in value of common stock of the Company as of November 27, 2019, has given notice that he intends to present for action at the Annual Meeting the following proposal:

Proposal 4 – Adopt a New Shareholder Right – Written Consent

Shareholders request that our board of directors take the steps necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 large companies in a single year. This included 67%-support at both Allstate and Sprint. This proposal topic also won 63%-support at Cigna Corp. (CI) in 2019. This proposal topic would have received higher votes than 63% to 67% at these companies if more shareholders had access to independent proxy voting advice.

This proposal would be a stronger contender to obtain a majority vote at the 2020 Merck annual meeting if Merck published the favorable comments from the independent proxy advisors.

The right for shareholders to act by written consent is gaining acceptance as a more important right than the right to call a special meeting. This also seems to be the conclusion of the Intel Corporation (INTC) shareholder vote at the 2019 Intel annual meeting.

The directors at Intel apparently thought they could divert shareholder attention away from written consent by making it less difficult for shareholders to call a special meeting. However Intel shareholders responded with greater support for written consent in 2019 compared to 2018. Plus a proxy advisor has set certain minimum requirements for a company adopting written consent in case management is tempted to adopt a "fig leaf" version of written consent.

The Bank of New York Mellon Corporation (BK) said it adopted written consent in 2019 following a 45%-vote for a written consent shareholder proposal.

An example of the duplicity that the management of companies can have on this topic is that the 2019 Bank of America (BAC) proxy said that shareholders who want to act between annual meetings (and who lack the deep pockets of BAC) should be forced to depend upon input from all shareholders by being restricted to calling for a special meeting. Meanwhile BAC (with its unlimited deep pockets) hyped in the very same proxy that BAC concentrates on input from 250 BAC investors.

Written consent won 44%-support at Capital One Financial Corporation (COF) in 2018 and this increased to 56% support in 2019. Written consent won 47%-support at United Rentals, Inc. (URI) in 2018 and this increased to 51%-support in 2019. Written consent won 43%-support at Flowserve Corporation (FLS) in 2018 and this increased to 51%-support in 2019.

Please vote yes:
Adopt a New Shareholder Right – Written Consent – Proposal 4

Board of Directors' Statement in Opposition to the Proposal

The Board has carefully considered the proposal and believes that action by written consent is not necessary given our current governance structures. Specifically, as more fully described below, the Board believes that the Company's current governance structure under which holders of a relatively small percentage of the Company's shares may call a special meeting is preferable to the proposed written consent structure that could disenfranchise certain shareholders. Accordingly, the Board recommends voting against the proposal.

Shareholders holding as little as 15% of the Company's shares have the right to call a special meeting; New Jersey corporate law offers an additional right to holders of 10% or more of the Company's stock.

The Board has sought to afford shareholders with a greater ability to call and express their views at special shareholders meetings. In that connection, after substantial Company outreach to shareholders and consideration of feedback received from them, the Board amended the Company's By-Laws in 2014 to allow holders of as little as 15% of the Company's stock to call for a special shareholder meeting. In addition, under New Jersey corporate law, holders of 10% or more of the Company's stock may submit to the New Jersey Superior Court a request for a special shareholder meeting, which the court may order upon a showing of good cause.

Adopting written consent could disenfranchise some shareholders.

The Company's Restated Certificate of Incorporation requires that all shareholder action be taken at an annual or special meeting to which all shareholders receive notice and have the ability to express themselves, rather than by written consent. This requirement ensures that all shareholders have a voice in critical matters affecting the Company, as well as a meaningful and structured opportunity to exchange views with the Board before acting. If a subset of the Company's shareholders could act by written consent without a meeting, amendments to the Company's By-Laws and other corporate actions could be taken without all shareholders having an opportunity to provide input on the decision. Actions taken by written consent could deprive shareholders of the critical opportunities to receive notice, assess, discuss and vote on the merits of proposed actions. Moreover, allowing shareholders to act by written consent can potentially expose the Company to numerous consent solicitations which would force the Company to incur significant expense and could cause disruption to its operations. In addition, we have received this shareholder proposal in seven of the past nine years, and our shareholders have not approved it.

Our Board has demonstrated consistently its commitment to sound corporate governance principles.

In addition to the special meeting rights described above, the following are a few examples of our Board's commitment to sound corporate governance principles:

- our By-Laws provide a "proxy access" right that allows a group of as many as 20 shareholders who have held at least 3% of the outstanding shares for at least 3 years to nominate individuals representing up to 20% of the Board;

- we have a robust shareholder engagement program through which the Board has received and responded to shareholder feedback;

- we do not have a shareholder rights plan (also known as a poison pill);

- we do not have any supermajority voting provisions;

- 12 of our 13 Director nominees are independent;

- every director stands for re-election every year;

- our directors are elected by majority vote, other than in contested elections;

- we have a strong Lead Independent Director; and

- the Board is diverse in terms of gender, ethnicity, experience and skills.



AGAINST The Board of Directors recommends a vote **AGAINST** this proposal

Proposal 5 – Shareholder Proposal Regarding Allocation of Corporate Tax Savings

Oxfam America, Inc., of Washington, DC, and other co-filers, each owning at least $2,000 in value of common stock of the Company as of December 20, 2019, have given notice that they intend to present for action at the Annual Meeting the following proposal:

Proposal 5 —Allocation of Corporate Tax Savings

RESOLVED, that shareholders request the board of directors of Merck & Co., Inc. ("Merck" or the "Company") to issue a report, prepared at a reasonable cost and omitting proprietary information, describing how the Company plans to allocate tax savings that result from the Tax Cuts and Jobs Act ("TCJA").

Supporting Statement

The TCJA reduced the corporate income tax rate from 35 to 21%, and transformed the provisions requiring companies pay taxes on money earned abroad. These changes helped reduce federal corporate income tax collections by nearly $100 billion, representing more than a 30% decline.[1] One of the overarching goals of the legislation was to boost companies' long-term investment in the American economy. While still early, there has been no discernible boost in capital formation attributable to the tax reform.[2] Without more detailed information, investors cannot tell whether a company's strategy on how to allocate its tax savings aligns with long-term value creation.

We believe this information is important for investors. BlackRock CEO Larry Fink recently stated: "Companies have not been explicit enough about their long-term strategies. In the United States, for example, companies should explain to investors how the significant changes to tax law fit into their long-term strategy. What will you do with increased after-tax cash flow, and how will you use it

to create long-term value? This is a particularly critical moment for companies to explain their long-term plans to investors."

Merck received an estimated $1.2 billion in tax savings in 2018 from two provisions of the TCJA. Through 2025, the Company will receive an estimated $6.9 billion tax cut on previously un-taxed offshore profits.[3]

Merck has an opportunity to strengthen its longer-term value creation by investing in workers, benefits, jobs, communities, capital investments, and R&D. Yet, in contrast to dozens of companies which have shared how they will spend the tax savings to create long-term value,[4] Merck has not done so adequately. Without any specificity or discussion of these investments, investors cannot understand how the tax law affects the Company's long-term strategy to create value.

When polled, 52% of Americans thought the tax savings should go towards worker pay, new jobs, and giving back to communities. Passing savings onto shareholders ranked as the lowest priority.[5]

Merck more than doubled its share repurchases from $4 billion in 2017 to $9 billion last year. The Company increased its property plant and equipment by just 3%, and its R&D dropped by $456 million in 2018.[6] All told, Merck was reported to have allocated 81% of its tax cuts to shareholders.[7] These practices suggest the Company is not prioritizing long-term value creation.

We urge shareholders to vote for this Proposal.

Allocation of Corporate Tax Savings — Proposal 5

[1] See https://www.cbo.gov/publication/54647
[2] See https://www.aei.org/economics/dont-give-up-on-the-tax-cuts-and-jobs-act-just-yet/
[3] See https://www.oxfamamerica.org/explore/research-publications/hazardous-your-health/
[4] See https://www.businessinsider.com/fedex-boeing-jpmorgan-chase-tax-savings-just-capital-2018-3
[5] See https://justcapital.com/reports/the-just-capital-rankings-on-corporate-tax-reform/
[6] Oxfam analysis of Company's end-of-year 10-K financial statements filed at the Securities and Exchange Commission
[7] See https://justcapital.com/reports/the-just-capital-rankings-on-corporate-tax-reform/

Board of Directors' Statement in Opposition to the Proposal

The Board has considered this shareholder proposal carefully and recommends a vote AGAINST it for the following reasons:

At Merck, we have a strong heritage of inventing to save and improve lives, and we are committed to focusing on breakthrough science to create long-term value for patients and shareholders. Delivering innovative products is at the core of who we are as a Company, and we believe our research-focused strategy is the right one to continue to provide value to patients and society.

The subject matter underlying the proposal's request for a report related to the Tax Cuts and Jobs Act is our capital allocation decisions. Such decisions are fundamental to our ordinary course operations, and the proposed report would be unduly burdensome while not providing meaningful additional information to shareholders. We take a balanced approach to capital allocation, investing in the business and creating value for shareholders, and publicly disclose our capital allocation priorities. Our decisions around capital allocation are made carefully and purposefully by the Company's management and our Board and require deep knowledge of the Company's business and operations.

The Company invests billions of dollars each year in research and development. With a continued focus on science, the Company's research in oncology is providing hope to a growing number of patients with development programs across more than 30 tumor types. For example, our current clinical development program for KEYTRUDA, our anti-PD-1 therapy approved for the treatment of many cancers, consists of more than 1,150 clinical trials. In addition, over the 5-year period covering 2019 through 2023, we plan to invest about $19 billion in capital investments to stay on the cutting edge of science and meet growing demand for our human and animal health medicines and vaccines. These planned capital investments will include expanding our manufacturing capacity for oncology, vaccines and animal health. $10 billion of these investments will be in the United States.

Our Board believes that preparing and releasing a report of the type requested in the proposal would require substantial time and expense without significant benefit to our stakeholders as a whole. Each year we issue a corporate responsibility report that speaks to the health, economic, social and environmental impact we have on individuals and communities around the world and on our efforts to build a responsible and sustainable business. We hold ourselves accountable to our many stakeholders, including patients, employees, customers and shareholders, whose perspectives help to define our corporate responsibility priorities. Aligning our reporting with widely-accepted standards and frameworks enables us to report more robustly and comprehensively in a way that is responsive to all of our stakeholders, rather than a subset alone.

Accordingly, the Board recommends a vote AGAINST this proposal.

AGAINST The Board of Directors recommends a vote **AGAINST** this proposal

Questions and Answers About the Annual Meeting and Voting

Merck & Co., Inc. 2020 Annual Meeting of Shareholders Details	
Date and Time:	Tuesday, May 26, 2020, at 9:00 a.m., local time
Location:	Bridgewater Marriott, 700 Commons Way, Bridgewater, New Jersey 08807 *
Record Date:	March 27, 2020
Webcast:	*https://investors.merck.com/events-and-presentations*

We hope you will fully participate as a shareholder and exercise your right to vote. It is very important that you vote to play a part in the future of our Company. You do not need to attend the Annual Meeting of Shareholders to vote your shares.

Please cast your vote right away on all of the following proposals to ensure that your shares are represented:

		More information	Board's recommendation	Broker discretionary voting allowed?	Votes required for approval	Abstentions and Broker Non-Votes
Proposal 1	Election of Directors	Page 30	FOR each Nominee	No	Majority of votes cast	Do not count for all five proposals (no effect)
Proposal 2	Non-binding Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)	Page 41	FOR	No	Majority of votes cast	
Proposal 3	Ratification of Appointment of Independent Registered Public Accounting Firm for 2020	Page 76	FOR	Yes	Majority of votes cast	
Proposal 4 and 5	Shareholder Proposals	Page 79-82	AGAINST	No	Majority of votes cast	

* Due to the emerging public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Annual Meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance and will set forth details on how to participate in a press release available at merck.com.

Why did I receive this Proxy Statement?

The Board of Directors is soliciting your proxy to vote at the Annual Meeting because you were a shareholder at the close of business on March 27, 2020, the record date, and are entitled to vote at the Annual Meeting.

This proxy statement and 2019 Annual Report on Form 10-K (the "Proxy Materials"), along with either a proxy card, a voting instruction form, or Notice of Internet Availability of Proxy Materials, as applicable, are being distributed to shareholders beginning on April 6, 2020. The proxy statement summarizes the information you need to know to vote at the Annual Meeting. You do not need to attend the Annual Meeting to vote your shares.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Merck's transfer agent, Equinity Trust Company, you are considered, with respect to those shares, the shareholder of record. The Proxy Materials and proxy card have been sent directly to you by Merck.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The Proxy Materials have been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares. See "Voting Information for Beneficial Owners" on page 85.

What shares are included on the proxy card?

The shares on your proxy card represent shares registered in your name, as well as shares in the Merck Stock Investment Plan. However, the proxy card does not include shares held for participants in the Merck U.S. Savings Plan, MSD Employee Stock Purchase and Savings Plan, Merck Puerto Rico Employee Savings Plans and Security Plan or the Merck Frosst Canada Inc. Stock Purchase Plan. Instead, these participants will receive separate voting instruction cards covering these shares from plan trustees.

What constitutes a quorum?

As of the record date, 2,525,086,711 shares of Merck common stock were issued and outstanding. Each share of common stock is entitled to one vote per share. A majority of the outstanding shares present in person or represented by proxy constitutes a quorum for the transaction of business at the Annual Meeting. If you submit a properly executed proxy, then you will be considered part of the quorum.

How do I attend the Annual Meeting?

Due to the emerging public health impact of coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Annual Meeting may be held solely by means of remote communications. If we take this step, we will announce the decision to do so in advance and will set forth details on how to participate in a press release available at *merck.com*.

However, if we hold the Annual Meeting in person as planned, all shareholders as of the record date, March 27, 2020, may attend the Annual Meeting but must have an admission ticket and a valid, government-issued photo identification. Tickets will be available to registered and beneficial owners and to one guest accompanying each registered or beneficial owner. You must request an admission ticket on or before May 15, 2020, if you wish to attend the Annual Meeting in person.

You can get your ticket(s) by accessing Shareholder Meeting Registration at www.proxyvote.com and following the instructions provided. You will need the 16-digit control number included on your proxy card, voter instruction form or Notice of Internet Availability of Proxy Materials. Each person attending the Annual Meeting must bring a printed ticket and a valid photo ID, such as a driver's license or passport. Failure to follow these admission procedures may delay your entry into, or prevent you from being admitted to, our Annual Meeting.

Directions to the Annual Meeting will be available on your ticket or by visiting *merck.com/finance/proxy/overview.html*.

If you are unable to print your ticket(s), please contact Shareholder Meeting Registration Support at 1-844-318-0137 (toll free) or 1-925-331-6070 (international toll call) for assistance.

Is there a webcast?

Yes, you will be able to view and listen to the meeting online. We will broadcast the Annual Meeting as a live webcast through our website. The webcast will remain available for replay for one month following the meeting. Visit our Investor Relations website at *https://investors.merck.com/events-and-presentations*.

How do I vote?

If you are a *shareholder of record*, you may vote using any of the following methods:

- **Proxy card.** Be sure to complete, sign and date the card and return it in the prepaid envelope.
- **Via the internet.** You may vote online at *proxyvote.com*. You will need the 16-digit control number on the proxy card or the Notice of Internet Availability of Proxy Materials. The internet voting will close at 11:59 p.m. Eastern Time on May 25, 2020.
- **By telephone.** You may vote by calling 1-800-690-6903 (toll free). The telephone voting facilities will close at 11:59 p.m. Eastern Time on May 25, 2020.
- **In person at the Annual Meeting.** All shareholders may vote in person at the Annual Meeting. Please see "How do I attend the Annual Meeting?" on page 84. You may also execute a proxy to designate another person to represent you.

If you are a *beneficial owner* of shares, you may vote by following the voting instructions provided by your broker, bank or nominee. If you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot.

If you own MERCK shares	How to vote in person at the Annual Meeting
in your name, you are a REGISTERED shareholder	Attend and vote in person, or send a representative with a properly executed proxy designating such person as your representative, and submit your vote by proxy ballot provided at the meeting
through a BROKER, BANK, OR NOMINEE, you are a BENEFICIAL OWNER	Attend and vote in person if you obtain a legal proxy from the record owner in advance of the meeting and bring it with you to hand in along with the proxy ballot provided at the meeting

What can I do if I change my mind after I vote my shares?

If you are a *shareholder of record*, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- sending written notice of revocation to the Secretary of the Company;
- submitting a revised proxy by telephone, internet or paper ballot after the date of the revoked proxy; or
- attending the Annual Meeting and voting in person.

If you are a *beneficial owner* of shares, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

Will my votes be confidential?

Yes. Only the personal information necessary to enable proxy execution, such as control number or shareholder signature, is collected on the paper or online proxy cards.

All shareholder proxies and ballots that identify individual shareholders are kept confidential and are not disclosed except as required by law.

Who will count the vote?

Representatives of First Coast Results will tabulate the votes and act as inspectors of election.

Voting information for beneficial owners

If you hold your shares through a broker, bank or nominee, you are considered the beneficial owner of those shares, but not the record holder. As a beneficial owner, you will receive voting instructions from that record holder and must communicate your voting decisions to that particular institution rather than directly to the Company by using the voting instruction form that the institution provides to you. You may also vote your shares via telephone or the internet by following the specific instructions the institution provides to you for that purpose.

Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting (except on ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2020). If you do not provide voting instructions, your shares will not be voted on any proposal other than the ratification of the auditors. This is called a "broker non-vote."

For your vote to be counted, you will need to communicate your voting decisions to your broker, bank or nominee before the date of the Annual Meeting.

What if I return my proxy card but do not provide voting instructions?

If you are a *shareholder of record* and you return your signed proxy card but do not indicate your voting preferences, the individuals named in the proxy card will vote on your behalf as follows:

- **FOR** the election as Directors of each of the thirteen nominees;
- **FOR** the approval of the compensation of our Named Executive Officers by a non-binding advisory vote;
- **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2020; and
- **AGAINST** the shareholder proposals.

What if I am a plan participant and do not provide voting instructions?

If voting instructions are not received for shares held in the Merck U.S. Savings Plan, or the MSD Employee Stock Purchase and Savings Plan, those shares will not be voted. If voting instructions are not received from participants in the Merck Puerto Rico Employee Savings and Security Plan, the plan trustee will vote the shares you hold in the same proportion as the shares held in these plans for which voting instructions were timely received.

If voting instructions are not received from participants in the Merck Frosst Canada Inc. Stock Purchase Plan, the plan trustee will vote the shares in accordance with the recommendations of the Board of Directors.

What is "householding" and how does it affect me?

Merck has adopted the process called "householding" for mailing the Proxy Materials and Notice of Internet Availability of Proxy Materials in order to reduce printing costs and postage fees. Householding means that shareholders who share the same last name and address will receive only one copy of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, unless we receive contrary instructions from any shareholder at that address. Merck will continue to mail a proxy card to each *shareholder of record*.

Can I access the proxy materials on the internet instead of receiving paper copies?

The Proxy Materials are available on Merck's website at *merck.com/finance/proxy/overview.html*. If you are a *shareholder of record*, you may choose to stop receiving paper copies of Proxy Materials in the mail by following the instructions given while you vote by telephone or through the internet. If you choose to access future Proxy Materials on the internet, you will receive an e-mail message next year that will provide a link to those documents. Your choice will remain in effect until you advise us otherwise.

If you are a *beneficial owner*, please refer to the information provided by your broker, bank or nominee for instructions on how to elect to access future Proxy Materials electronically. Most *beneficial owners* who elect electronic access will receive an e-mail message next year containing the URL for access to the Proxy Materials.

If you prefer to receive multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, at the same address for the 2020 Annual Meeting or for future annual meetings, additional copies will be provided promptly upon written or oral request. If you are a *shareholder of record*, you may contact us by writing to EQ Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874 or calling 1-800-522-9114. The request should include your account number. Eligible shareholders of record receiving multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, can request householding by contacting Merck in the same manner.

If you are a *beneficial owner*, you can request additional copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, or you can request householding by notifying your broker, bank or nominee.

Where can I find the results of the Annual Meeting?

We will post the final voting results the Friday following the Annual Meeting on our website *merck.com* under "Investors." We also intend to disclose the final voting results on Form 8-K within four business days of the Annual Meeting. Additionally, shareholders may call 1-800-CALL-MRK (1-800-225-5675) beginning on Friday, May 29, 2020.

Where can I find the 2019 Annual Report on Form 10-K?

The 2019 Annual Report on Form 10-K is available on Merck's website at *merck.com/finance/proxy/overview.html*.

In addition, we will provide without charge a copy of the 2019 Annual Report on Form 10-K, including financial statements and schedules, upon the written request of any shareholder to the Office of the Secretary, Merck & Co., Inc., 2000 Galloping Hill Road, K1-4157, Kenilworth, NJ 07033 U.S.A.

How much did this proxy solicitation cost?

The Company retained Morrow Sodali LLC to assist in the distribution of the Proxy Materials and solicitation of votes for $20,000, plus reasonable out-of-pocket expenses. Employees, officers and Directors of the Company also may solicit proxies by telephone or in-person meetings. We will pay the solicitation costs and reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Shareholder Proposals and Director Nominations for the 2021 Annual Meeting of Shareholders

Deadline for Receipt of Shareholder Proposals for Inclusion in the Proxy Materials for the 2021 Annual Meeting of Shareholders

In order to be considered for inclusion in next year's proxy statement in accordance with SEC Rule 14a-8, shareholder proposals must be submitted in writing to the address shown below and received by the close of business, Eastern Standard Time, on December 7, 2020.

Director Nominees for Inclusion in the Proxy Materials for the 2021 Annual Meeting of Shareholders (Proxy Access)

Shareholders who intend to nominate a person for election as director under the proxy access provision in our By-Laws for inclusion in our Proxy Materials must comply with the provisions of, and provide notice to us in accordance with, Section 3 of Article II of our By-Laws. That section sets forth shareholder eligibility requirements and other procedures that must be followed and the information that must be provided in order for an eligible shareholder to have included in our Proxy Materials up to two Director nominees. For the 2021 Annual Meeting of Shareholders, we must receive the required notice between November 7, 2020, and December 7, 2020, at the address shown below. Such notice must include the information required by our By-Laws, which are available on our website at *merck.com/about/leadership*.

Shareholder Proposals, Director Nominations, and Other Business to be Brought Before the 2021 Annual Meeting of Shareholders

Any shareholder who wishes to present proposals, director nominations or other business for consideration directly at the 2021 Annual Meeting of Shareholders but does not intend to have such proposals or nominations included in Merck's Proxy Materials must submit the proposal or nomination in writing to the address shown below so that it is received between December 27, 2020, and January 26, 2021. However, in the event that the date of the 2021 Annual Meeting of Shareholders is more than 30 days earlier or later than the anniversary date of this year's annual meeting, such notice must be so received not later than the close of business on the later of the 120th day prior to the 2021 Annual Meeting of Shareholders or the 10th day following the day on which a public announcement of the date of the 2021 Annual Meeting of Shareholders is first made.

Written notice of proposals or other business for consideration must contain the information specified in Article I, Section 6 of our By-Laws. Written notice of nomination must contain the information set forth in Article II, Section 2 of our By-Laws. Our By-Laws are available online at *merck.com/about/leadership* or upon request to the Office of the Secretary.

This written notice requirement does not apply to shareholder proposals properly submitted for inclusion in our proxy statement in accordance with the rules of the SEC and shareholder nominations of director candidates.

ADDRESS TO CONTACT THE COMPANY

Any notice required to be sent to the Company as described above should be mailed to the Office of the Secretary, Merck & Co., Inc., 2000 Galloping Hill Road, K1-4157, Kenilworth, NJ 07033 U.S.A.

Forward-Looking Statements

This Proxy Material contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed and actual results may differ materially from those projected. Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements should be evaluated together with the many uncertainties that affect Merck's business, particularly those mentioned in the risk factors and cautionary statements in Item 1A of Merck's Annual Report on Form 10-K for the year ended December 31, 2019, and in its periodic reports on Form 10-Q and current reports on Form 8-K, if any, which we incorporate by reference.

Other Matters

The Board of Directors is not aware of any other matters to come before the meeting. However, if any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote said proxy in accordance with their judgment in such matters.

Merck & Co., Inc.
April 6, 2020

Appendix A—Non-GAAP Income and Non-GAAP EPS

Non-GAAP income and non-GAAP EPS are alternative views of the Company's performance that Merck is providing because management believes this information enhances investors' understanding of the Company's results as it permits investors to understand how management assesses performance. Non-GAAP income and non-GAAP EPS exclude certain items because of the nature of these items and the impact that they have on the analysis of underlying business performance and trends. The excluded items (which should not be considered non-recurring) consist of acquisition and divestiture-related costs, restructuring costs and certain other items. These excluded items are significant components in understanding and assessing financial performance.

Non-GAAP income and non-GAAP EPS are important internal measures for the Company. Senior management receives a monthly analysis of operating results that includes non-GAAP EPS. Management uses these measures internally for planning and forecasting purposes and to measure the performance of the Company along with other metrics. In addition, senior management's annual compensation is derived in part using non-GAAP pretax income. Since non-GAAP income and non-GAAP EPS are not measures determined in accordance with GAAP, they have no standardized meaning prescribed by GAAP and, therefore, may not be comparable to the calculation of similar measures of other companies. The information on non-GAAP income and non-GAAP EPS should be considered in addition to, but not as a substitute for or superior to, net income and EPS prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows:

($ in millions except per share amounts)	Year Ended December 31, 2019
Income before taxes as reported under GAAP	$11,464
Increase (decrease) for excluded items:	
Acquisition and divestiture-related costs	2,681
Restructuring costs	927
Other items:	
Charge for the acquisition of Peloton	993
Other	55
Non-GAAP income before taxes	16,120
Taxes on income as reported under GAAP	1,687
Estimated tax benefit on excluded items[1]	695
Net tax charge related to the enactment of the TCJA and subsequent finalization of related treasury regulations	(117)
Net tax benefit from the settlement of certain federal income tax matters	364
Tax benefit from the reversal of tax reserves related to the divestiture of MCC	86
Non-GAAP taxes on income	2,715
Non-GAAP net income	13,405
Less: Net(loss) income attributable to noncontrolling interests as reported under GAAP	(66)
Acquisition and divestiture-related costs attributable to noncontrolling interests	(89)
Non-GAAP net income attributable to noncontrolling interests	23
Non-GAAP net income attributable to Merck & Co., Inc.	$13,382
EPS assuming dilution as reported under GAAP	$ 3.81
EPS difference	1.38
Non-GAAP EPS assuming dilution	$ 5.19

(1)   The estimated tax impact on the excluded items is determined by applying the statutory rate of the originating territory of the non-GAAP adjustments.

Acquisition and Divestiture-Related Costs

Non-GAAP income and non-GAAP EPS exclude the impact of certain amounts recorded in connection with business acquisitions and divestitures. These amounts include the amortization of intangible assets and amortization of purchase accounting adjustments to inventories, as well as intangible asset impairment charges and expense or income related to changes in the estimated fair value measurement of liabilities for contingent consideration. Also excluded are integration, transaction, and certain other costs associated with business acquisitions and divestitures.

Restructuring Costs

Non-GAAP income and non-GAAP EPS exclude costs related to restructuring actions (see Note 5 to the Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2019). These amounts include employee separation costs and accelerated depreciation associated with facilities to be closed or divested. Accelerated depreciation costs represent the difference between the depreciation expense to be recognized over the revised useful life of the asset, based upon the anticipated date the site will be closed or divested or the equipment disposed of, and depreciation expense as determined utilizing the useful life prior to the restructuring actions. Restructuring costs also include asset abandonment, shut-down and other related costs, as well as employee-related costs such as curtailment, settlement and termination charges associated with pension and other postretirement benefit plans and share-based compensation costs.

Certain Other Items

These items are adjusted for after they are evaluated on an individual basis considering their quantitative and qualitative aspects. Typically, these consist of items that are unusual in nature, significant to the results of a particular period or not indicative of future operating results. Excluded from non-GAAP income and non-GAAP EPS in 2019 is a charge for the acquisition of Peloton (see Note 3 to the Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2019), tax charges related to the finalization of U.S. treasury regulations related to the Tax Cuts and Jobs Act of 2017, a net tax benefit related to the settlement of certain federal income tax matters, and a tax benefit related to the reversal of tax reserves established in connection with the 2014 divestiture of Merck Consumer Care (see Note 15 to the Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2019).

Appendix B—Explanation of Adjustments to Non-GAAP Results For Incentive Plans

Incentive Program	Financial Metric	Weighting of Component	Definition	Adjustments
Annual Incentive	Pipeline	20%	The Company's Research and Development goals for the incentive program	No Adjustments
	Revenue	40%	The Company's revenue	Excludes charges or items from the measurement of performance relating to (1) the impact of significant acquisitions and/or divestitures; (2) fluctuations in exchange rates; and (3) extraordinary items and other unusual or non-recurring charges and/or events that impact revenue
	Pre-Tax Income	40%	The Company's income before taxes	Exclude charges or items from the measurement of performance relating to (1) restructurings, discontinued operations, purchase accounting items, merger-related costs, the impact of significant acquisitions and/ or divestitures, extraordinary items and other unusual or non-recurring charges and/ or events; (2) an event either not directly related to Company operations or not reasonably within the control of Company management; (3) fluctuations in foreign exchange versus Plan rates; and (4) the effects of accounting changes in accordance with U.S. generally accepted accounting principles, or other significant legislative changes
PSU	Earnings Per Share	25%	The Company's after-tax Non-GAAP net income (attributable to the Company) divided by total shares outstanding assuming dilution	All of the above and the impact of Share Repurchases above or below planned levels
	Operating Cash Flow	25%	The sum of the Company's after-tax Non-GAAP net income (attributable to the Company) less the change in working capital (working capital includes Trade Accounts Receivable and Inventory — including Trade Accounts Receivables and Inventory included in Other Assets — net of Accounts Payable) plus Non-GAAP depreciation and amortization for each of calendar year of the Award Period	All of the above
	Relative TSR	50%	The comparison of the Company's annualized total shareholder return (inclusive of reinvested dividends) to the median total shareholder return for the Peer Group	No Adjustments

MAKING PROGRESS ON THE SDGs

The United Nations' Sustainable Development Goals (SDGs) represent the international community's plan of action for "people, planet and prosperity." While all of the 17 SDGs are essential to foster sustainable development, we have prioritized eight global goals as being the most closely aligned to our mission.

We are committed to helping facilitate industry engagement and to identifying ways to work creatively to have an impact on people's lives while achieving our company's business objectives.

As a global health care company, SDG 3 (Good Health and Well-Being) is at the core of our business and is most closely aligned with our mission to save and improve lives.

For more information, please visit MSDresponsibility.com


SDG 3
Good Health & Well-Being



~3,397,000
Women with improved access to quality care through **Merck for Mothers (2011–2018)**


SDG 5
Gender Equality

32%
women in executive roles*



Our company promotes and values global diversity and inclusion at every level of the organization.

*Executive is defined as the Chief Executive Officer and two structural levels below.


SDG 6
Clean Water & Sanitation

 2015 2025

GOAL: By 2020, we will develop water conservation plans for sites in "high water risk" locations. By 2025, we will maintain global water use at or below 2015 levels.


SDG 7
Affordable & Clean Energy

14%
in 2018



GOAL: By 2025, ≥ 50 percent of our purchased electricity will come from renewable sources.


SDG 8
Decent Work & Economic Growth

 **36%**

New U.S. hires in 2018 who were members of under-represented ethnic groups

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SDG 12
Responsible Consumption & Production



GOAL: By 2025, at least 50% of sites will send zero waste to landfill.


SDG 13
Climate Action

20%
reduction in 2018

GOAL: By 2025, we will reduce global Scope 1 and market-based Scope 2 GHG emissions ≥ 40 percent from 2015 levels.


SDG 17
Partnership for the Goals



357 Million
people reached in 2018 through our major programs and partnerships

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All data is as of 12/31/2018.

Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033 U.S.A.


MERCK
INVENTING FOR LIFE